Exhibit 99.2

Execution Copy

PURCHASE AND SALE AGREEMENT

(GOLD AND SILVER)

FRANCO-NEVADA CORPORATION

— and —

FRANCO-NEVADA (BARBADOS) CORPORATION

— and —

LUNDIN MINING CORPORATION

— and —

LMC BERMUDA LTD.

October 6, 2014

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

THIS PURCHASE AND SALE AGREEMENT dated as of October 6, 2014.

BETWEEN:

FRANCO-NEVADA CORPORATION, a corporation incorporated under the laws of Canada

(“FNC”)

— and —

FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation incorporated under the laws of Barbados

(the “Purchaser”)

— and —

LUNDIN MINING CORPORATION, a corporation incorporated under the laws of Canada

(“LMC”)

— and —

LMC BERMUDA LTD., a corporation incorporated under the laws of Bermuda

(the “Seller”)

WITNESSES THAT:

WHEREAS LMC Candelaria SpA (“CCM AcqCo”) and LMC Ojos del Salado SpA (“Ojos AcqCo”), indirect wholly owned subsidiaries of LMC (the “Holdcos”), have agreed to acquire from Freeport Minerals Corporation (“FMC”) all the outstanding Series A Stock and Series C Stock of Compania Contractual Minera Candelaria (“CCMC”) and all the outstanding Series A Stock and Series C Stock of Compania Contractual Minera Ojos del Salado (“CCMO”, and together with CCMC, the “Owners”), the owners and operators of the Candelaria and Ojos del Salado properties, which are producing mines located in Atacama province, Region III, Chile;

AND WHEREAS SMMA Candelaria, Inc., Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (collectively, “Sumitomo”), at the date of this Agreement, hold all the outstanding Series B Stock of CCMC and CCMO and have determined to continue to hold those shares and not exercise their rights to sell them to the Holdcos;

AND WHEREAS the Seller, a direct subsidiary of LMC, has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Seller, an amount of Refined Gold and Refined Silver as determined in this Agreement, all subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS capitalized terms when used in these recitals shall have the respective meanings set forth in Article 1;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement, including in the recitals and schedules hereto:

“Abandonment Property” has the meaning set out in the paragraph below Section 7.4(e).

“Acquisition” means the acquisition by the Holdcos of the Series A Stock and Series C Stock of each of CCMC and CCMO pursuant to the Acquisition Agreement.

“Acquisition Agreement” means the Stock Purchase Agreement dated October 6, 2014 between CCM AcqCo, Ojos AcqCo and FMC.

“Acquisition Financing” means the Notes and/or the Bridge Facility in an aggregate principal amount not to exceed $1 billion.

“Actual Reserve Amount” has the meaning set out in Section 2B.2(a)(i).

“Additional Deposit” means the additional deposit to be paid by the Purchaser to the Seller which shall be the net present value of the Refined Gold and Refined Silver from the applicable Area of Interest Properties, based on:

(a)                                 40% of the number of ounces of gold and silver in Mineral Reserves set forth in the Feasibility Study for such Area of Interest Properties;

(b)                                 the projected production and revenue relating to the development, construction and operation, as applicable, of such Area of Interest Properties, including the methodology used in making such projections and related prudent assumptions and contingencies set out in such Feasibility Study;

(c)                                  an [Amount redacted — Commercially sensitive information]% discount rate; and

(d)                                 the published Selected Commodity Analysts consensus annual future prices for gold and silver.

“Additional Term” has the meaning set out in Section 4.1(a).

“Affiliate” means, in relation to any person, any other person who is, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with such first mentioned person. For the purposes of this Agreement, including this definition and the definitions of “Change of Control” and “subsidiary”, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“Applicable Laws” means any international, federal, state, provincial, territorial, local or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

“Applicable Percentage” has the meaning set out in Sections 6.5(b), 6.5(d) and 6.8(b).

“Approvals” means all authorizations, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority, in connection with the transactions contemplated by this Agreement.

“Arbitration Rules” means the International Commercial Arbitration Act (Ontario).

“Area of Interest Properties” means the properties or any portion thereof (or any direct or indirect interests therein) that are located within the boundary indicated on the map included as part of Schedule A attached hereto.

“Bridge Facility” means one or more bridge credit facilities in an aggregate principal amount of up to $1 billion to be entered into pursuant to the commitment letter between Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Nova Scotia and LMC dated October 6, 2014, forming part of the Acquisition Financing.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday under the laws of any of the Province of Ontario, Barbados, Bermuda or Chile.

“Candelaria Shareholders Agreement” means the agreement dated September 21, 1992 between SMMA Candelaria, Inc., PD Candelaria, Inc. and CCMC, as amended May 24, 1993.

“CCMC” has the meaning set out in the Recitals.

“CCMO” has the meaning set out in the Recitals.

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting securities, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction (1) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities of the Subject Person or (2) acquires control, directly or indirectly, of the Subject Person; provided that a Change of Control with respect to any Lundin Group Entity shall not include: (a) a change in the beneficial ownership of voting securities of LMC, or acquisition of control of LMC, if a majority of LMC’s voting securities were listed on a public securities exchange immediately prior to the completion of such transaction and, for greater certainty, shall not include a change in the beneficial ownership of voting securities, or acquisition of control, of a person that directly or indirectly controls LMC if a majority of that controlling person’s voting securities were listed on a public securities exchange immediately prior to the completion of such transaction; or (b) any transaction that results in the Subject Person, other than LMC, continuing to be, directly or indirectly, wholly-owned and controlled by LMC provided that, at the time of such transaction, a majority of LMC’s voting securities are listed on a public securities exchange.

“Closing Date” means the date (which must be a business day) on which the Acquisition under the Acquisition Agreement is scheduled to be completed, which shall be at least three Business Days following the date on which the Seller has provided notice to the Purchaser of such scheduled date, or such other date as the Parties may agree.

“CCM AcqCo” has the meaning set out in the Recitals.

“Collateral” has the meaning set out in Section 8.2(a).

“Commingling Plan” has the meaning set out in Section 6.3.

“Confidential Information” has the meaning set out in Section 6.6(a).

“Date of Delivery” has the meaning set out in Section 2.2(c).

“Definitive Agreement” has the meaning set out in Section 7.1(c).

“Delivery Date” has the meaning set out in Section 2.1(d).

“Deposit” means, subject to adjustment in accordance with Article 2B, $648,000,000 plus the amount of any Additional Deposit paid to the Seller.

“Deposit Reduction Date” means the date on which the Deposit is reduced to nil in accordance with this Agreement.

“Determination Date” has the meaning set out in Section 2B.1(b).

“Designated Jurisdictions” means the United Kingdom and Switzerland.

“Designated Percentage of Payable Gold” means, (i) until 720,000 ounces of Refined Gold have been delivered to the Purchaser pursuant to this Agreement, 68% of the number of ounces of Payable Gold in respect of any Minerals from the Properties for which any Lundin Group Entity receives an Offtaker Settlement, as determined in accordance with Section 2.1(b), (ii) after 720,000 ounces of Refined Gold have been so delivered, 40% of the number of ounces of Payable Gold in respect of any Minerals from the Properties for which any Lundin Group Entity receives an Offtaker Settlement, as determined in accordance with Section 2.1(b), and (iii) 40% of the number of ounces of Payable Gold in respect of any Minerals from the Other Properties for which any Lundin Group Entity receives an Offtaker Settlement, as determined in accordance with Section 2.1(b).

“Designated Percentage of Payable Silver” means, (i) until 12 million ounces of Refined Silver have been delivered to the Purchaser pursuant to this Agreement, 68%  of the number of ounces of Payable Silver in respect of any Minerals from the Properties for which any Lundin Group Entity receives an Offtaker Settlement, as determined in accordance with Section 2.1(b), (ii) after 12 million ounces of Refined Silver have been so delivered, 40% of the number of ounces of Payable Silver in respect of any Minerals from the Properties for which any Lundin Group Entity receives an Offtaker Settlement, as determined in accordance with Section 2.1(b), and (iii) 40% of the number of ounces of Payable Silver in respect of any Minerals from the Other Properties for which any Lundin Group Entity receives an Offtaker Settlement, as determined in accordance with Section 2.1(b).

“Dispute Notice” has the meaning set out in Section 2B.1(b).

“Dissolution”, for the purpose of Article 9 means, in respect of any person, the bankruptcy, insolvency, winding-up, administration or liquidation of that person and any equivalent or analogous procedure.

“Distribution” means, with respect to any person:

(i)                                     the retirement, redemption, retraction, purchase or other acquisition by such person of any securities of such person;

(ii)                                  the declaration or payment of any dividend, return of capital or other distribution (in cash, securities or other property or otherwise) of, on or in respect of, any securities of such person;

(iii)                               any payment, repurchase or other acquisition by such person of, or on account of, any Subordinated Debt, including in respect of principal, interest, bonus, premium or otherwise; and

(iv)                              any other payment or distribution (in cash, securities or other property, or otherwise) by such person of, on or in respect of its securities.

“Encumbrances” means any and all mortgages, charges, assignments, hypothecs, pledges, security interests, liens and other encumbrances of every nature and kind,

whether contingent or absolute and any agreement, option or privilege capable of becoming any of the foregoing (whether consensual, arising by law or otherwise) that secures the payment of any Indebtedness or liability or the observance or performance of any obligation.

“Excluded Taxes” has the meaning set out in Section 13.2(b).

“Expert” has the meaning set out in Section 2B.1(b).

“Feasibility Study” means (i) a feasibility study (as such term is defined and incorporated in NI 43-101) relating to the applicable Area of Interest Properties that includes a Reserve Statement, where the number of ounces of gold and silver constituting Mineral Reserves with respect to such Area of Interest Properties is equal to or greater than [Amount redacted — Commercially sensitive information] gold equivalent ounces, or (ii) an appropriate economic study relating to the applicable Area of Interest Properties, where the number of ounces of gold and silver constituting Mineral Reserves with respect to such Area of Interest Properties is less than [Amount redacted — Commercially sensitive information] gold equivalent ounces. For the purposes of this definition, gold equivalent ounces shall be determined with reference to the published Selected Commodity Analysts consensus annual future prices for gold and silver.

“Fixed Gold Price” means, (i) with respect to the Properties, per ounce, $400.00, subject to increase by 1% per annum (on a compounded basis) starting on the third anniversary of the date of this Agreement, and (ii) with respect to the Other Properties, 30% of the Gold Market Price at the Time of Delivery.

“Fixed Silver Price” means, (i) with respect to the Properties, per ounce, $4.00, subject to increase by 1% per annum (on a compounded basis) starting on the third anniversary of the date of this Agreement, and (ii) with respect to the Other Properties, 30% of the Silver Market Price at the Time of Delivery.

“FMC” has the meaning set out in the Recitals.

“Gold Cap Amount” has the meaning set out in Section 2.7(a).

“Gold Deficiency Amount” has the meaning set out in Section 2.7(a).

“Gold Excess Amount” has the meaning set out in Section 2.7(a).

“Gold Excess Payment Amount” has the meaning set out in Section 2.7(b).

“Gold Floor Amount” has the meaning set out in Section 2.7(a).

“Gold Market Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation or the price of Refined Gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Market Price shall be determined by reference to the price of Refined Gold in the manner endorsed by the London Bullion Market Association and World Gold Council, failing which the Gold Market Price will be determined by reference to the price of Refined Gold on a commodity exchange mutually acceptable to the Parties, acting reasonably.

“Gold Purchase Price” has the meaning set out in Section 2.4.

“Governmental Authority” means any international, federal, state, provincial, territorial, municipal or local government, agency, department, ministry, authority, board, tribunal, commission or official, including any such entity with power to tax, or exercise regulatory or administrative functions, or any court, arbitrator (public or private), stock exchange or securities commission.

“Guarantee” means a guarantee of the Guarantors in form and substance reasonably acceptable to the Purchaser and the Seller.

“Guarantors” means New ChileCo, New ChileCo 2 and each of the Holdcos and any other person from time to time party to the Guarantee.

“Holdcos” has the meaning set out in the Recitals.

“Indebtedness” of any person means, without duplication:

(i)            all obligations of such person for borrowed money and all obligations of such person evidenced by bonds, debentures, notes, bills or other similar instruments;

(ii)           all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker’s acceptances issued for such person’s account;

(iii)          all obligations of such person under any lease that is required to be classified and accounted for as a capital or financed lease for financial accounting purposes or under any synthetic lease, tax retention, operating lease or other lease having substantially the same economic effect as a conditional sale, title retention agreement or similar arrangement;

(iv)          all obligations of such person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(v)           all indebtedness of another person secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance, upon or in property owned by such person, even if such person has not assumed or become liable for the payment of such obligations or such obligations are limited in recourse;

(vi)          all obligations of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

(vii)         all guarantees, indemnities and other obligations (contingent or otherwise) of such person in respect of Indebtedness of another person; and

(viii)        all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any equity, ownership or profit interests in such person within ten years from the date of issuance thereof.

“Initial Term” has the meaning set out in Section 4.1(a).

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)            proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 30 days of the commencement of such proceedings;

(ii)           a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)          it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any Applicable Law relating to bankruptcy, insolvency, reorganization, arrangement or readjustment of debt or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless such proceeding, assignment or appointment is involuntary and dismissed, vacated or stayed within 30 days of commencement of such proceeding; or

(iv)                              a resolution of its board of directors is passed for the receivership or winding-up or liquidation of it.

“Intercreditor Agreement” means an agreement between the Purchaser, the Lenders, LMC and the applicable PSA Entities that recognizes this Agreement as a pre-paid forward sale of gold and silver and includes terms consistent with the principles set out in Schedule B.

“Lenders” means the lenders, indenture trustees, administrative agents and collateral agents, as applicable, from time to time under the Acquisition Financing or any Refinancing Facility.

“LMAB” means Lundin Mining AB, a Swedish company.

“Lot” means the applicable quantity of Minerals delivered to an Offtaker.

“Lundin Event of Default” has the meaning set out in Section 11.1.

“Lundin Group Entity” means LMC and any Affiliate of LMC, including the PSA Entities, from time to time.

“Material Adverse Effect” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects:

(i)                                     materially limits, restricts or impairs or is reasonably likely to materially limit, restrict or impair the ability of (1) LMC or any PSA Entity to perform its obligations under this Agreement, the Guarantee or any Security Pledge Agreement, as applicable, or (2) the Owners to operate the Project substantially in accordance with the Operating Plan in effect at the time of the occurrence of the Material Adverse Effect; or

(ii)                                  causes or is reasonably likely to cause any significant decrease to expected gold or silver production from the Project based on the Operating Plan in effect at the time of the occurrence of the Material Adverse Effect.

“Mineral Interest” has the meaning set out in Section 7.1(b).

“Mineral Reserves” means proven mineral reserves and probable mineral reserves as defined and incorporated under NI 43-101.

“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from the Properties or the Other Properties, and including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties or the Other Properties, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré; provided however, that “Minerals” shall not include tailings resulting from Mineral bearing material that has been processed, including for the recovery of gold and silver, through the processing facilities related to the Project and subsequently processed by or sold to Compania Minera del Pacifico S.A. or other parties for the purpose of recovering magnetite.

“Monthly Report” means a written report in relation to a calendar month with respect to the Project that contains, for such month:

(i)                                    types, tonnes and grades of mined copper, gold and silver;

(ii)                                 types, tonnes and grades of stockpiled copper, gold and silver;

(iii)                             tonnes of Minerals processed by and resulting concentrates from the processing facilities related to the Project in total and separately with respect to the Properties and the Other Properties, and similar information with respect to any other processing facilities;

(iv)                             the number of tonnes of copper and ounces of gold and silver contained in Minerals processed during such month, but not delivered to an Offtaker by the end of such month;

(v)                                 a summary of deliveries made to Offtakers during such month showing, among other things, provisional Refined Gold and Produced Gold amounts and related Offtaker Settlements and provisional Refined Silver and Produced Silver amounts and related Offtaker Settlements and any final settlement adjustments made during such month;

(vi)                              copies of available Offtaker Settlement Sheets and other Offtaker statements, invoices or receipts, or if the sharing of such documents is restricted by applicable confidentiality restrictions or Applicable Laws, such other information that will allow the Purchaser to verify all aspects of the deliveries of Refined Gold and Refined Silver and compliance with other provisions of this Agreement;

(vii)                          the aggregate number of ounces of Refined Gold and Refined Silver delivered to the Purchaser under this Agreement up to the end of such month;

(viii)                       a detailed calculation of the Uncredited Balance as of the end of such month; and

(ix)                              such other information regarding the calculation of the amount of Refined Gold and/or Refined Silver delivered to the Purchaser as the Purchaser may reasonably request.

“Net Present Value of the Remaining Stream” means the net present value of the Purchaser’s rights under this Agreement based on [Calculation methodology redacted — Commercially sensitive information].

“Net Proceeds” means, with respect to the receipt of proceeds under Sections 6.5(b), 6.5(d) and 6.8(b), the aggregate amount received by the Lundin Group Entities less the fees, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Purchaser upon request) incurred or paid to a third party by any Lundin

Group Entity in connection with the claim giving rise to such proceeds, without deduction for any insurance premiums or similar payments.

“New ChileCo” means Lundin Mining South America SpA, a company incorporated under Chilean law.

“New ChileCo 2” means LMC Chile SpA, a company incorporated under Chilean law.

“New Owner” has the meaning set out in Section 7.4(a)(ii).

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as it may be amended from time to time, or any successor instrument, rule or policy.

“Notes” means the senior secured notes of LMC in an aggregate principal amount of up to $1 billion forming part of the Acquisition Financing.

“Offtake Agreement” means any agreement entered into by any Lundin Group Entity with any person (including spot sales) (i) for the sale of Minerals to such person (other than an intra-company sale between Lundin Group Entities that precedes the sale of Minerals to an arm’s length third party), or (ii) for the smelting, refining or other beneficiation of Minerals by such person for the benefit of any Lundin Group Entity, as may be amended, restated, amended and restated, supplemented, modified or superseded from time to time.

“Offtaker” means any person that enters into an Offtake Agreement with a Lundin Group Entity.

“Offtaker Settlement” means (i) with respect to Minerals purchased by an Offtaker from a Lundin Group Entity, the receipt by a Lundin Group Entity of payment, or other consideration from the Offtaker, whether provisional or final, and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of a Lundin Group Entity, the receipt by the Lundin Group Entity of Refined Gold or Refined Silver or other materials or payments derived from or relating to Produced Gold or Produced Silver in accordance with the applicable Offtake Agreement.

“Offtaker Settlement Sheets” means the final documents from the Offtaker (or if such final documents are not available in the case of a provisional payment, the relevant documents on which such provisional payment has been determined) or such other relevant documents, in each case evidencing at least the amount of Minerals, including Produced Gold and Produced Silver, in each Lot.

“Ojos AcqCo” has the meaning set out in the Recitals.

“Ojos Shareholders Agreement” means the agreement dated December 22, 2005 between SMMA Candelaria, Inc., Sumitomo Metal Mining Arizona, Inc., Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, PD Ojos Del Salado, Inc., Phelps Dodge Corporation and CCMO.

“Operating Plan” means the life of mine operating plans for the Project as provided by the Seller to the Purchaser on the date hereof, as amended from time to time.

“Option” means the option granted by the Seller to the Purchaser pursuant to Sections 3.7 and 3.8.

“Other Minerals” means any and all marketable metal bearing material in whatever form or state (including ore) that is mined, produced, extracted or otherwise recovered from any location that is not within the Properties or the Other Properties.

“Other Properties” means any of the Area of Interest Properties that (i) are acquired by a Lundin Group Entity and (ii) (x) the Minerals from such Area of Interest Properties are processed through the processing facilities in respect of the Project prior to the last day for the Purchaser to exercise the Option with respect to such Area of Interest Properties in accordance with the provisions of Sections 3.7 and 3.8, or (y) form part of this Agreement pursuant to an exercise of the Option with respect to such Area of Interest Properties by the Purchaser in accordance with the provisions of Sections 3.7 and 3.8.

“Owners” has the meaning set out in the Recitals, and following any merger permitted under this Agreement, references to the Owners will be to their applicable successors.

“Parties” means the parties to this Agreement.

“Payable Gold” means 93% of the Produced Gold contained in a Lot in respect of which Lot any Lundin Group Entity receives an Offtaker Settlement during the Term, as determined in accordance with Section 2.1(b).

“Payable Silver” means 90% of the Produced Silver contained in a Lot in respect of which Lot any Lundin Group Entity receives an Offtaker Settlement during the Term, as determined in accordance with Section 2.1(b).

“Permits” means all material licenses, permits, approvals (including environmental approvals) authorizations, rights (including surface and access rights), privileges, concessions or franchises necessary for the development and operation of the Project, including any contemplated by the Operating Plan.

“Permitted Encumbrances” means any Encumbrance in respect of the Project Assets constituted by the following:

(i)                                   inchoate or statutory liens for taxes, assessments, royalties, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(ii)                                any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Properties or the Other Properties, or comprising the Properties or the Other Properties;

(iii)                             minor discrepancies in the legal description or acreage of or associated with the Properties or the Other Properties, or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land, in either case which do not materially detract from the value of, or materially impair the use of, the Properties or the Other Properties, for the purpose of conducting and carrying out mining operations thereon;

(iv)                            rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Properties or the Other Properties, which do not in the aggregate materially detract from the use of the Properties or the Other Properties, for the purpose of conducting and carrying out mining operations thereon;

(v)                               liens or other rights granted by either Owner to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) in connection with the Project;

(vi)                            a right of title retention in connection with the acquisition by either Owner of goods in the ordinary course of business;

(vii)                         security deposits with any Governmental Authority and utilities in the ordinary course of business of a PSA Entity;

(viii)                      the Security Pledge Agreements;

(ix)                            liens granted by either Owner solely to secure Indebtedness permitted under clauses (a) and (b) in item (ii) of the definition of Permitted Indebtedness; and

(x)                               an Encumbrance created with the Purchaser’s prior written consent.

“Permitted Indebtedness” means:

(i)                                   Indebtedness incurred and available to be drawn under the Acquisition Financing or a Refinancing Facility;

(ii)                                Indebtedness incurred by the Owners constituting (a) equipment financing that is secured only by the underlying equipment, (b) receivable financing that is secured only by the underlying receivables, and (c) Indebtedness solely for working capital purposes in connection with the Project in an aggregate amount not to exceed $[Amount redacted — Commercially sensitive information] and that is unsecured;

(iii)                             Subordinated Debt;

(iv)                              Indebtedness incurred under this Agreement, the Guarantee and the Security Pledge Agreements;

(v)                                 Indebtedness in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of the Owners to the extent required by Applicable Laws or Governmental Authority; and

(vi)                              any other Indebtedness with the Purchaser’s prior written consent.

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization or entity, whether or not a legal entity.

“Pledged Shares” means (i) the Series A Stock of CCMC, the Series A Stock and Series C Stock of CCMO, the Shares of New ChileCo 2, and the Shares of the Seller, (ii) the Shares of the companies resulting from the merger of any PSA Entities with one another, (iii) if and when the requisite consents of Sumitomo have been obtained, the Series C Stock of CCMC and the Shares of CCM AcqCo and Ojos AcqCo, and (iv) the Shares of any other person that becomes a PSA Entity (for greater certainty excluding New ChileCo as long as it, or its successor, remains a subsidiary of LMAB or another Swedish corporation that is also a direct subsidiary of LMC).

“Principals Agreement” means the agreement dated September 18, 1992 between Phelps Dodge Corporation, Sumitomo Metals Mining Co., Ltd., Sumitomo Corporation and Sumitomo Metal Mining Arizona, Inc., as amended June 1, 1993.

“Produced Gold” means (i) any and all gold in whatever form or state that is contained in Minerals recovered from the Properties, and (ii) any and all gold in whatever form or state that is contained in Minerals recovered from the Other Properties.

“Produced Silver” means (i) any and all silver in whatever form or state that is contained in Minerals recovered from the Properties, and (ii) any and all silver in whatever form or state that is contained in Minerals recovered from the Other Properties.

“Project” means the Properties and the Other Properties, the mining, exploration and development operations conducted thereon, and the mines, infrastructure, processing facilities and other facilities constructed and operated at or in respect of the Properties or the Other Properties.

“Project Assets” means the Properties and the Other Properties and all other present and after acquired real or personal property or other assets and rights (including water rights and surface rights) used or acquired for use by any Lundin Group Entity in connection with the Project, including the Punta Padrones port and desalination plant facilities, and any mining, production, processing or extraction of Minerals from the Properties and the Other Properties. For the avoidance of doubt, Project Assets shall not include the Pledged Shares or any other shares of any Lundin Group Entity.

“Project Net Present Value” means the net present value of the Project based on [Calculation methodology redacted — Commercially sensitive information].

“Properties” means all real property interests, mineral claims, mineral leases and other rights, concessions and interests held by the Owners as of the Closing Date, including those listed in Schedule A, including all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Authority. “Properties” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, and any related rights, concessions or interests, owned or in respect of which an interest is held, directly or indirectly, by any Lundin Group Entity at any time during the Term, whether or not such ownership or interest is held continuously. Certain of the Properties are depicted in the map attached at Schedule A.

“PSA Entity” means from time to time any Party to this Agreement (other than LMC, FNC and the Purchaser), the Owners, CCM AcqCo, Ojos AcqCo, New ChileCo, New ChileCo 2 and any other person (now or hereafter formed or acquired) that acquires directly or indirectly all or part of the Project Assets (other than a Transfer of which is not restricted by Sections 7.2 and 7.3), but excluding LMAB and any other person that directly or indirectly holds any interest in New ChileCo, provided that LMAB or such other person does not otherwise directly or indirectly hold any interest in the Project Assets. Notwithstanding the foregoing, LMC shall become a PSA Entity if it at any time directly holds any Project Assets.

“PSA Security” means the charges and security interests granted in favour of the Purchaser pursuant to the Security Pledge Agreements.

“Purchaser Event of Default” has the meaning set out in Section 12.1.

“Purchaser Guaranteed Obligations” has the meaning set out in Section 9.1(a).

“Purchaser Termination Event” has the meaning set out in Section 12.1(b).

“Receiving Party” has the meaning set out in Section 6.6(a).

“Recovery Protocol” has the meaning set out in Section 2.7.

“Refinancing Facility” means any credit facility, bonds, debentures, notes or other similar instruments, the net proceeds of which are used to replace, refinance, defease or discharge the Acquisition Financing (or any other Refinancing Facility) or that are entered into or issued at any time following the defeasance or discharge of all or part of the Acquisition Financing (or any other Refinancing Facility), provided that (i) the principal amount of such Indebtedness available under such Refinancing Facility, together with any remaining Indebtedness outstanding and available to be drawn under the Acquisition Financing (or any other Refinancing Facility), does not exceed in the aggregate $1 billion (plus the amount of all fees, and expenses and premiums incurred in connection therewith), (ii) such Refinancing Facility has a maturity date which is after the maturity date of the Indebtedness under the Acquisition Financing, and (iii) such Refinancing Facility is not secured against the Project Assets, and if secured against the Pledged Shares, the lenders or holders thereunder have agreed to be bound by an intercreditor agreement with the Purchaser which is (x) substantially on the same terms and conditions as the Intercreditor Agreement (without regard to the Designated Percentage) or (y) otherwise at least as favourable to the Purchaser (as determined by it, acting reasonably) as the Intercreditor Agreement (without regard to the Designated Percentage), and in each case such intercreditor agreement provides for a “Designated Percentage” (as defined in Schedule B) in favour of the Purchaser that is equal to at least, but need not be greater than (A) two times the Uncredited Balance at the time the Refinancing Facility is entered into, divided by (B) the Project Net Present Value (less outstanding Indebtedness, other than Subordinated Debt, of the Owners) at such time.

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Refined Silver” means marketable metal bearing material in the form of silver bars or coins that is refined to standards meeting or exceeding 999 parts per 1,000 fine silver.

“Reserve Statement” means a statement prepared by a qualified person (as such term is defined in NI 43-101) on behalf of the Lundin Group Entities setting out the number of tonnes of ore and metal grades of Mineral Reserves.

“Restricted Person” means any person that:

(i)                                     is named, identified, described in or on or included in or on any of:

(1)                                 the lists maintained by the Office of the Superintendent of Financial Institutions (Canada) with respect to terrorism financing, including the lists made under subsection 83.05(1) of the Criminal Code, under the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and under the United Nations Al-Qaida and Taliban Regulations;

(2)                                 the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)                                 the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)                                 the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control;

(5)                                 the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324; or

(6)                                 any other Applicable Law relating to anti-terrorism or anti-money laundering matters;

(ii)                                  is subject to trade restrictions under any Applicable Laws, including, but not limited to:

(1)                                 the United Nations Act (Canada), the Special Economic Measures Act (Canada) and the Freezing of Assets of Corrupt Foreign Officials Act (Canada);

(2)                                 the International Emergency Economic Powers Act, 50 U.S.C.; and

(3)                                 the Trading with the Enemy Act, 50 U.S.C. App. 1.1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107 56; or

(iii)                               is a person or entity who is an Affiliate of a person or entity listed above.

“Review Period” has the meaning set out in Section 7.1(c).

“S&D Reserve Statement” has the meaning set out in Section 2B.1(a).

“S&D Review Period” has the meaning set out in Section 2B.1(b).

“Security Pledge Agreements” has the meaning set out in Section 8.2(a).

“Selected Commodity Analysts” means the respective division, group or entity of each of the following, which is responsible for forecasting metal prices for gold and silver and other applicable metals: [Specific entities redacted — Commercially sensitive information], provided that any of the foregoing that has not published forecasts for the applicable metal(s) prior to end of the last calendar quarter shall be excluded with respect to such metal(s) and the foregoing list may be updated by the Parties, acting reasonably, in writing from time to time in order to remove and replace any institution that ceases to publish the relevant information. Where such term is used herein, the reference to consensus prices shall be determined based on the most recent forecast published by such persons.

“Seller Guaranteed Obligations” means all present and future debts, liabilities and obligations of the Seller to the Purchaser under or in connection with this Agreement, including its obligations under Article 2 and to pay any amounts under this Agreement, including an award of the arbitrators under Schedule F.

“Seller Offer” has the meaning set out in Section 7.1(b).

“Share Transfer” has the meaning set out in Section 7.4.

“Shares”, in the case of a body corporate, means shares (voting or otherwise) in the body corporate, and in the case of any other person, means shares, partnership or member interests, or voting, equity, participating or other ownership interests in that person, and includes any option or other right to acquire Shares and any security convertible into or exchangeable for Shares.

“Silver Cap Amount” has the meaning set out in Section 2.8(a).

“Silver Deficiency Amount” has the meaning set out in Section 2.8(a).

“Silver Excess Amount” has the meaning set out in Section 2.8(a).

“Silver Excess Payment Amount” has the meaning set out in Section 2.8(b).

“Silver Floor Amount” has the meaning set out in Section 2.8(a).

“Silver Market Price” means, with respect to any day, the daily per ounce LBMA Silver Price in U.S. dollars quoted by the London Bullion Market Association (currently in partnership with CME Group and Thomson Reuters) for Refined Silver on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the LBMA Silver Price is no longer confirmed, acknowledged or quoted by the London Bullion Market Association, the Silver Market Price shall be determined by reference to the price of Refined Silver on a commodity exchange mutually acceptable to the Parties, acting reasonably.

“Silver Purchase Price” has the meaning set out in Section 2.5.

“Subscription Agreement” means the subscription agreement dated December 5, 2005 between Sumitomo Metal Mining Co., Ltd., Sumitomo Corporation, Sumitomo Metal Mining Arizona, Inc., SMMA Candelaria, Inc., Phelps Dodge Corporation and PD Ojos del Salado, Inc. and CCMC.

“Subordinated Debt” means any debts, liabilities or obligations owing by a PSA Entity to (i) any other PSA Entity, (ii) LMC, or (iii) any Affiliate of LMC, on any account and in any capacity, subordinated in accordance with the provisions of the Subordination and Postponement of Claims.

“Subordination and Postponement of Claims” has the meaning set out in Section 8.2(b).

“subsidiary” means, with respect to any person, any other person which is, directly or indirectly, controlled and wholly-owned by that person.

“Sumitomo” has the meaning set out in the Recitals.

“Target Reserve Amount” has the meaning set out in Section 2B.2(a)(ii).

“Taxes” means all taxes, surtaxes, duties, levies, imposts, tariffs, fees, assessments, reassessments, withholdings, dues and other charges of any nature, whether disputed or not, by a Governmental Authority, and instalments in respect thereof, including such amounts imposed or collected on the basis of: income; capital, real or personal property; payments, deliveries or transfers of property of any kind to residents or non-residents; purchases, consumption, sales, use, import, export of goods and services; mining; distributions; equity; together with penalties, fines, additions to tax and interest thereon; and “Tax” shall have a corresponding meaning.

“Term” has the meaning set out in Section 4.1(a).

“Third Party” has the meaning set out in Section 6.6(a)(i).

“Time of Delivery” has the meaning set out in Section 2.2(c).

“Transfer” means to, directly or indirectly, sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Authority), whether voluntary or involuntary.

“Uncredited Balance” at any time means the uncredited balance of the Deposit determined in accordance with this Agreement.

1.2                               Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)                                 The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)                                 References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)                                  Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)                                 Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)                                  The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)                                   Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)                                  A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(h)                                 Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(i)                                     Unless specified otherwise, in this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

(j)                                    Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(k)                                 The following schedules are attached to and form part of this Agreement:

Schedule A	-	Description of Properties and Area of Interest (with Map)
Schedule B	-	Principles of the Intercreditor Agreement
Schedule C	-	LMC and Seller Representations and Warranties
Schedule D	-	Purchaser Representations and Warranties
Schedule E	-	FNC Representations and Warranties
Schedule F	-	Dispute Resolution
Schedule G	-	Susana and Damiana Mineralization Zones

ARTICLE 2
PURCHASE AND SALE

2.1                               Purchase and Sale of Refined Gold and Refined Silver

(a)                                 Subject to and in accordance with the terms of this Agreement, during the Term, the Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, in respect of each Lot:

(i)                                     an amount of Refined Gold equal to the Designated Percentage of Payable Gold, free and clear of all Encumbrances; and

(ii)                                  an amount of Refined Silver equal to the Designated Percentage of Payable Silver, free and clear of all Encumbrances.

(b)                                 The amount of Produced Gold and Produced Silver shall be measured by the amount of contained gold and silver in the Minerals received by the Offtaker as determined by the Offtaker Settlement Sheets. Produced Gold and Produced Silver shall not be reduced for, and the Purchaser shall not be responsible for, any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges or deductions, regardless of whether such charges or deductions are expressed as a specific metal deduction, as any recovery rate or otherwise, in any case, pursuant to the terms of the applicable Offtake Agreement or otherwise.

(c)                                  The Refined Gold and Refined Silver delivered pursuant to this Agreement need not come from gold or silver physically produced at the Project, provided that the Seller shall not sell or deliver to the Purchaser (for purposes of this Agreement and at any time during the Term) any Refined Gold or Refined Silver that has been directly or indirectly purchased on a commodity exchange.

(d)                                 The provisions of Article 2 shall also apply to any settlements from offtakers received by or on behalf of the Owners in respect of Produced Gold and Produced Silver sold during the period from and including July 1, 2014 to and excluding the Closing Date (where the related offtaker settlement is received prior to the Closing Date), provided that the Seller shall have no obligation to make such deliveries of Refined Gold or Refined Silver to the extent that the aggregate amount of such deliveries in respect of such period exceeds an amount equal to [Amount redacted — Commercially sensitive information] in the case of Refined Gold and [Amount redacted — Commercially sensitive information] in the case of Refined Silver, multiplied by the number of days during the period from and including July 1, 2014 to and excluding the Closing Date. The Seller shall use its reasonable commercial efforts to determine the amount of Refined Gold and Refined Silver to be delivered pursuant to this clause (d) and to make such deliveries to the Purchaser as soon as practicable after the Closing Date and no later than (i) 14 days after the Closing Date if the Closing Date occurs on or before December 12, 2014, or (ii) on the Closing Date, if the Closing Date occurs after December 12, 2014 (as applicable, the “Delivery Date”), provided that if the Seller is unable to make such determination prior to the Delivery Date, the Seller shall deliver on the Delivery Date an amount of Refined Gold and Refined Silver equal to 80% of the estimated amounts to be delivered under this clause (d) as agreed by the Purchaser and Seller, acting in good faith, and the Seller shall determine and deliver the final balance of such amount no later than 30 days after the Delivery Date.

2.2                               Delivery Obligations

(a)                                 Subject to Section 2.2(b), within five Business Days after the date of each Offtaker Settlement on or following the Closing Date (for greater certainty, including with respect to any sales of Produced Gold and Produced Silver occurring on or after July 1, 2014, and prior to the Closing Date), the Seller shall sell and deliver to the Purchaser Refined Gold in an amount equal to the Designated Percentage of Payable Gold and Refined Silver in an amount equal to the Designated Percentage of Payable Silver in respect of the Lot to which such Offtaker Settlement relates.

(b)                                 If an Offtaker Settlement consists of a provisional payment that may be adjusted upon final settlement of a Lot, then:

(i)                                   within five Business Days after the date of such provisional Offtaker Settlement, the Seller shall sell and deliver to the Purchaser (A) Refined Gold in an amount equal to the Designated Percentage of Payable Gold, and (B) Refined Silver in an amount equal to the Designated Percentage of Payable Silver, in each case in respect of such Lot for which the Seller received a provisional Offtaker Settlement (provided that, for this calculation of Refined Gold and Refined Silver, as applicable, the amount of gold and silver in the Lot which the Offtaker uses in the calculation of its provisional payment shall be used to determine the amount of Produced Gold and Produced Silver in the Lot) under the applicable Offtake Agreement, as supported by the documentation required pursuant to Section 2.3 and in the applicable Monthly Report; and

(ii)                                within five Business Days after the date of final settlement of the Lot with the Offtaker, the Seller shall sell and deliver to the Purchaser (A) Refined Gold in an amount equal to the amount by which the actual Designated Percentage of Payable Gold exceeds the amount of Refined Gold previously delivered to the Purchaser in respect of such Lot pursuant to Section 2.2(b)(i), and (B) Refined Silver in an amount equal to the amount by which the actual Designated Percentage of Payable Silver exceeds the amount of Refined Silver previously delivered to the Purchaser in respect of such Lot pursuant to Section 2.2(b)(i), in each case as supported by the documentation required pursuant to Section 2.3 and the applicable Monthly Report; provided, however, if the Refined Gold or Refined Silver delivered pursuant to Section 2.2(b)(i) exceeds the actual Designated Percentage of Payable Gold or the actual Designated Percentage of Payable Silver, respectively, then the Seller shall be entitled to set off and deduct such excess amount of either or both of Refined Gold or Refined Silver, as applicable, from the next required deliveries by the Seller under this Agreement until it has been fully offset against deliveries to the Purchaser of either or both of Refined Gold or Refined Silver, if any, pursuant to this Section 2.2(b).

(c)                                  The Seller shall sell and deliver to the Purchaser all Refined Gold and Refined Silver to be sold or delivered under this Agreement by way of (i) credit (in metal) or physical allocation to (ii) the metal account or accounts in a Designated Jurisdiction designated by the Purchaser, with both (i) and (ii) to be specified by the Purchaser by electronic communication prior to the Closing Date and thereafter, if there is any change to such information, at least 30 days in advance of any sale or delivery of Refined Gold or Refined Silver. If the Purchaser wishes to designate a metal account in a jurisdiction other than a Designated Jurisdiction, such designation will be subject to the prior written consent of the Seller, such consent not to be unreasonably withheld. The Purchaser hereby confirms that at the Closing Date its metal account will be in the United Kingdom. Delivery of Refined Gold and Refined Silver to the Purchaser shall be deemed to have been made at the time and on the date Refined Gold and Refined Silver are respectively credited or physically allocated to a designated metal account of the Purchaser (the “Time of Delivery” on the “Date of Delivery”).

(d)                                 Title to, and risk of loss of, Refined Gold and Refined Silver shall pass from the Seller to the Purchaser at the Time of Delivery.

(e)                                  All costs and expenses pertaining to each delivery of Refined Gold and Refined Silver to the Purchaser shall be borne by the Seller so long as the Purchaser’s metal accounts are in a Designated Jurisdiction. If the Purchaser specifies delivery to a jurisdiction other than a Designated Jurisdiction, then it will be responsible for any additional costs and expenses resulting therefrom over the costs and expenses that would have applied in the previous Designated Jurisdiction.

(f)                                   The Seller hereby represents and warrants to and covenants with the Purchaser that, immediately prior to the Time of Delivery (i) the Seller will be the sole legal and beneficial owner of the Refined Gold and Refined Silver credited or physically allocated to a metal account of the Purchaser, (ii) the Seller will have good, valid and marketable title to such Refined Gold and Refined Silver, and (iii) such Refined Gold and Refined Silver will be free and clear of all Encumbrances.

2.3                               Invoicing

The Seller shall notify the Purchaser in writing, within three Business Days after each delivery and credit to the account of the Purchaser, by delivery of an invoice to the Purchaser that shall include:

(a)                                 the calculation of the number of ounces of Refined Gold and Refined Silver credited or physically allocated;

(b)                                 the Offtaker Settlement Sheets on which the calculation is based, or if the sharing of such Offtaker Settlement Sheets is restricted by applicable confidentiality restrictions or Applicable Laws, such other information that will allow the Purchaser to verify all aspects of the delivery of Refined Gold and Refined Silver reflected in such invoice;

(c)                                  the Date of Delivery and Time of Delivery;

(d)                                 the Gold Purchase Price for Refined Gold and Silver Purchase Price for Refined Silver credited or physically allocated; and

(e)                                  reference to the Offtake Agreement under which such delivery was made.

2.4                               Gold Purchase Price

The Purchaser shall pay to the Seller a purchase price for each ounce of Refined Gold sold and delivered by the Seller to the Purchaser under this Agreement (the “Gold Purchase Price”) equal to:

(a)                                 until the Deposit Reduction Date, the Gold Market Price on the Date of Delivery of such Refined Gold, payable (i) in cash or by wire transfer equal to the amount of the lesser of the Fixed Gold Price and the Gold Market Price on the Date of Delivery, and (ii) if such Gold Market Price is greater than the Fixed Gold Price, the balance will be payable by crediting an amount equal to the difference between such Gold Market Price and the Fixed Gold Price against the Deposit in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(b)                                 after the Deposit Reduction Date, the lesser of the Fixed Gold Price and the Gold Market Price on the Date of Delivery of such Refined Gold, payable in cash or by wire transfer.

2.5                               Silver Purchase Price

The Purchaser shall pay to the Seller a purchase price for each ounce of Refined Silver sold and delivered by the Seller to the Purchaser under this Agreement (the “Silver Purchase Price”) equal to:

(a)                                 until the Deposit Reduction Date, the Silver Market Price on the Date of Delivery of such Refined Silver, payable (i) in cash or by wire transfer equal to the amount of the lesser of the Fixed Silver Price and the Silver Market Price on the Date of Delivery, and (ii) if such Silver Market Price is greater than the Fixed Silver Price, the balance will be payable by crediting an amount equal to the difference between such Silver Market Price and the Fixed Silver Price against the Deposit in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(b)                                 after the Deposit Reduction Date, the lesser of the Fixed Silver Price and the Silver Market Price on the Date of Delivery of such Refined Silver, payable in cash or by wire transfer.

2.6                               Payment

Payment by the Purchaser for each delivery of Refined Gold and Refined Silver shall be made (i) no later than five Business Days after the receipt of the Refined Gold or Refined Silver, as applicable, in the Purchaser’s metal account, and (ii) to a bank account of the Seller designated in accordance with Section 13.1.

2.7                               Gold Recovery Collar

Within 20 days after the end of each calendar year, the Purchaser and the Seller will determine the “gold recovery” and “silver recovery” from Minerals for the year just ended in accordance with a protocol to be agreed prior to the Closing Date (the “Recovery Protocol”). If that determination results in a recovery ratio of gold in concentrate to gold in preprocessed ore (expressed as a percentage) of (i) more than 73%, the Purchaser shall make an additional payment to the Seller in accordance with clauses (a), (b) and (c) below, or (ii) less than 68%, the Seller shall deliver additional Refined Gold to the Purchaser in accordance with clauses (a) and (b) below:

(a)                                 in accordance with the Recovery Protocol the Purchaser and Seller shall determine (i) the number of ounces of Refined Gold that would have been delivered to the Purchaser pursuant to this Agreement during the prior calendar year if the recovery ratio was 73% (the “Gold Cap Amount”), and (ii) the number of ounces of Refined Gold that would have been delivered to the Purchaser pursuant to this Agreement during the prior calendar year if the recovery ratio was 68% (the “Gold Floor Amount”). The excess, if any, of the total number of ounces of Refined Gold delivered to the Purchaser pursuant to this Agreement during the prior calendar year over the Gold Cap Amount is referred to herein as the “Gold Excess Amount”. The deficiency, if any, of the total number of ounces of Refined Gold delivered to the Purchaser pursuant to this Agreement during the prior calendar year below the Gold Floor Amount is referred to herein as the “Gold Deficiency Amount”.

(b)                                 within 15 days after the determination, (i) in the case where there is a Gold Excess Amount, the Purchaser will make a payment to the Seller in an amount equal to the Gold Excess Amount multiplied by the difference (if positive) between the Gold Market Price as of the date of payment and the Fixed Gold Price for the prior calendar year (such amount the “Gold Excess Payment Amount”), and until the Deposit Reduction Date, the Uncredited Balance shall be increased by the amount of such payment, and (ii) in the case where there is a Gold Deficiency Amount, the Seller will deliver to the Purchaser an amount of Refined Gold equal to the Gold Deficiency Amount, such delivery and the payment therefor to be in accordance with the applicable provisions of Article 2; and

(c)                                  in the case where there is a Gold Excess Amount, the payment of the Gold Excess Payment Amount shall be paid in cash to a bank account of the Seller designated in accordance with Section 13.1.

2.8                               Silver Recovery Collar

Within 20 days after the end of each calendar year, the Purchaser and the Seller will determine the “gold recovery” and “silver recovery” from Minerals for the year just ended in accordance with the Recovery Protocol. If that determination results in a recovery ratio of silver in concentrate to silver in preprocessed ore (expressed as a percentage) of (i) more than 81%, the Purchaser shall make an additional payment to the Seller in accordance with clauses (a), (b) and

(c) below, or (ii) less than 75%, the Seller shall deliver additional Refined Silver to the Purchaser in accordance with clauses (a) and (b) below:

(a)                                 in accordance with the Recovery Protocol the Purchaser and Seller shall determine (i) the number of ounces of Refined Silver that would have been delivered to the Purchaser pursuant to this Agreement during the prior calendar year if the recovery ratio was 81% (the “Silver Cap Amount”), and (ii) the number of ounces of Refined Silver that would have been delivered to the Purchaser pursuant to this Agreement during the prior calendar year if the recovery ratio was 75% (the “Silver Floor Amount”). The excess, if any, of the total number of ounces of Refined Silver delivered to the Purchaser pursuant to this Agreement during the prior calendar year over the Silver Cap Amount is referred to herein as the “Silver Excess Amount”. The deficiency, if any, of the total number of ounces of Refined Silver delivered to the Purchaser pursuant to this Agreement during the prior calendar year below the Silver Floor Amount is referred to herein as the “Silver Deficiency Amount”.

(b)                                 within 15 days after the determination, (i) in the case where there is a Silver Excess Amount, the Purchaser will make a payment to the Seller in an amount equal to the Silver Excess Amount multiplied by the difference (if positive) between the Silver Market Price as of the date of payment and the Fixed Silver Price for the prior calendar year (such amount the “Silver Excess Payment Amount”), and until the Deposit Reduction Date, the Uncredited Balance shall be increased by the amount of such payment, and (ii) in the case where there is a Silver Deficiency Amount, the Seller will deliver to the Purchaser an amount of Refined Silver equal to the Silver Deficiency Amount, such delivery and the payment therefor to be in accordance with the applicable provisions of Article 2; and

(c)                                  in the case where there is a Silver Excess Amount, the payment of the Silver Excess Payment Amount shall be paid in cash to a bank account of the Seller designated in accordance with Section 13.1.

ARTICLE 2A
ACQUISITION OF THE SUMITOMO INTEREST

2A.1                      Acquisition of the Sumitomo Interest

If at any time during the Initial Term or any Additional Term any Lundin Group Entity acquires the Series B Stock of CCMC and CCMO, then the Seller shall promptly thereafter ensure:

(a)                                 New ChileCo 2 shall have executed and delivered a Security Pledge Agreement to the Purchaser covering all the outstanding shares of the Holdcos, such Security Pledge Agreement to be in form and substance satisfactory to the Purchaser, acting reasonably, and shall have executed and delivered or agreed to become bound by the Intercreditor Agreement;

(b)                                 the Security Pledge Agreement of CCM AcqCo required to be delivered pursuant to Section 3.2(c) shall also include as part of the pledge all the Series B Stock and the Series C Stock of CCMC;

(c)                                  the Security Pledge Agreement of Ojos AcqCo required to be delivered pursuant to Section 3.2(c) shall also include as part of the pledge all the Series B Stock of CCMO;

(d)                                 that the Security Pledge Agreements shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchaser under the Security Pledge Agreements; and

(e)                                  the delivery to the Purchaser of favourable opinions, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the date of completion, from external legal counsel to the applicable PSA Entities substantially to the effect of the applicable opinions described in Section 3.2(d), with any applicable modifications, and thereafter, the definition of “Pledged Shares” shall be as follows: “Pledged Shares” means (i) all the Shares of CCMC, CCMO, the Seller, CCM AcqCo, Ojos AcqCo, and New ChileCo 2, (ii) the Shares of any person resulting from a merger of any PSA Entities with one another, and (iii) the Shares of any other person that becomes a PSA Entity (for greater certainty excluding New ChileCo as long as it, or its successor, remains a subsidiary of LMAB or another Swedish corporation that is also a direct subsidiary of LMC).

ARTICLE 2B
ADJUSTMENT TO DEPOSIT

[Commercially sensitive provisions relating to the adjustment to the Deposit redacted. The maximum adjustment and related payment obligation will not exceed $40 million for either Purchaser or Seller.]

ARTICLE 3
DEPOSIT PAYMENT

3.1                               Deposit

In consideration for the respective promises and covenants of the Seller contained herein, including the sale and delivery by the Seller to the Purchaser of Refined Gold and Refined Silver, the Purchaser hereby agrees to pay, and the Seller hereby agrees to accept, the Deposit on the Closing Date in cash against, and as a prepayment of, the Gold Purchase Price and the Silver Purchase Price, subject to the conditions in Section 3.2. The Seller will provide wire transfer instructions and bank account information for the Deposit to the Purchaser at least three Business Days in advance of the Closing Date.

No interest will be payable by the Seller on or in respect of the Deposit except as expressly provided in this Agreement.

If by the expiry of the Initial Term or any Additional Term the Seller has not sold and delivered to the Purchaser an amount of Refined Gold or Refined Silver sufficient to reduce the Uncredited Balance of the Deposit to nil, as calculated in accordance with Sections 2.4(a) and 2.5(a), then the Seller will not have any obligation to pay such Uncredited Balance of the Deposit to the Purchaser.

3.2                               Conditions Precedent to Deposit in Favour of the Purchaser

The Purchaser shall pay the Deposit to or to the order of the Seller on the Closing Date once each of the following conditions has been satisfied in full:

(a)                                 LMC and each PSA Entity shall have delivered to the Purchaser a certificate of status, good standing or compliance (or equivalent) for LMC and each PSA Entity, issued by the relevant Governmental Authority dated no earlier than five Business Days prior to the Closing Date;

(b)                                 LMC and each applicable PSA Entity shall have executed and delivered to the Purchaser a certificate of a senior officer of each, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, as to the constating documents of each; the resolutions of the board of directors or other comparable authority of each authorizing the execution, delivery and performance of this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, as applicable, and the transactions contemplated hereby and thereby; the names, positions and true signatures of the persons authorized to sign this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, as applicable, and such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require;

(c)                                  LMC (as applicable) and each applicable PSA Entity shall have executed and delivered, as security for the performance of its obligations to the Purchaser under this Agreement, the Guarantee and the Security Pledge Agreements (such Security Pledge Agreements covering the Shares of the Seller, the Shares of New ChileCo 2 and the Series A Stock of CCMC and the Series A Stock and Series C Stock of CCMO and in a form and substance satisfactory to the Purchaser, acting reasonably) and the Security Pledge Agreements shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchaser under the Security Pledge Agreements (it being understood that, to the extent any security interest in any Collateral cannot be perfected on or before the Closing Date as a result of applicable registration procedures, the perfection of such security interests in such Collateral shall not constitute a condition precedent to the availability of the Deposit on the Closing Date but shall be satisfied as soon as practicable after the Closing Date);

(d)                                 LMC and the applicable PSA Entities shall have delivered to the Purchaser favourable opinions, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, from external legal counsel to LMC and the applicable PSA Entities, as to (i) the legal status of LMC and the applicable PSA Entities, (ii) the corporate power and authority of LMC and the applicable PSA Entities to execute, deliver and perform this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, as applicable, (iii) the authorization, execution and delivery of this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, as applicable, and the enforceability of this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, as applicable, against each, (iv) the creation of valid security interests in the Collateral under the Security Pledge Agreements; and (v) the due registration or filing of the Security Pledge Agreements and, where applicable, the perfection of the security interest of the Purchaser under the Security Pledge Agreements and the results of the usual searches that would be conducted in connection with the security that is the subject of the Security Pledge Agreements; provided that, to the extent the perfection of any security interest in any Collateral cannot be perfected on or before the Closing Date as a result of applicable registration procedures, clause (v) above shall not constitute a condition precedent to the availability of the Deposit on the Closing Date but shall be satisfied as soon as practicable after the Closing Date;

(e)                                  as of the Closing Date, (i) all of the representations and warranties made by LMC and each applicable PSA Entity in this Agreement, the Guarantee and the Security Pledge Agreements, as applicable, are true and correct in all material respects (or in all respects in the case of representations and warranties that are qualified by materiality) on and as of such date as if made on such date (provided that for the purposes of the condition in this paragraph (e), the representations and warranties contained in the Acquisition Agreement (without reference to the materiality qualifiers contained therein) shall be true and correct as of such date as if made on such date, except as would not have a Material Adverse Effect (as defined in the Acquisition Agreement)), (ii) no Lundin Event of Default (or an event which with notice or lapse of time or both would become a Lundin Event of Default) has occurred and is continuing under this Agreement, and (iii) LMC and each applicable PSA Entity has performed all obligations hereunder that are required to be performed by it prior to the closing under this Agreement, and LMC and each applicable PSA Entity shall have delivered to the Purchaser a certificate dated as of the Closing Date of a senior officer of each, in form and substance satisfactory to the Purchaser, acting reasonably, confirming the foregoing;

(f)                                   LMC shall have certified to the Purchaser that all Indebtedness (other than Permitted Indebtedness) of the Owners or associated with the Project has been, or on the Closing Date will be, repaid, redeemed or defeased in full or otherwise satisfied and extinguished in full, and all existing commitments and Encumbrances (other than Permitted Encumbrances) in connection with any such existing Indebtedness (other than Permitted Indebtedness) have been terminated and released;

(g)                                  the Purchaser shall have entered into the Intercreditor Agreement with the Lenders and the Lundin Group Entities party thereto, such Intercreditor Agreement to reflect the principles in Schedule B and otherwise in form and substance acceptable to the Purchaser, acting reasonably;

(h)                                 the Purchaser and Seller shall have agreed upon the form and content of the Recovery Protocol;

(i)                                     LMC shall have confirmed in writing, to the satisfaction of the Purchaser, acting reasonably, that the Lundin Group Entities will have on the Closing Date sufficient cash available (together with the Deposit) to complete the Acquisition, that the Acquisition is closed in escrow or that the parties to the Acquisition Agreement will otherwise proceed to close forthwith pending payment of the related purchase price to be satisfied, in part, by the delivery of the Deposit and that the transactions contemplated by the Acquisition Agreement will be completed substantially in accordance with its terms;

(j)                                    LMC shall have notified Sumitomo in writing of the entry into of this Agreement and provided Sumitomo with a copy of this Agreement and provided a copy of such notification to the Purchaser;

(k)                                 LMC shall have confirmed in writing to the Purchaser that either (i) the conditions to the issuance of the Notes have been satisfied and the terms of the Notes are consistent in all material respects with the draft terms of the Notes dated October 6, 2014 delivered by the Seller to the Purchaser on the date hereof, except to the extent any changes or amendments are not adverse in any material respect to the Purchaser; and/or (ii) the terms of the Bridge Facility are consistent with the draft terms set out in the commitment letter dated October 6, 2014 delivered by the Seller to the Purchaser on the date hereof except to the extent any changes or amendments are not adverse in any material respect to the Purchaser and the conditions to the drawdown of the Bridge Facility have been satisfied or waived;

(l)                                     New ChileCo, New ChileCo 2 and the Holdcos shall have executed and delivered the Guarantee to the Purchaser;

(m)                             no provision of Applicable Laws or any Governmental Authority having competent jurisdiction shall prohibit the closing of this Agreement or adversely affect in any material respect the Purchaser’s rights or benefits under this Agreement, and no judgment, injunction, order or decree issued by any Governmental Authority having competent jurisdiction shall prohibit the closing of this Agreement or adversely affect in any material respect the Purchaser’s rights or benefits under this Agreement;

(n)                                 the Seller shall have delivered a title opinion from its Chilean counsel with respect to the Properties in such form and such content as may be acceptable to the Purchaser, acting reasonably; and

(o)                                 the Seller shall have delivered a copy of a consent and waiver with respect to the transactions contemplated hereby from the lenders under the Second Amended and Restated Credit Agreement dated October 17, 2013 or arranged for the repayment of the amounts outstanding under such agreement.

3.3                               Use of Deposit

The Seller will cause the entire amount of the Deposit to be used, directly or indirectly, to pay the purchase price in respect of the Acquisition.

3.4                               Conditions Precedent in Favour of the Seller

The Seller shall not be obligated to perform its obligations under Section 2.1(a) or 2.2(a) or Article 5 until it has received the Deposit in accordance with Section 3.1, the Purchaser and Lenders have entered into the Intercreditor Agreement and the Purchaser and the Seller shall have agreed upon the form and content of the Recovery Protocol.

3.5                               Satisfaction of Conditions Precedent

(a)                                 Each Party shall use all reasonable commercial efforts and take all commercially reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions with respect to it set forth in Sections 3.2 and 3.4 (and with respect to the Purchaser, the covenants set forth in Section 3.6) by the date provided or, if no date is provided, as promptly as reasonably practicable. The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)                                 Each of the conditions set forth in Section 3.2 is for the exclusive benefit of the Purchaser, and may be waived by the Purchaser in its sole discretion in whole or in part in writing. Each of the conditions set forth in Section 3.4 is for the exclusive benefit of the Seller, and may be waived by the Seller in its sole discretion in whole or in part in writing.

3.6                               Closing Deliveries of the Purchaser

On or before the Closing Date, the Purchaser will deliver the following to the Seller:

(a)                                 a certificate of status, good standing or compliance (or equivalent) for the Purchaser and FNC, issued by the relevant Governmental Authority dated no earlier than five Business Days prior to the Closing Date;

(b)                                 a certificate executed by a senior officer of each of the Purchaser and FNC, in form and substance satisfactory to the Seller, acting reasonably, dated as of the Closing Date, as to the constating documents of each; the resolutions of the board of directors of each authorizing the execution, delivery and performance of this Agreement and the Intercreditor Agreement, as applicable, and the transactions contemplated hereby and thereby, as applicable; the names, positions and true signatures of the persons authorized to sign this Agreement and the Intercreditor

Agreement on behalf of the Purchaser and on behalf of FNC, as applicable; and such other matters pertaining to the transactions contemplated hereby as the Seller may reasonably require;

(c)                                  favourable opinions, in form and substance satisfactory to the Seller, acting reasonably, dated as of the Closing Date, from external legal counsel to the Purchaser and FNC, as to (i) the legal status of the Purchaser and FNC, (ii) the corporate power and authority of the Purchaser and FNC to execute, deliver and perform this Agreement, (iii) the authorization, execution and delivery of this Agreement and (iv) the enforceability of this Agreement against each; and

(d)                                 a certificate dated as of the Closing Date of a senior officer of each of FNC and the Purchaser in form and substance satisfactory to the Seller, acting reasonably, confirming that as of the Closing Date, (i) all of the representations and warranties made by each of the Purchaser and FNC in this Agreement are true and correct in all material respects (or in all respects in the case of representations and warranties that are qualified by materiality) on and as of such date as if made on such date, (ii) no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) has occurred and is continuing, and (iii) it has performed all obligations hereunder that are required to be performed by it prior to the closing under this Agreement.

3.7                               Additional Deposit - Notice of Acquisition of Area of Interest Properties

(a)                                 The Seller shall give written notice to the Purchaser within 30 days after the acquisition of any Area of Interest Properties. The provisions of Sections 3.7 and 3.8 shall apply to the direct or indirect acquisition of any Area of Interest Properties, or portion thereof or beneficial interest therein, whether fully or partially owned, by any of the Lundin Group Entities following their acquisition, provided that in the case where a Lundin Group Entity partially owns an Area of Interest Property, the entitlements of the Purchaser shall be limited to the extent of the partial ownership of or the beneficial interest in such Area of Interest Property by or of such Lundin Group Entity, in which case, the amount of the Additional Deposit will be adjusted to reflect the extent of the Lundin Group Entities’ entitlement in such Area of Interest Property. By way of illustration only, if the Lundin Group Entities have only a 50% interest in an Area of Interest Property, the Additional Deposit would be reduced to 50% of the amount it would have been if the Lundin Group Entities had a 100% interest.

(b)                                 The Seller shall deliver to the Purchaser a copy of any Feasibility Study with respect to any acquired Area of Interest Properties within 60 days of receipt of such Feasibility Study.

(c)                                  Following delivery of the Feasibility Study, the Seller shall: (i) deliver to the Purchaser the Seller’s calculation of the amount of the Additional Deposit with respect to the applicable acquired Area of Interest Properties, (ii) cause the Owners to permit the Purchaser and its authorized representatives and agents to perform reviews and examinations of the available technical data and other information related to the Area of Interest Properties; and (iii) grant, or cause to be granted, to the Purchaser and its representatives and agents, at reasonable times and upon reasonable notice and at the Purchaser’s sole risk and expense, the right to access the applicable Area of Interest Properties.

(d)                                 The calculation of the Additional Deposit and/or the reasonableness of a Feasibility Study which is not NI 43-101 compliant shall be arbitrable under Section 14.1. Notwithstanding Section 3.8(a), the expiry of the Option shall occur 15 days after the decision from such arbitration.

3.8                               Additional Deposit - Option Exercise

(a)                                 Within 45 days after the delivery of the Feasibility Study and compliance with Section 3.7(c), the Purchaser shall be entitled to give written notice to the Seller that:

(i)                                     the Purchaser elects to exercise the Option; or

(ii)                                  the Purchaser does not elect to exercise the Option.

(b)                                 If the Purchaser does not give notice to the Seller within such 45 day period, in accordance with Section 3.8(a)(i) above, then the Purchaser shall be deemed to have given notice pursuant to Section 3.8(a)(ii) above.

(c)                                  If the Purchaser gives notice to the Seller within such 45 day period in accordance with Section 3.8(a)(i) above, the Purchaser shall pay to the Seller the Additional Deposit subject to Section 3.8(e) and (i) in the case of an Other Property that is an operating mine without material development costs, such Additional Deposit shall be paid in a single installment upon exercise of the Option, and (ii) in the case of an Other Property that is a development project or an operating mine with material development costs, such Additional Deposit shall be paid quarterly pro rata on the basis of projected spend for development of such Area of Interest Properties for the next quarter.

(d)                                 If the Purchaser gives notice, or is deemed to give notice, to Seller in accordance with Section 3.8(a)(ii) above, the Purchaser shall have no further right to exercise the Option with respect to such Area of Interest Properties.

(e)                                  The Purchaser and Seller acknowledge that it is not possible to include in this Agreement all the terms applicable to the Purchaser’s participation in the funding of the development of the acquired Area of Interest Properties on the exercise of the Option. Accordingly, the Purchaser and the Seller shall work together in good faith in connection with the Purchaser’s participation in the funding of such Area of Interest Properties having regard to the size and scope of the project and the terms and conditions of similar size financings, including the conditions for the Purchaser to make payments of the Additional Deposit in the case of an Other Property that is a development project or an operating mine with material development costs. Such conditions may include requirements for the Seller to deliver to the Purchaser within an appropriate timeframe (w) a report with respect to the development activities relating to the Other Properties during such preceding quarter, (x) a description of the proposed development activities relating to the Other Properties for the current calendar quarter and the next calendar quarter, and (y) a statement setting out in detail the funding required for the project for the applicable period, including the amount required from the Purchaser as part of the Additional Deposit and the amount required to be funded by the applicable PSA Entities, if any.

(f)                                   If (i) there is a material increase in the costs to develop such Area of Interest Properties, or (ii) the size and/or scope of such development is materially reduced, then in each case the Purchaser and the Seller shall negotiate in good faith to, in the case of (i), adjust the funding ratio and timing of the remaining payments on account of the Additional Deposit, or, in the case of (ii), reduce the amount of the remaining payments on account of the Additional Deposit, in each case in an equitable manner to appropriately account for such circumstances.

ARTICLE 4
TERM

4.1                               Term

(a)                                 Subject to Section 2.1(d), the term of this Agreement shall commence on the Closing Date and, subject to Sections 4.1(b), (c) or (d), shall continue until the date that is 40 years after the date of this Agreement (the “Initial Term”) and thereafter shall automatically be extended for successive 10-year periods (each an “Additional Term” and, together with the Initial Term, the “Term”), unless there has been no active mining operations on the Properties and the Other Properties during the last 10 years of the Initial Term or throughout such Additional Term, as applicable, in which case this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable.

(b)                                 Notwithstanding Section 4.1(a), the Purchaser may terminate this Agreement as of the expiry of the Initial Term or current Additional Term, as applicable, by written notice to the Seller within 30 days prior to the date on which the then applicable Initial Term or Additional Term is to expire.

(c)                                  Notwithstanding Section 4.1(a) or (b), the Purchaser or Seller may terminate this Agreement on written notice to the other if, in the case of the Purchaser, the conditions to closing in Section 3.2 have not been met on or before December 26, 2014, and, in the case of the Seller, the Acquisition Agreement has been terminated in accordance with its terms.

(d)                                 This Agreement may also be terminated by the Parties on mutual written consent or by a Party for an event of default in accordance with Article 11 or Article 12.

ARTICLE 5
REPORTING; BOOKS AND RECORDS; INSPECTIONS

5.1                               Monthly Reporting

During the Term, the Seller shall deliver to the Purchaser a Monthly Report on or before the fifteenth Business Day after the end of each calendar month.

5.2                               Annual Reporting

At least once every 12 months and no later than February 15 of each calendar year, and within 15 days after an update to the Operating Plan is adopted by or on behalf of the Owners that reflects a decrease in the remaining life of mine production of gold and silver by an amount in excess of [Amount redacted — Commercially sensitive information]% (taking into account depletion), the Seller shall provide to the Purchaser with respect to the Project:

(a)                                 a forecast for the life of mine, based on the Operating Plan, substantially in the same form as in the original Operating Plan or as otherwise agreed by the Seller and the Purchaser, acting reasonably, of the quantity of copper, gold and silver expected to be mined, stockpiled, processed and recovered over the next year on a month by month basis and over the remaining life of the mine on a year by year basis;

(b)                                 a listing of the Operating Plan assumptions, including operating and capital expenditure assumptions, exchange rates and metal prices, substantially in the same form as in the original Operating Plan, or as otherwise agreed by the Seller and the Purchaser, acting reasonably, used for short term and long term planning purposes in developing the forecast referred to in Section 5.2(a);

(c)                                  a statement setting out the actual tonnes and grades of copper, gold and silver mined, stockpiled, processed and recovered as of the start of the period covered by the Operating Plan; and

(d)                                 a statement setting out the reserves and resources (by category) of copper, gold and silver for the Properties and the Other Properties, and the assumptions used, including cut-off grade, metal prices and metal recoveries.

Within 15 days after an update to the Operating Plan is adopted by or on behalf of the Owners that reflects a decrease of more than [Amount redacted — Commercially sensitive information]% (taking into account depletion) in the expected production of Minerals for the current calendar year, the Seller shall provide to the Purchaser with respect to the Project a forecast, substantially in the same form as in the original Operating Plan, or as otherwise agreed by the Seller and the Purchaser, acting reasonably, of the quantity of copper, gold and silver expected to be mined, stockpiled, processed and recovered for such year.

5.3                               Books and Records

(a)                                 The Seller shall cause the PSA Entities to keep true, complete and accurate books and records of all of the PSA Entities’ operations and activities with respect to the Project and this Agreement, including the mining and production of all Minerals therefrom and the mining, treatment, processing, milling, transportation and sale or refining of all Minerals, and all operating or capital costs. The Seller shall cause the PSA Entities to permit the Purchaser and its authorized representatives and agents to perform audits or other reviews and examinations of their books and records and other information relevant to the production, delivery and determination of Produced Gold and Produced Silver and Payable Gold and Payable Silver and compliance with Article 6 and the requirements of this Agreement from time to time at reasonable times at the Purchaser’s sole risk and expense and upon 20 Business Days’ notice, provided that, the Purchaser and its authorized representatives and agents will not exercise such rights more often than once during any calendar year absent the existence of a Lundin Event of Default, or absent a deficiency identified during such first audit or review. The Purchaser shall diligently complete any audit or other examination permitted hereunder.

(b)                                 If any technical report prepared in accordance with NI 43-101 is prepared on the Project, the Seller shall provide to the Purchaser an advanced draft copy (and a reasonable opportunity to comment thereon) of such technical report before it is filed on SEDAR or otherwise made publicly available and in any event not less than five Business Days before it is so filed or made public. The Seller shall use commercially reasonable efforts to assist the Purchaser in obtaining at the cost of the Purchaser (i) consents and certificates from external qualified persons with respect to technical reports pertaining to the Properties and the Other Properties as may be necessary to allow the Purchaser or its Affiliates to satisfy requirements under Applicable Law, (ii) other technical data, records or information pertaining to the Properties or the Other Properties in the possession or control of any Lundin Group Entity, and (iii) copies of any technical report and cause the authors of such technical report to have such technical report addressed directly to the Purchaser if the Purchaser or any of its Affiliates is required to file such technical reports under NI 43-101. If so requested by the Purchaser and at the Purchaser’s cost, the Seller shall use its commercially reasonably efforts to assist the Purchaser in obtaining: (A) technical data, records or information pertaining to the Project in the possession or control of any Lundin Group Entity or consultants and (B) such other scientific and technical information relating to the Project, in each case provided that, in the Purchaser’s opinion, it or any of its Affiliates is required by Applicable Laws to prepare and file a technical report on the Properties or Other Properties in accordance with NI 43-101 and such information is reasonably necessary to permit the Purchaser or any of its Affiliates to prepare such technical report. Prior to the filing by the Purchaser or any of its Affiliates of any technical report on the Project, the Purchaser will give LMC and the Seller a reasonable opportunity to review and comment on such technical report, and shall provide to LMC and the Seller a final copy or an advance draft copy of any such technical report before it is filed on SEDAR or otherwise made publicly available and in any event not less than five Business Days before it is so filed.

5.4                               Inspections

Upon no less than ten Business Days’ notice to the Seller and subject at all times to the workplace rules and supervision of the Owners, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Properties or the Other Properties, the Seller shall grant, or cause to be granted, to the Purchaser and its representatives and agents, at reasonable times and at the Purchaser’s sole risk and expense, the right to access the Properties, and the Other Properties, the processing facilities related to the Project and other facilities of the Project, in each case to monitor the mining, processing and infrastructure operations relating to the Project and to permit a qualified person to complete a personal inspection of the Project in connection with the preparation on behalf of the Purchaser or any of its Affiliates of any technical report in accordance with NI 43-101 in the Purchaser’s reasonable opinion required by Applicable Laws. The Purchaser may avail itself of such right of access a maximum of once per calendar year absent a deficiency identified during its inspection of the Properties or Other Properties, and except where additional access is requested by the Purchaser in order to prepare a technical report in its opinion required to be filed pursuant to NI 43-101. For the purposes of the preparation of any such technical report, the Purchaser shall have reasonable access to such employees and data of the PSA Entities and the employees and data of the PSA Entities’ consultants, and have an opportunity to conduct such comparative sampling tests and other activities as are required in its reasonable opinion.

ARTICLE 6
COVENANTS

6.1                               Conduct of Operations

(a)                                 The Seller shall cause the Owners to operate the Project on a commercial basis as though they have the full economic interest in the copper, gold and silver produced from the Properties and the Other Properties in the absence of this Agreement and as if they were entitled to receive the Gold Market Price and the Silver Market Price for all gold and silver produced. The Seller shall cause the Owners to ensure that (i) all cut off grade, short term mine planning and production decisions concerning the Project shall be based on gold, silver and copper prices typical of normal industry practice and consistent with the prices used in the other operations of the Lundin Group Entities, and (ii) all longer term planning and resource and reserve calculations concerning the Project shall use gold, silver and copper prices based on normal industry practice and consistent with the prices used in the other operations of the Lundin Group Entities.

(b)                                 Subject to Sections 6.1(a) and 6.4, all decisions regarding the Project, including (i) the methods, extent, times, procedures and techniques of any development and mining related to the Project or any portion thereof, (ii) spending on operating and capital expenditures, (iii) leaching, milling, processing or extraction, (iv) decisions to operate or continue to operate the Project or any portion thereof, including with respect to closure and care and maintenance, (v) decisions to take or refrain from taking any action in order to maintain gold or silver recovery or production, and (vi) the sale of Minerals and sales strategy including decisions regarding the sale of gold, silver and terms thereof (except as provided herein), shall be made by the Owners, in their sole discretion. Notwithstanding Section 6.1(a), any capital expansion or exploration of the Project shall be in the sole discretion of the Owners.

(c)                                  Notwithstanding Section 6.1(b), the Seller shall cause the Owners to perform all mining operations and activities pertaining to or in respect of the Project in accordance, in all material respects, with all Applicable Laws, Permits and other authorizations, and accepted mining, processing, engineering and environmental practices prevailing in the mining industry in Chile, and having regard to the principles of the World Gold Council Conflict Free Gold Standard.

6.2                               Preservation of Corporate Existence

(a)                                 Except as permitted in Section 6.2(b), the Seller shall cause each of the PSA Entities at all times from and after the date hereof to do and cause to be done all things necessary or advisable to maintain its corporate existence. The Seller shall not permit any PSA Entity to merge or amalgamate with another PSA Entity if it would adversely impact in any material respect the Purchaser’s rights under this Agreement, the Guarantee or any Security Pledge Agreements.

(b)                                 The Seller will not permit any of the PSA Entities to consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as, another entity, or continue to any other jurisdiction, unless such action is in compliance with Sections 7.2, 7.3 and 7.4 and at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, or continuance, the resulting, surviving or transferee entity assumes in favour of the Purchaser all the obligations of such PSA Entity under this Agreement, the Guarantee and the Security Pledge Agreements, as applicable.

6.3                               Processing/Commingling

The Seller shall not process, and shall cause each of the other PSA Entities not to process, Other Minerals through the processing facilities related to the Project in priority to or in place of, or commingle Other Minerals with, Minerals which are or can be mined, produced, extracted or otherwise recovered from the Properties or the Other Properties while the Project can be operated profitably, unless the PSA Entities and the Purchaser have entered into an agreement that provides for the following: (i) the applicable Lundin Group Entity has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Minerals for the purposes of determining the quantum of the Produced Gold and the Produced Silver; (ii) the Purchaser shall not be disadvantaged as a result of the processing of Other Minerals in place of, in priority to, or concurrently with,

Minerals; (iii) the Purchaser has approved the Commingling Plan, such approval not to be unreasonably withheld, and (iv) the PSA Entities keep all books, records, data and samples required by the Commingling Plan. The Seller shall compensate the Purchaser for any disadvantage incurred or suffered by the Purchaser if and to the extent that the processing of Minerals mined, produced, extracted or otherwise recovered from the Properties or the Other Properties through the processing facilities related to the Project is delayed solely as a result of such Other Minerals being processed through processing facilities related to the Project.

6.4                               Offtake Agreements

(a)                                 The Seller shall ensure that, when Minerals that contain Produced Gold or Produced Silver are sold, all such Minerals are sold to an Offtaker pursuant to an Offtake Agreement.

(b)                                 During the Term, the Seller shall ensure that all Offtake Agreements entered into by a Lundin Group Entity shall be on commercially reasonable arm’s length terms and conditions for concentrates similar in make-up and quality to those derived from the Minerals, and shall include industry standard reporting and payment settlement protocols and provisions that require the delivery of Offtaker Settlement Sheets and appropriate and separate sampling and assaying so that the Seller and the applicable Offtaker can determine the grade or content of Produced Gold, Produced Silver and other metals in each delivery to an Offtaker. In the case of an Offtake Agreement entered into by a Lundin Group Entity with an Affiliate or other non-arm’s length party, in addition, the Offtake Agreement shall be on terms consistent with market practice. For greater certainty, any variances in an Offtake Agreement from the percentages used to determine Payable Gold and Payable Silver under this Agreement shall be for the sole account of the PSA Entities and shall not affect the amount of Refined Gold and Refined Silver to be sold and delivered to the Purchaser under this Agreement.

(c)                                  The Seller shall ensure that the Lundin Group Entities deliver all Minerals that include Produced Gold and Produced Silver to each Offtaker, in such quantity, description and amounts and at such times and places as required under and in accordance with each Offtake Agreement. The Seller shall notify the Purchaser by electronic communication of each delivery of Minerals to an Offtaker no later than five Business Days (i) after the Minerals leave the Properties or the Other Properties or when the Minerals are loaded at a port facility, and (ii) after such is available to the Seller, information regarding the Mineral content in the shipment.

(d)                                 With respect to any Offtake Agreements in effect as of the Closing Date, the Seller shall provide a copy of such Offtake Agreements to the Purchaser subject to any redactions required by the terms of any such Offtake Agreements. With respect to any Offtake Agreements entered into after the Closing Date, the Seller shall promptly provide to the Purchaser confirmation of the terms of any such Offtake Agreement and, within 15 days after the execution thereof by each of the parties thereto, the Seller shall provide to the Purchaser a final signed copy of such Offtake Agreement and use its commercially reasonable efforts to avoid any requirement for the redaction of any part thereof, failing which, such Offtake Agreement shall be provided subject to the redactions required by any such Offtake Agreements.

(e)                                  The Seller shall cause the Lundin Group Entities to take all commercially reasonable steps to enforce their respective rights and remedies under each Offtake Agreement with respect to any breaches of the terms thereof relating to the timing and amount of Offtaker Settlements in respect of Produced Gold or Produced Silver to be made thereunder. The Seller shall notify the Purchaser in writing when any dispute in respect of a material matter arising out of or in connection with any Offtake Agreement is commenced in respect of Produced Gold or Produced Silver and shall provide the Purchaser with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

6.5                               Insurance

(a)                                 The Seller shall cause the PSA Entities to maintain at all times with reputable insurance companies insurance in good standing with respect to the Project Assets and the operations conducted on and in respect of the Project against such casualties, losses and contingencies and of such types and in such amounts as is customary in the mining industry in Chile.

(b)                                 Prior to the Deposit Reduction Date, where any Lundin Group Entity has received payment under an insurance policy in respect of the Project as a result of an event that does or is reasonably likely to materially reduce the amount of Produced Gold and Produced Silver from the Project in any one or more years, the Seller shall cause such Lundin Group Entity either (i) to use all Net Proceeds of any insurance payment received by any Lundin Group Entity to rebuild or repair the Project or the damaged Project Assets, or (ii) to pay the Applicable Percentage of the Net Proceeds of any insurance payment received by any Lundin Group Entity in respect thereof to the Purchaser within 10 days after receipt of such proceeds by such Lundin Group Entity. In this Section 6.5(b), “Applicable Percentage” means the Purchaser’s share of the Net Proceeds of such insurance payment received by any Lundin Group Entity, the Purchaser’s share being calculated as [Calculation methodology redacted — Commercially sensitive information]. A failure to agree on the foregoing proportion is arbitrable under Section 14.1.

(c)                                  The Seller shall ensure that each Lot shipped is adequately insured in such amounts and with such coverage as is customary in the mining industry in Chile, until the time that risk of loss and damage for such Minerals is transferred to the Offtaker.

(d)                                 Where any Lundin Group Entity has received payment under an insurance policy in respect of a shipment of a Lot that is lost or damaged after leaving the Project and before the risk of loss or damage is transferred to the Offtaker, the Seller shall use the Applicable Percentage of the Net Proceeds of any insurance payment received by the Lundin Group Entity in respect thereof to acquire Refined Gold and Refined Silver in accordance with Section 2.1(c) and shall sell and deliver to the Purchaser (without duplication to the extent previously sold and delivered to the Purchaser by the Seller) such amount of Refined Gold or Refined Silver at the applicable Gold Purchase Price or Silver Purchase Price, as applicable. In this Section 6.5(d), “Applicable Percentage” means an amount equal to the average percentage content of Produced Gold and Produced Silver in the portion of such Lot that was lost or damaged based on: (i) in the case of loss or damage of a partial shipment, the dry weight determined by weighing, sampling and moisture determination on loading of the copper concentrates and the agreed assays for gold and silver on the part of the copper concentrates which have been delivered; and (ii) in the case of loss or damage of a complete shipment, on the dry weight determined at loading and the mine’s provisional assays; in each case based on the respective market prices of the metals contained in such Lot as determined by the insurance settlement documents.

6.6                               Confidentiality

(a)                                 Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, including any draft or final technical reports provided under Section 5.3(b) or any Offtake Agreement provided under Section 6.4 (collectively, the “Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)                                     to its auditor, legal counsel, lenders, underwriters and investment bankers and to persons (“Third Parties”) with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to advisors and representatives of any such person), provided that (i) such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable and (ii) in the case of Third Parties, such Third Parties shall not be provided with Confidential Information other than an unredacted copy of this Agreement and any related agreements entered into in connection herewith and information regarding deliveries and payments received hereunder, without the prior written consent of the Seller or the Purchaser, as the case may be, such consent not to be unreasonably withheld;

(ii)                                  subject to Sections 6.6(c) and 14.7, where that disclosure is necessary to comply with Applicable Laws, court order or regulatory request, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and, where applicable, that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)                            for the purposes of the preparation and conduct of any arbitration or court proceeding commenced under Section 14.1;

(iv)                            where such information is already available to the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)                               with the consent of the disclosing Party; and

(vi)                            to its Affiliates and those of its and its Affiliates’ directors, officers, employees, advisors and representatives who need to have knowledge of the Confidential Information.

(b)                                 Each Party shall ensure that its Affiliates and its and its Affiliates’ employees, directors, officers, advisors and representatives and those persons listed in Section 6.6(a)(i) are made aware of this Section 6.6 and comply with the provisions of this Section 6.6. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)                                  If in compliance with Applicable Laws a Party is required to file this Agreement on SEDAR, such Party shall notify the other Party of such requirement within two Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR. No Party shall file this Agreement on SEDAR without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit a Party from filing this Agreement on SEDAR redacted only to the extent such Party considers it permitted pursuant to Applicable Laws.

6.7                               Notice of Adverse Impact

The Seller shall notify the Purchaser promptly following the occurrence of a Lundin Event of Default and promptly regarding any matter that has had or is reasonably likely to have a Material Adverse Effect or may result in a Lundin Event of Default, including, for greater certainty, receipt of a notice of acceleration in respect of any material Indebtedness or obligation or an intention to enforce security against any of the Project Assets or the Collateral.

6.8                               Expropriation

(a)                                 If any act of expropriation, including eminent domain, nationalization, confiscation, deprivation and/or similar acts, occurs, the Seller’s delivery obligations under Section 2.2 shall be suspended or reduced to the extent that such expropriation results in the loss of control of the Lundin Group Entity that receives an Offtaker Settlement and such settlement or value thereof cannot be paid to another Lundin Group Entity that LMC controls. For greater certainty, the Seller’s delivery obligations under Section 2.2 shall resume automatically to the extent that control of such Lundin Group Entity is re-established or such settlement or value can be paid to another Lundin Group Entity that LMC controls and any previously reduced or suspended deliveries shall be made to the extent that the Lundin Group Entity over which control is re-established has received or realized the economic benefit of Offtaker Settlements that occurred during the period prior to the re-establishment of control.

(b)                                 If any act of expropriation, including eminent domain, nationalization, confiscation, deprivation and/or similar acts, occurs, and materially adversely affects the Project (including the operation and development thereof), the rights of the PSA Entities with respect to the Minerals, LMC or the PSA Entities themselves (or the ownership thereof) or their ability to comply with the terms of this Agreement, the Seller and LMC shall, and shall cause the other PSA Entities, as applicable, to, use all commercially reasonable efforts to repudiate, void, stay or overturn such expropriation and, if unsuccessful, to obtain compensation for such expropriation, including under any applicable business investment treaty or foreign investment contract. Without limiting any other provisions hereof, the Seller shall pay to the Purchaser the Applicable Percentage of the Net Proceeds within 10 days after receipt of such compensation by any Lundin Group Entity. In this Section 6.8(b), “Applicable Percentage” means the Purchaser’s share of the Net Proceeds received by any Lundin Group Entity for or in respect of such expropriation, the Purchaser’s share being calculated as [Calculation methodology redacted — Commercially sensitive information]. A failure to agree on the foregoing proportion is arbitrable under Section 14.1.

6.9                               Restrictions on Business

(a)                                 The Seller shall not permit New ChileCo 2 (i) to carry on any business other than the holding of Shares of the Holdcos and any activities incidental thereto including, for greater certainty, the lending of Subordinated Debt to, or the making of any equity investment in, any PSA Entity or the provision of management, administration or similar services to any PSA Entity or as reasonably required to perform its obligations under the Guarantee and the Security Pledge Agreements or (ii) other than in respect of the Guarantee and the Security Pledge Agreements, to have any material assets other than cash or cash equivalents (and, for greater certainty, any investment in the Shares or Subordinated Debt of any PSA Entity) or any material liabilities other than Permitted Indebtedness.

(b)                                 The Seller shall not permit the Holdcos (i) to carry on any business other than the holding of Shares of the Owners and any activities incidental thereto including, for greater certainty, the lending of Subordinated Debt to, or the making of any equity investment in, any PSA Entity or the provision of management, administration or similar services to any PSA Entity or as reasonably required to perform its obligations under the Guarantee and the Security Pledge Agreements or (ii) other than in respect of the Guarantee and the Security Pledge Agreements, to have any material assets other than cash or cash equivalents (and, for greater certainty, any investment in the Shares or Subordinated Debt of any PSA Entity) or material liabilities other than Permitted Indebtedness. Subject to Section 6.2(a), nothing herein will prevent the Holdcos from completing a merger with another one or more PSA Entities.

(c)                                  The Seller shall not permit the Owners to carry on any business other than the business of mining in Chile, including exploration and development activities, and all other ancillary activities related thereto.

(d)                                 The Seller shall not permit any other PSA Entity, excluding New ChileCo and the Seller (i) to carry on any business other than the holding of Shares of other PSA Entities and any activities incidental thereto including, for greater certainty, the lending of Subordinated Debt to, or the making of any equity investment in, any PSA Entity or the provision of management, administration or similar services to any PSA Entity or as reasonably required to perform its obligations under the Guarantee and the Security Pledge Agreements or (ii) other than in respect of the Guarantee and the Security Pledge Agreements, to have any material assets other than cash or cash equivalents (and, for greater certainty, any investment in the Shares or Subordinated Debt of any PSA Entity) or material liabilities other than Permitted Indebtedness.

6.10                        Non-Arm’s Length Transactions

Without limiting Section 6.4, the Seller shall not, and shall not permit any other PSA Entity to, engage in any transaction or arrangements with any Lundin Group Entity, including the provision, purchase, sale or receipt of any service, asset or payment, except (i) in the ordinary course of business at prices and on terms and conditions at least as favourable to such PSA Entity as could be obtained on an arm’s-length basis from unrelated third parties or (ii) Subordinated Debt or equity investments made in PSA Entities, or (iii) as otherwise expressly permitted pursuant to this Agreement.

6.11                        Other Covenant

The Seller shall not, and shall cause the other Lundin Group Entities not to, enter into any amendments to, replacements of or waivers of the Candelaria Shareholders Agreement, the Ojos Shareholders Agreement, the Principals Agreement, the Subscription Agreement or any replacements thereof if such amendments, replacements or waivers do or would be reasonably likely to result in a Material Adverse Effect or do or would be reasonably likely to materially adversely affect the ability of the Lundin Group Entities to comply with the terms and conditions hereof, in each case without the prior written consent of the Purchaser.

ARTICLE 7
TRANSFERS OF INTERESTS

7.1                               Prohibition on Sale of Mineral Interests

(a)                                 Notwithstanding Section 7.1(b), the Seller shall not, and shall not permit any Lundin Group Entity to, without the prior written consent of the Purchaser, Transfer a Mineral Interest relating to gold or silver in any case where (i) the Designated Percentage of Payable Gold or Designated Percentage of Payable Silver is 68% or (ii) thereafter, where such Transfer would result in the Lundin Group Entities retaining less than a 15% full economic interest in the Payable Gold and Payable Silver attributable to their interest in the Owners.

(b)                                 If, at any time and from time to time a Lundin Group Entity wishes to offer for sale to any third party (other than a Lundin Group Entity) any royalty, stream, participation or production interest or enter into any agreements that are similar to a royalty, stream, participation or production interest agreement, in each case in respect of any Minerals (collectively, a “Mineral Interest”) or, following an offer by a third party to purchase a Mineral Interest, the Seller shall, by notice in writing to the Purchaser, first offer to sell, or the Seller shall ensure that the applicable Lundin Group Entity first offers to sell, such Mineral Interest to the Purchaser at the price and upon substantially the terms that the applicable Lundin Group Entity proposes to offer to or to accept from a third party (the “Seller Offer”). The Seller Offer must contain all of the material terms and conditions related to the sale of the Mineral Interest.

(c)                                  Upon receipt of a Seller Offer, the Purchaser shall have a period of up to 45 days (the “Review Period”) in which to indicate whether it wishes to accept the Seller Offer. During the Review Period, the Seller (or the applicable Lundin Group Entity) shall deal exclusively with the Purchaser with respect to the Seller Offer and any other potential disposition of the Mineral Interest. If prior to the end of the Review Period the Purchaser indicates that it intends to accept the Seller Offer, the Seller (or the applicable Lundin Group Entity) and the Purchaser shall have a further 45 days to negotiate in good faith and enter into the definitive agreement for the purchase and sale of the Mineral Interest consistent with the terms and conditions of the Seller Offer (the “Definitive Agreement”). During such second 45 day period, the obligation to deal exclusively with the Purchaser shall continue. During the Review Period and any subsequent negotiation period, the Seller shall provide to the Purchaser all information and materials that the Purchaser may reasonably require to consider the Seller Offer.

(d)                                 Following the entering into of the Definitive Agreement, the Seller (or the applicable Lundin Group Entity) and the Purchaser will proceed to close the transaction as soon as possible thereafter pursuant to the terms of such Definitive

Agreement. Where the Seller Offer includes consideration other than cash, at the Purchaser’s request, the terms of the Definitive Agreement will permit the Purchaser to pay an amount in cash equivalent to the value of such non-cash consideration in the Seller Offer.

(e)                                  If (i) the Purchaser advises the Seller that it is not willing to accept the Seller Offer, (ii) by the end of the Review Period, the Purchaser has not indicated its willingness to accept the Seller Offer, or (iii) during the 45 day period after the end of the Review Period the Seller (or the applicable Lundin Group Entity) and the Purchaser were not able to enter into a Definitive Agreement, then the Seller or the applicable Lundin Group Entity may commence negotiations with a third party for the sale of the Mineral Interest which is the subject of the Seller Offer, and, either directly or through an Affiliate, sell the Mineral Interest that is the subject of the Seller Offer to a third party; provided that the terms of sale are no more favourable to such third party than those offered to the Purchaser in the Seller Offer and such sale must be completed within 90 days thereafter. If the sale has not been completed within that 90 day period, the provisions of Section 7.1(b) to (e) will again apply to the sale of any Mineral Interest.

(f)                                   For the avoidance of doubt, this Section 7.1 shall not apply to (i) any Minerals spot sales, (ii) any Offtake Agreement, (iii) intercompany transfers among Lundin Group Entities, or (iv) any pre-payment by an Offtaker.

7.2                               Owner of Project Assets

Subject to ownership interests of Sumitomo in the Owners as of the date hereof, and except as provided in Sections 7.4 and 8.2, LMC and the Seller shall ensure that LMC, LMAB and LMAB’s subsidiaries shall be the only direct and indirect legal and beneficial owners of the Project and the Project Assets, and LMC and the Seller shall ensure that no person other than LMC, LMAB and LMAB’s subsidiaries holds or acquires any direct or indirect ownership interest, right or title in or to the Project or the Project Assets. Sections 7.2 and 7.3 shall (subject to the paragraph following Section 7.4(e)) not restrict any Transfer of Project Assets in the ordinary course of business and that would not have a Material Adverse Effect.

7.3                               Prohibited Transfers and Changes of Control

Except as set out in Section 7.4, the Seller shall not permit, and shall ensure that any subsidiary of LMC to which the Project Assets have been Transferred in accordance with Section 7.4(c) does not permit:

(a)                                 a Transfer, in whole or in part, of the Project Assets (other than (subject to the paragraph following Section 7.4(e)) any Transfer of Project Assets in the ordinary course of business and that would not have a Material Adverse Effect) or any right, title or interest therein; or

(b)                                 a Change of Control, or the entry into any agreement, arrangement or other transaction with any person that would result in a Change of Control, of LMC, the Seller, any other PSA Entity or any other entity controlled by LMC which has a direct or indirect interest in (i) the Project Assets, (ii) any PSA Entity, or (iii) any subsidiary of LMC to which the Project Assets have been Transferred in accordance with Section 7.4(c).

For greater certainty, Section 7.3(b) will not apply to, and nothing in this Agreement shall restrict in any way, a Change of Control of LMC where a majority of LMC’s voting securities are listed on a public securities exchange immediately prior to the completion of such Change of Control.

7.4                               Permitted Transfers and Changes of Control

Section 7.3 shall not prohibit a Transfer of Project Assets or Change of Control and Section 7.2 shall not prohibit a Transfer of Shares (including an issuance of Shares) not involving a Change of Control (a “Share Transfer”), if:

Transfer of the Project Assets

(a)                                 in the case of a Transfer of the Project Assets to a person that is not LMC or a subsidiary of LMC:

(i)                                   the Seller shall have provided the Purchaser with at least 30 days prior written notice of the proposed Transfer;

(ii)                                the Owners, or any subsidiary of LMC to which the Project Assets have been Transferred in accordance with Section 7.4(c), Transfer all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) to the same transferee, which is the ultimate parent owner or a subsidiary of the ultimate parent owner (the “New Owner”);

(iii)                             the Seller transfers and assigns all its rights and obligations under this Agreement to the New Owner (or the ultimate parent owner or a subsidiary of the ultimate parent owner thereof) concurrently with any such Transfer, and such person and the ultimate parent owner thereof (if any) assumes in favour of the Purchaser all of the Seller’s and LMC’s respective obligations under this Agreement and each becomes a party hereto pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (for greater certainty, upon such assumption and agreement and completion of the Transfer in accordance with this Section 7.4(a), the Seller and LMC shall automatically be released and forever discharged of all their respective obligations hereunder except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(iv)                            each person that has a direct or indirect interest in the New Owner assumes in favour of the Purchaser the Guarantee and becomes a party thereto, pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (for greater certainty, upon such assumption and agreement and completion of the Transfer in accordance with this

Section 7.4(a), the applicable PSA Entities party to the Guarantee shall automatically be released and forever discharged of all their obligations thereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement) and grants the same charges and security interests in, to and over the Shares of such persons, and enters into the same Security Pledge Agreements entered into by the PSA Entities (for greater certainty, upon entering into the Security Pledge Agreements and completion of the Transfer in accordance with this Section 7.4(a), LMC and the applicable PSA Entities shall automatically be released and forever discharged of all their obligations under the Security Pledge Agreements, except for any obligations that remain outstanding or for rights that have accrued to the Purchaser prior to such assumption and agreement); upon compliance with the foregoing and completion of the proposed Transfer in accordance with this Section 7.4(a), the Purchaser shall release and discharge any security interests in, to and over the Collateral under such Security Pledge Agreements;

(v)                               the persons referred to in Sections 7.4(a)(ii), 7.4(a)(iii) and 7.4(a)(iv) comply with the conditions set forth in Section 3.2(a), (b), (c) and (d), as if such sections applied to them, with appropriate modifications;

(vi)                            all necessary consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Transfer;

(vii)                         there is no Lundin Event of Default (or an event which with notice or lapse of time or both would become a Lundin Event of Default) that has occurred and is continuing;

(viii)                      the Purchaser does not reasonably expect such Transfer to have a Material Adverse Effect (where, for the purposes of this Section 7.4(a)(viii), in the definition of “Material Adverse Effect”, the reference to “LMC” and “PSA Entity” shall instead refer to “the persons referred to in Sections 7.4(a)(ii), 7.4(a)(iii), and 7.4(a)(iv)” and the reference to “Owners” shall instead refer to “the persons who will hold a direct interest in the Project Assets following the Transfer”);

(ix)                            until the Deposit Reduction Date, the New Owner or its ultimate parent owner is a reputable, publicly-listed entity with consolidated revenue for its last fiscal year of at least $750 million and currently operates two or more significant precious and/or base metals mines; and

(x)                               if the New Owner and its applicable Affiliates have outstanding any Indebtedness secured by the same assets as the assets securing this Agreement or the Guarantee, their secured lenders shall have entered into an intercreditor agreement with the Purchaser on terms not less favourable to the Purchaser than those in the Intercreditor Agreement.

Change of Control

(b)                                 in the case of a Change of Control of LMC, the Seller or any other PSA Entity or any other person controlled by LMC which has a direct or indirect interest in (i) the Project Assets, (ii) any PSA Entity, or (iii) any subsidiary of LMC to which the Project Assets have been Transferred in accordance with Section 7.4(c):

(i)                                   the Seller shall have provided the Purchaser with at least 30 days prior written notice of the proposed Change of Control;

(ii)                                the person acquiring control of any such person or if such person acquiring control is a subsidiary of the ultimate parent owner, then such ultimate parent owner, assumes in favour of the Purchaser all of the obligations of LMC in Section 9.2 and such person (or a subsidiary of the ultimate parent owner thereof) assumes in favour of the Purchaser all of the obligations of the Seller under this Agreement and each becomes a party hereto pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (for greater certainty, upon such assumption and agreement and the completion of the Change of Control in accordance with this Section 7.4(b), the Seller and LMC shall automatically be released and forever discharged of all their respective obligations hereunder except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(iii)                             each person that, as a result of the Change of Control, acquires a direct or indirect interest in the Project Assets assumes in favour of the Purchaser the obligations of the PSA Entities under the Guarantee and becomes a party thereto pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (for greater certainty, upon such assumption and agreement and the completion of the Change of Control in accordance with this Section 7.4(b), LMC (if applicable) and the applicable PSA Entities shall automatically be released and forever discharged of all their obligations thereunder except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement) and grants the same charges and security interests in, to and over the Shares of such persons, and enters into the same Security Pledge Agreements entered into by LMC (if applicable) and the applicable PSA Entities (for greater certainty, upon entering into the Security Pledge Agreements and the completion of the Change of Control in accordance with this Section 7.4(b), LMC (if applicable) and the applicable PSA Entities shall automatically be released and forever discharged of all their obligations under the Security Pledge Agreements except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement); upon compliance with the foregoing and completion of the proposed Change of Control  in accordance with this Section 7.4(b) the

Purchaser shall release and discharge any security interests in, to and over the Collateral under such Security Pledge Agreements;

(iv)                            the persons referred to in Sections 7.4(b)(ii) and (iii) comply with the conditions set forth in Section 3.2(a), (b), (c) and (d) as if such sections applied to them, with appropriate modifications;

(v)                               all necessary consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Change of Control;

(vi)                            there is no Lundin Event of Default (or an event which with notice or lapse of time or both would become a Lundin Event of Default) that has occurred and is continuing;

(vii)                         the Purchaser does not reasonably expect such Change of Control to have a Material Adverse Effect (where, for the purposes of this Section 7.4(b)(vii), in the definition of “Material Adverse Effect”, the reference to “LMC” and “PSA Entity” shall instead refer to “the persons referred to in Sections 7.4(b)(ii) and (iii)” and the reference to “Owners” shall instead refer to “the persons who will hold a direct interest in the Project Assets following the Change of Control”);

(viii)                      until the Deposit Reduction Date, the person acquiring control or its ultimate parent owner is a reputable, publicly-listed entity with consolidated revenue for its last fiscal year of at least $750 million and currently operates two or more significant precious and/or base metals mines; and

(ix)                            if the person acquiring control and its applicable Affiliates have outstanding any Indebtedness secured by the same assets as the assets securing this Agreement or the Guarantee, their secured lenders shall have entered into an intercreditor agreement with the Purchaser on terms not less favourable to the Purchaser than those in the Intercreditor Agreement.

For greater certainty, Section 7.4(b) will not apply to, and nothing in this Agreement shall restrict in any way, a Change of Control of LMC where a majority of LMC’s voting securities are listed on a public securities exchange immediately prior to the completion of such Change of Control.

Inter-corporate Transfer

(c)                                  in the case of a direct or indirect Transfer of the Project Assets (including by way of the Transfer (including by way of issuance) of any or all of the Shares of a PSA Entity) to LMC or a subsidiary of LMC:

(i)                                   the Seller shall have provided at least 30 days prior written notice of the proposed Transfer;

(ii)                                LMC and the Seller provide a confirmation in favour of the Purchaser that their respective obligations under this Agreement shall continue in full force and effect despite any such Transfer;

(iii)                             if all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are Transferred to one subsidiary of LMC, then the provisions of Sections 7.4(a)(iv), (v), (vi), (vii) and (viii) are complied with mutatis mutandis;

(iv)                            if less than all of the Project Assets are Transferred to more than one subsidiary of LMC (provided that the maximum number of subsidiaries to which such Transfers will occur shall not exceed five (5)), then the provisions of Sections 7.4(a)(iv), (v), (vi), (vii) and (viii) are complied with mutatis mutandis; and

(v)                               if LMC or any of its subsidiaries has outstanding any Indebtedness secured by the same assets as the assets securing this Agreement or the Guarantee, its secured lenders shall have entered into an intercreditor agreement with the Purchaser on terms not less favourable to the Purchaser than those in the Intercreditor Agreement.

Joint Ventures and Minority Dispositions

(d)                                 in the case of LMC or a PSA Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement, in any case involving a Transfer of Project Assets or a Share Transfer, with another person that is not LMC or a subsidiary of LMC:

(i)                                   the Seller shall have provided the Purchaser with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)                                LMC retains at least an indirect majority undivided interest in the Project;

(iii)                             a Lundin Group Entity is at all times the operator of the Project;

(iv)                            such other person agrees in a document, or documents, acceptable to the Purchaser, acting reasonably, with LMC, the PSA Entities, the Purchaser and any other applicable person to acknowledge the obligations of LMC and the PSA Entities under this Agreement, the Guarantee and the Security Pledge Agreements and enters into the same Security Pledge Agreements entered into by LMC and the applicable PSA Entities pursuant to Section 8.2 and the same Guarantee;

(v)                               all filings have been made and all other actions have been taken that are required in order for the Purchaser to continue at all times following such transaction to have the valid and perfected security interests contemplated by Section 8.2;

(vi)                            such other person complies with the conditions set forth in Sections 3.2(a), (b), (c) and (d), as if such sections applied to it, with necessary modifications;

(vii)                         all necessary consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such arrangements;

(viii)                      there is no Lundin Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a Lundin Event of Default);

(ix)                            the Purchaser does not reasonably expect such transaction to have a Material Adverse Effect (where, for the purposes of this Section 7.4(d)(ix), in the definition of “Material Adverse Effect”, the reference to “LMC” and “PSA Entity” shall instead refer to “any person other than the Purchaser and FNC who will be a party to this Agreement, the Guarantee or the Security Pledge Agreements following the transaction” and the reference to “Owners” shall instead refer to “the persons who will hold a direct interest in the Project Assets following the transaction”); and

(x)                                if such other person has outstanding any Indebtedness secured by the same assets as the assets securing this Agreement or the Guarantee, its secured lenders shall have entered into an intercreditor agreement with the Purchaser on terms not less favourable to the Purchaser than those in the Intercreditor Agreement.

With Consent

(e)                                  the Purchaser provides its prior written consent;

provided that, for greater certainty, if any of the PSA Entities intend to abandon, surrender, relinquish or let lapse any of the Properties or the Other Properties, including by way of ceasing to maintain Permits or the validity of mineral claims, leases or exploration licenses (the “Abandonment Property”), the Seller shall (i) have determined, acting in a commercially reasonable manner, that it is not economical to mine Minerals from the Abandonment Property, and (ii) first give notice of such intention to the Purchaser at least 30 days in advance of the proposed date of abandonment. If, not later than 10 days before the proposed date of abandonment, the Seller receives from the Purchaser written notice that the Purchaser desires the Owners to convey or cause the conveyance of the Abandonment Property to the Purchaser or an assignee, the Seller shall, without additional consideration, convey or cause the conveyance of the Abandonment Property to the Purchaser on an as is where is basis and at the sole cost, risk and expense of the Purchaser and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If the Purchaser does not give such notice to the Seller within the prescribed period of time, the Owners may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if the Owners or any Lundin Group Entity reacquires a direct or indirect interest in any of the ground covered by the Abandonment Property at any time within seven (7) years following abandonment, the production of gold and silver from such property shall be subject to this Agreement. The Seller shall give written notice to the Purchaser within ten (10) days of any such reacquisition.

ARTICLE 8
SECURITY

8.1                               Indebtedness and Encumbrances

(a)                                 Prior to the Deposit Reduction Date, the Seller shall not incur or assume or become liable for, or permit any other PSA Entity to incur or assume or become liable for, any Indebtedness, except for Permitted Indebtedness.

(b)                                 The Seller shall not, and shall not permit any other Lundin Group Entity to, create, assume, grant or permit to exist any Encumbrance (i) in respect of all or any of the Project Assets (other than a Permitted Encumbrance) and (ii) in respect of all or any part of the Collateral (other than to the Lenders under the Acquisition Financing or a Refinancing Facility).

(c)                                  Following the Deposit Reduction Date, the Purchaser shall, at the request of the Seller, take such steps as may be reasonably necessary to subordinate its security interest in the Pledged Shares to that of the Lenders.

8.2                               Security

(a)                                 The Seller shall cause (i) the Guarantors and any person who becomes a PSA Entity after the date hereof to execute and deliver an agreement in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, in which it agrees to become a party to the Guarantee and, if applicable, the Intercreditor Agreement or any other intercreditor agreement; and (ii) the parent of each PSA Entity to (x) grant, as security for its obligations under the Guarantee, to and in favour of the Purchaser, first ranking charges and security interests in, to and over the Pledged Shares and all proceeds thereof (collectively, the “Collateral”), all pursuant to one or more agreements (collectively, the “Security Pledge Agreements”) to and in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, and (y) become a party to the Intercreditor Agreement or any other applicable intercreditor agreement.

(b)                                 The Seller shall, and shall cause each Lundin Group Entity to whom any debt, liability or obligation is owed by a PSA Entity, to execute and deliver a written subordination and postponement of claims (the “Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to the Purchaser, acting reasonably, that subordinates and postpones the enforcement of any such debts, liabilities and obligations and the realization of any charges or security interests to secure such claims to the Guarantee and the

Security Pledge Agreements and, from and after a Lundin Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Lundin Event of Default, and until such Lundin Event of Default is remedied, subordinates and postpones the payment of all such debt, liabilities and obligations to the payment in full of all debts, liabilities and obligations of the PSA Entities to the Purchaser.

(c)                                  Except for the purposes of making payments in respect of and pursuant to the terms of Permitted Indebtedness (other than Subordinated Debt), the Seller shall not, and shall not permit any other PSA Entity to, make or commit to make any Distribution or other payment or transfer of assets to any other Lundin Group Entity, including by way of set-off or in-kind, if a Lundin Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Lundin Event of Default, has occurred and is continuing, or if a Lundin Event of Default would occur or arise immediately after, or as a result of, making a Distribution, payment or transfer of assets.

(d)                                 In addition to the foregoing, the Seller shall, and shall cause each applicable Lundin Group Entity that has provided security to one or more Lenders where such security also secures the obligations of the Seller hereunder to, not discharge any such security except where the Purchaser has provided its prior written consent, in its sole discretion, with a view to ensuring that such security or any replacement security in favour of the Purchaser continues to secure the obligations of LMC and the PSA Entities under this Agreement, the Guarantee and the Security Pledge Agreements and with no change in the priority thereof. The Seller shall pay all costs and expenses associated with all the foregoing including in connection with the preparation and registration of documentation in connection therewith that is required by the Purchaser.

(e)                                  The Seller shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as the Purchaser may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the Collateral, subject only to the rights of the Lenders under the Acquisition Financing or a Refinancing Facility.

(f)                                   The Seller shall not contest, and shall cause each Lundin Group Entity not to contest, in any manner, the effectiveness, validity, binding nature or enforceability of this Agreement, the Guarantee, the Security Pledge Agreements or any of the PSA Security.

8.3                               Stockpiling

If the Seller, the Owners or any other Lundin Group Entities intend to stockpile, store, warehouse or otherwise place Minerals off  the Properties or the Other Properties, before doing so, the Seller shall obtain from the property owner where such stockpiling, storage, warehousing or other placement is to occur a written acknowledgement in recordable form which provides that Seller’s and/or its Affiliates’, as applicable, rights to the Minerals shall be preserved.

ARTICLE 9
GUARANTEES

9.1                               FNC Guarantee and Indemnity

(a)                                 FNC hereby unconditionally and irrevocably guarantees to the Seller the due and punctual observance of the Purchaser’s obligations under Sections 2B.2(c) and 3.1 (the “Purchaser Guaranteed Obligations”) and agrees on written demand of the Seller to perform or discharge the Purchaser Guaranteed Obligations which have not been fully performed or discharged at the times and in the manner provided for in Sections 2B.2(c) or 3.1.

(b)                                 Without prejudice to the rights of the Seller against the Purchaser, as principal debtor, FNC unconditionally and irrevocably agrees that, as between the Seller and itself, it will be liable as sole and principal debtor in respect of the performance of the Purchaser Guaranteed Obligations and not merely as surety and, accordingly, FNC shall be fully liable forthwith on demand by the Seller to perform or discharge the Purchaser Guaranteed Obligations irrespective of the validity, regularity or enforceability of the Purchaser Guaranteed Obligations against the Purchaser or any other fact or circumstances which would or might otherwise constitute a legal or equitable discharge of or defence to a guarantor or surety.

(c)                                  As a separate and independent obligation, FNC unconditionally and irrevocably agrees to indemnify and save the Seller harmless from and against any claims, demands, losses, liabilities and damages whatsoever, together with all reasonable costs and expenses, which the Seller may suffer or incur or which may be made against it arising out of or in connection with any failure of the Purchaser to perform or discharge the Purchaser Guaranteed Obligations or resulting from the Purchaser Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective against the Purchaser, including all reasonable legal and other costs, charges and expenses incurred by the Seller in enforcing its rights under this Section 9.1.

(d)                                 The guarantee of the Purchaser Guaranteed Obligations is a continuing guarantee and shall remain in effect until all of the present and future obligations of the Purchaser existing or arising or which may arise under or by virtue of the Purchaser Guaranteed Obligations shall have been paid, performed or discharged in full.

(e)                                  FNC waives any rights it may have as surety under any Applicable Laws which may at any time be inconsistent with any of the provisions hereof or which it may have of first requiring the Seller to proceed against or claim performance or payment from the Purchaser or any other person.

(f)                                   The Seller, without notice to FNC and without discharging, prejudicing or affecting the obligations of FNC hereunder, may:

(i)                                   grant time, indulgences, concessions, releases and discharges or any financial accommodation to the Purchaser;

(ii)                                take, hold, fail to take or hold, vary, deal with, realise, enforce, release or determine not to enforce, perfect or release any guarantee, indemnity or security for all or any of the Purchaser Guaranteed Obligations; or

(iii)                             effect compositions from, and otherwise deal with, the Purchaser and all other persons as the Seller may see fit and generally may otherwise do or omit to do any act or thing which, but for this provision, might operate to discharge, prejudice or affect the obligations of FNC under this Section 9.1.

(g)                                  The obligations of FNC hereunder shall not be discharged, prejudiced or affected by:

(i)                                   any termination of the Term or termination, variation or amendment of or waiver or release under this Agreement notwithstanding that such termination, variation, amendment, waiver or release may increase or otherwise affect the liability of FNC;

(ii)                                the Dissolution of the Purchaser or any other person or the taking of any action for this purpose, or the appointment of any administrator or receiver (or analogous procedure) over all or part of the assets or undertaking of the Purchaser or any other person;

(iii)                             any change in the status, constitution, control or financial condition of any of the Purchaser, FNC or any other person, or any analogous event;

(iv)                            any arrangement or compromise entered into by the Seller and the Purchaser or any other person;

(v)                               any amalgamation, merger, arrangement or continuance that may be effected by the Purchaser or any sale or transfer of the whole or part of its undertaking or assets to any other person;

(vi)                            the existence of any claim, set-off or other rights which FNC may have at any time against the Seller or any other person, or which the Purchaser may have against the Seller howsoever arising; or

(vii)                         any other thing done or neglected to be done by the Seller or any other person or any dealing, fact, matter or thing which but for this provision might operate to exonerate or discharge FNC from or otherwise prejudice or affect any of its obligations under this Section 9.1.

(h)                                 Subject only to Sections 9.1(a), (b) and(c) requiring demand, FNC hereby waives notice of the acceptance of this guarantee and of presentment, demand and protest and notices of non-payment and dishonour and any other demands and notices required by any Applicable Laws.

(i)                                     From the date or dates upon which any demand is made against FNC under this Section 9.1 until the Purchaser Guaranteed Obligations have been performed and discharged in full and no liability in respect thereof is outstanding from the Purchaser to the Seller under or in respect thereof, FNC shall not:

(i)                                   claim any set-off or counterclaim against the Purchaser in respect of any liability between FNC and the Purchaser;

(ii)                                make or enforce any claim or right (including a right of subrogation or contribution) against the Purchaser to prove in competition with the Seller in the event of Dissolution of the Purchaser in respect of any payment by FNC hereunder or in respect of any outstanding liability of FNC hereunder; or

(iii)                             in competition with the Seller claim the benefit of any security or guarantee now or hereafter held by the Seller for any money or liabilities due or incurred by the Purchaser to the Seller or any share therein.

(j)                                    This guarantee and the Seller’s rights under it shall be in addition to and shall not be in any way prejudiced or affected by:

(i)                                   any collateral or other security now or hereafter held by the Seller for all or any part of the Purchaser Guaranteed Obligations, whether from FNC or otherwise;

(ii)                                any lien to which the Seller may be otherwise entitled; or

(iii)                             the liability of any person not a party hereto for all or any part of the Purchaser Guaranteed Obligations.

(k)                                 The Seller shall not be obligated before taking any steps to enforce this guarantee (i) to have recourse to any other guarantee, indemnity or security, (ii) to take any steps or proceedings or other action whatsoever or obtain any judgment against the Purchaser or any other person in any court or tribunal, (iii) to make or file any claim in the Dissolution of the Purchaser or any other person, (iv) to exercise any diligence against the Purchaser, or (v) resort to any other means of payment.

(l)                                     Nothing herein contained shall restrict or adversely affect or be construed to restrict or adversely affect any right which the Seller may have to set-off any obligations owed by FNC under this guarantee to the Seller against any obligations owed by the Seller to FNC, regardless of the place of payment or currency of such obligations.

(m)                             All payments to be made by FNC to the Seller under this guarantee shall be made in full without any set-off, restriction or condition and without any deduction for or on account of any counterclaim.

9.2                               LMC Guarantee and Indemnity

(a)                                 LMC hereby unconditionally and irrevocably guarantees to the Purchaser the due and punctual observance of the Seller Guaranteed Obligations and agrees on written demand of the Purchaser to perform or discharge the Seller Guaranteed Obligations which have not been fully performed or discharged at the times and in the manner provided for in this Agreement.

(b)                                 Without prejudice to the rights of the Purchaser against the Seller, as principal debtor, LMC unconditionally and irrevocably agrees that, as between the Purchaser and itself, it will be liable as sole and principal debtor in respect of the performance of the Seller Guaranteed Obligations and not merely as surety and, accordingly, LMC shall be fully liable forthwith on demand by the Purchaser to perform or discharge the Seller Guaranteed Obligations irrespective of the validity, regularity or enforceability of the Seller Guaranteed Obligations against the Seller or any other fact or circumstances which would or might otherwise constitute a legal or equitable discharge of or defence to a guarantor or surety.

(c)                                  As a separate and independent obligation, LMC unconditionally and irrevocably agrees to indemnify and save the Purchaser harmless from and against any claims, demands, losses, liabilities and damages whatsoever, together with all reasonable costs and expenses, which the Purchaser may suffer or incur or which may be made against it arising out of or in connection with any failure of the Seller to perform or discharge any of the Seller Guaranteed Obligations or resulting from any of them being or becoming void, voidable, unenforceable or ineffective against the Seller, including all reasonable legal and other costs, charges and expenses incurred by the Purchaser in enforcing its rights under this Section 9.2.

(d)                                 The guarantee of the Seller Guaranteed Obligations is a continuing guarantee and shall remain in effect until all of the present and future obligations of the Seller existing or arising or which may arise under or by virtue of the Seller Guaranteed Obligations shall have been paid, performed or discharged in full.

(e)                                  LMC waives any rights it may have as surety under any Applicable Laws which may at any time be inconsistent with any of the provisions hereof or which it may have of first requiring the Purchaser to proceed against or claim performance or payment from the Seller or any other person.

(f)                                   The Purchaser, without notice to LMC and without discharging, prejudicing or affecting the obligations of LMC hereunder, may:

(i)                                     grant time, indulgences, concessions, releases and discharges or any financial accommodation to the Seller;

(ii)                                take, hold, fail to take or hold, vary, deal with, realise, enforce, release or determine not to enforce, perfect or release any guarantee, indemnity or security for all or any of the Seller Guaranteed Obligations; or

(iii)                             effect compositions from, and otherwise deal with, the Seller and all other persons as the Purchaser may see fit and generally may otherwise do or omit to do any act or thing which, but for this provision, might operate to discharge, prejudice or affect the obligations of LMC hereunder.

(g)                                  The obligations of LMC hereunder shall not be discharged, prejudiced or affected by:

(i)                                   any termination of the Term or termination, variation or amendment of or waiver or release under this Agreement notwithstanding that such termination, variation, amendment, waiver or release may increase or otherwise affect the liability of LMC;

(ii)                                the Dissolution of the Seller or any other person or the taking of any action for this purpose, or the appointment of any administrator or receiver (or analogous procedure) over all or part of the assets or undertaking of the Seller or any other person;

(iii)                             any change in the status, constitution, control or financial condition of the Seller, LMC or any other person, or any analogous event;

(iv)                            any arrangement or compromise entered into by the Purchaser and the Seller or any other person;

(v)                               any amalgamation, merger, arrangement or continuance that may be effected by the Seller or any sale or transfer of the whole or part of its undertaking or assets to any other person;

(vi)                            the existence of any claim, set-off or other rights which LMC may have at any time against the Purchaser or any other person, or which the Seller may have against the Purchaser howsoever arising;

(vii)                         any Transfer or Change of Control under Section 7.4, except as expressly set forth therein; or

(viii)                      any other thing done or neglected to be done by the Purchaser or any other person or any dealing, fact, matter or thing which but for this provision might operate to exonerate or discharge LMC from or otherwise prejudice or affect any of its obligations under this Section 9.2.

(h)                                 Subject only to Sections 9.2(a), (b) and (c) requiring demand, LMC hereby waives notice of the acceptance of this guarantee and of presentment, demand and protest and notices of non-payment and dishonour and any other demands and notices required by any Applicable Laws.

(i)                                     From the date or dates upon which any demand is made against LMC under this Section 9.2 until the Seller Guaranteed Obligations have been performed and discharged in full and no liability in respect thereof is outstanding from the Seller to the Purchaser under or in respect of this Agreement, LMC shall not:

(i)                                   claim any set-off or counterclaim against the Seller in respect of any liability between LMC and the Seller;

(ii)                                 make or enforce any claim or right (including a right of subrogation or contribution) against the Seller  to prove in competition with the Purchaser in the event of Dissolution of the Seller in respect of any payment by LMC hereunder or in respect of any outstanding liability of LMC hereunder; or

(iii)                             in competition with the Purchaser claim the benefit of any security or guarantee now or hereafter held by the Purchaser for any money or liabilities due or incurred by the Seller to the Purchaser or any share therein.

(j)                                    This guarantee and the Purchaser’s rights under it shall be in addition to and shall not be in any way prejudiced or affected by:

(i)                                    any collateral or other security now or hereafter held by the Purchaser for all or any part of the Seller Guaranteed Obligations, whether from LMC or otherwise;

(ii)                                 any lien to which the Purchaser may be otherwise entitled; or

(iii)                              the liability of any person not a party hereto for all or any part of the  Seller Guaranteed Obligations.

(k)                                 The Purchaser shall not be obligated before taking any steps to enforce this guarantee (i) to have recourse to any other guarantee, indemnity or security, (ii) to take any steps or proceedings or other action whatsoever or obtain any judgment against the Seller  or any other person in any court or tribunal, (iii) to make or file any claim in the Dissolution of the Seller or any other person, (iv) to exercise any diligence against the Seller, or (v) resort to any other means of payment.

(l)                                     Nothing herein contained shall restrict or adversely affect or be construed to restrict or adversely affect any right which the Purchaser may have to set-off any obligations owed by LMC under this guarantee to the Purchaser against any obligations owed by the Purchaser to LMC, regardless of the place of payment or currency of such obligations.

(m)                             All payments to be made by LMC to the Purchaser under this guarantee shall be made in full without any set-off, restriction or condition and without any deduction for or on account of any counterclaim.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1                        Representations and Warranties of LMC and the Seller

LMC and the Seller, acknowledging that the Purchaser is entering into this Agreement in reliance thereon, hereby jointly and severally make (i) on and as of the date of this Agreement, the representations and warranties to the Purchaser set forth in Schedule C and (ii) on and as of the Closing Date, the representations and warranties to the Purchaser as set forth in Article 3 of the Acquisition Agreement as if such representations and warranties in the Acquisition Agreement (including applicable defined terms used therein) were set forth in this Agreement, subject to the same exceptions and qualifications in the Companies Disclosure Schedules (as defined in the Acquisition Agreement).

10.2                        Representations and Warranties of the Purchaser

The Purchaser, acknowledging that the Seller is entering into this Agreement in reliance thereon, hereby makes, on and as of the date of this Agreement, the representations and warranties to the Seller set forth in Schedule D.

10.3                        Representations and Warranties of FNC

FNC, acknowledging that the Seller is entering into this Agreement in reliance thereon, hereby makes, on and as of the date of this Agreement, the representations and warranties to the Seller set forth in Schedule E.

10.4                        Survival of Representations and Warranties

The representations and warranties set forth in Schedules C, D, and E shall survive the execution and delivery of this Agreement, provided that the representations and warranties in clause 10.1(ii) shall survive for the applicable periods set out in the Acquisition Agreement.

10.5                        Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of LMC or the Seller, it shall be deemed to refer to the actual knowledge of any of LMC’s Chief Executive Officer, Chief Financial Officer and Senior Vice President, Corporate Development and all knowledge which such persons would have if such persons made due enquiry into the relevant subject matter.

ARTICLE 11
LUNDIN EVENTS OF DEFAULT

11.1                        Lundin Events of Default

Each of the following events or circumstances constitutes an event of default by the Seller (each, a “Lundin Event of Default”):

(a)                                 the Seller fails to sell and deliver the gold or silver to the Purchaser on the terms and conditions set forth in this Agreement within ten Business Days after receipt of notice from the Purchaser notifying the Seller of such default;

(b)                                 other than as provided in Section 11.1(a), the Seller is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement in any material respect, which breach or default is not remedied within a period of 30 days following delivery by the Purchaser to the Seller of written notice of such breach or default, or such longer period of time as the Purchaser may determine in its sole discretion;

(c)                                  any of the representations or warranties given by LMC or the Seller is inaccurate in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality) as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Purchaser to the Seller of written notice of such inaccuracy, or such longer period of time as the Purchaser may determine in its sole discretion;

(d)                                 in respect of Indebtedness in a principal amount of (x) $[Amount redacted — Commercially sensitive information] or more in the aggregate in the case of any one or more of the PSA Entities, or (y) $[Amount redacted — Commercially sensitive information] or more in the case of any Lundin Group Entity (other than the PSA Entities), any (i) failure by such person to pay any such Indebtedness at the stated maturity thereof or upon the occurrence of an event as a result of which the holder of such Indebtedness has declared the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such Indebtedness of any such person, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which such holder has so declared the principal amount to be payable, or (ii) failure by any one or more of the PSA Entities or any Lundin Group Entity (other than the PSA Entities) to perform or observe any covenant or agreement to be performed or observed by it contained in any agreement or instrument evidencing any of such Indebtedness, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which the holder has so declared the principal amount to be payable or has sought to enforce a guarantee in respect thereof;

(e)                                  upon the occurrence of an Insolvency Event affecting LMC or any PSA Entity;

(f)                                   any PSA Security becomes invalid or unenforceable or otherwise ceases to constitute a first ranking Encumbrance over the Collateral (equal in priority to the applicable portion of the security securing the Acquisition Financing or any Refinancing Facility) subject to any Permitted Encumbrances arising by operation of statute, and such default has not been remedied within 20 days of the earlier of

(i) any of the PSA Entities becoming aware of such default, and (ii) receipt of notice from the Purchaser notifying the PSA Entities of such default; or

(g)                                  LMC is in breach or default of its obligations under Section 9.2 or any applicable PSA Entity is in breach or default of its obligations under the Guarantee.

11.2                        Remedies

(a)                                 If a Lundin Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to the Seller, at its option and in addition to and not in substitution for any other remedies available to it hereunder or at law or equity, to take any or all of the following actions:

(i)                                   demand all amounts and deliveries owing by the Seller to the Purchaser;

(ii)                                terminate this Agreement by written notice to the Seller and, without limiting Section 11.2(a)(i), demand all losses suffered or incurred as a result of the occurrence of such Lundin Event of Default and termination, including the greater of (A) the Uncredited Balance, and (B) the Net Present Value of the Remaining Stream, provided that for the purposes of this Section 11.2(a)(ii) only, a [Amount redacted — Commercially sensitive information]% discount rate will be applied; and

(iii)                             enforce the PSA Security.

(b)                                 The Parties hereby acknowledge and agree that (i) the Purchaser will be damaged by a Lundin Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Lundin Event of Default; (iii) any sums payable in accordance with Section 11.2(a)(ii) with respect to a Lundin Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 11.2(a)(ii) with respect to a Lundin Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Lundin Event of Default in full and final satisfaction of all amounts owed in respect of such Lundin Event of Default.

(c)                                  For greater certainty, if the Purchaser does not exercise its right under Section 11.2(a)(ii), the obligations of the Seller and LMC or any successors following a realization hereunder shall continue in full force and effect.

11.3                        Exceptions

Notwithstanding any other provisions of this Article 11, on and after the Deposit Reduction Date, if a Lundin Event of Default under Section 11.1(b) or 11.1(c) has occurred and is continuing and the occurrence and continuance of any such Lundin Event of Default does not result in a Material Adverse Effect, then the Purchaser shall have no right to terminate this Agreement, but it shall be entitled to other remedies available to it under this Agreement or at law or in equity (including injunctive relief and specific performance).

ARTICLE 12
PURCHASER EVENTS OF DEFAULT

12.1                        Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by the Purchaser (each, a “Purchaser Event of Default”):

(a)                                 the Purchaser fails to pay any portion of the $648,000,000 Deposit on the Closing Date to the Seller in accordance with this Agreement where all of the conditions in Section 3.2 have been satisfied or waived;

(b)                                 the Purchaser fails to pay for Refined Gold or Refined Silver delivered to the Purchaser in accordance with Sections 2.4 or 2.5 within 10 days of receipt of notice from the Seller notifying the Purchaser of such default (a “Purchaser Termination Event”);

(c)                                  the Purchaser is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement in any material respect (other than a breach or default of the covenants or obligations referenced in Sections 12.1(a) and (b)), and such breach or default is not remedied within a period of 30 days following delivery by the Seller to the Purchaser of written notice of such breach or default, or such longer period of time as the Seller may determine in its sole discretion;

(d)                                 any of the representations or warranties given by the Purchaser or FNC is inaccurate in any material respect (or in any respect in the case of representations and warranties that are qualified by materiality) as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Seller to the Purchaser of written notice of such inaccuracy, or such longer period of time as the Seller may determine in its sole discretion; or

(e)                                  FNC is in breach or default of its obligations under Section 9.1 of this Agreement.

12.2                        Remedies

(a)                                 In addition to the Seller’s rights under Section 13.3 and in addition to and not in substitution for any other remedies available to it hereunder or at law or in equity, if a Purchaser Event of Default described in Section 12.1(a) or Section 12.1(e) (solely with respect to the payment of the amount of the Deposit set forth in Section 12.1(a)) has occurred and is continuing, then the Seller shall have the right, at its option, to terminate this Agreement by written notice to the Purchaser and demand all losses suffered or incurred as a result of the occurrence of such Purchaser Event of Default and termination.

(b)                                 In addition to the Seller’s rights and remedies available at law or in equity, if a Purchaser Termination Event occurs and is continuing, the Seller shall have the right, at its option, upon written notice to the Purchaser, to suspend its delivery obligations under Section 2.2 of this Agreement, and the Seller shall not be obligated to sell any Refined Silver or Refined Gold to the Purchaser in respect of deliveries of Produced Silver or Produced Gold to an Offtaker made during such suspension; provided that if, after the Deposit Reduction Date, such Purchaser Termination Event has continued for more than 12 months, the Seller shall also have the right to terminate this Agreement and thereupon all of the Seller’s obligations hereunder shall thereafter be terminated without prejudice to any other right or remedy it may have against the Purchaser. If, during a suspension by the Seller pursuant to a Purchaser Termination Event where the Agreement has not otherwise been terminated, the Purchaser then cures the Purchaser Termination Event in full, the Seller’s obligations under this Agreement shall recommence as of the date the Purchaser cures the Purchaser Termination Event in full, and the Seller shall be obliged to make any required deliveries or payments and the Purchaser shall be required to make any corresponding required payments, in each case pursuant to this Agreement in respect of the period during which such suspension was in effect and subsequently cured, subject to any exercise by the Seller of its rights under Section 13.4.

(c)                                  If a Purchaser Event of Default under Sections 12.1(c), (d) or (e) (other than with respect to the payment of the amount of the Deposit set forth in Section 12.1(a)) has occurred and is continuing, the Seller shall have no right to terminate this Agreement, but shall be entitled to all other remedies available to it under this Agreement or at law or in equity.

ARTICLE 13
ADDITIONAL PAYMENT TERMS

13.1                        Payments

All payments of funds due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

13.2                        Taxes

(a)                                 All deliveries of Refined Gold and Refined Silver and all payments and transfers of property of any kind under this Agreement, the Guarantee or any Security Pledge Agreements by any Lundin Group Entity shall be made without any deduction, withholding, charge, levy or imposition for or on account of any Taxes, except as required by Applicable Laws. Subject to Section 13.2(b) below, all Taxes, if any, as are required by Applicable Laws to be deducted, withheld, charged, levied, collected or imposed on any person on or with respect to any such delivery, payment or transfer made by any Lundin Group Entity shall be paid by the Seller by delivering or paying to the Purchaser or on its behalf, in addition to such delivery, payment or transfer, such additional delivery, payment or transfer as is necessary to ensure that the net amount received by the Purchaser (net of any such Taxes, including any Taxes required to be deducted, withheld, charged, levied, collected or imposed on any such additional amount) equals the full amount that the Purchaser would have received had no such deduction, withholding, charge, levy, collection or imposition been required.

(b)                                 Notwithstanding Section 13.2(a), the Seller shall not be responsible for any Excluded Taxes (as defined below) imposed or collected by any jurisdiction in respect of deliveries of Refined Gold and Refined Silver or payments and transfers of property of any kind made by a Lundin Group Entity pursuant to this Agreement, the Guarantee or any Security Pledge Agreements. For these purposes “Excluded Taxes” means any additional Taxes imposed or collected by a jurisdiction (i) by reason of the Purchaser (or any assignee of the Purchaser pursuant to Section 14.12, but with respect only to the interest of such assignee) being incorporated or resident in that jurisdiction, carrying on business in, or having a permanent establishment or a connection in that jurisdiction or participating in a transaction separate from this Agreement in that jurisdiction, in each case determined by application of the laws of that jurisdiction, other than by reason of purchasing Refined Gold or Refined Silver under this Agreement, receiving payments or deliveries under this Agreement in that jurisdiction, making payments under this Agreement, or enforcing rights under this Agreement, the Guarantee, or any Security Pledge Agreements, or (ii) other than a Designated Jurisdiction solely by reason of the location of the metal account or accounts described in Section 2.2(c)(ii) being located in such jurisdiction.

(c)                                  In the event that any new Taxes are implemented, or there shall occur any revision in, implementation of, amendment to or interpretation by the relevant Governmental Authority or courts having competent jurisdiction of any existing Taxes, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, the Seller and Purchaser agree that they shall negotiate in good faith with each other to amend this Agreement so that the Parties and their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse effect on the Seller or its Affiliates on the one hand or the Purchaser or its Affiliates on the other hand.

13.3                        Overdue Payments

Any payment or delivery not made by a Party on or by any applicable payment or delivery date referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to 10% from and after the due date, calculated, compounded and paid monthly in arrears.

13.4                        Set-Off

Any dollar amount or Refined Gold or Refined Silver owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold or Refined Silver owed to such Party by the other Party. Any amount of Refined Gold or Refined Silver set off and withheld against any non-payment by a Party shall be valued at the Gold Market Price or Silver Market Price, as applicable, as of the first trading day that such amount of Refined Gold or Refined Silver became payable to such Party and shall result in a reduction in an amount of Refined Gold or Refined Silver otherwise to be delivered by that number of ounces equal to the dollar amount set off divided by the Gold Market Price or Silver Market Price, as applicable, as of the day such dollar amount first became payable.

ARTICLE 14
GENERAL

14.1                        Disputes and Arbitration

Subject to Article 2B, any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim) shall be referred to the chief executive officer of each of LMC and FNC for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officers within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration, and any Party may so refer such dispute, controversy or claim to binding arbitration. Such referral to binding arbitration shall be to three qualified arbitrators pursuant to the Arbitration Rules, as may be amended from time to time, which rules shall govern such arbitration proceeding except to the extent modified by the rules for arbitration set out in Schedule F. The determination of such arbitrators shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrators. Judgment on the award may be entered in any court having jurisdiction. This Section 14.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

14.2                        Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

14.3                        Survival

The following provisions shall survive termination of this Agreement: Section 5.3(a) (for a period of 24 months), Section 6.6; Article 9; Section 10.4; Section 11.2; Section 12.2; Article 13; Section 14.1; Section 14.3; Section 14.5; Section 14.6; Section 14.8; Section 14.9; Section 14.10; Section 14.11; Section 14.12; Section 14.13; Section 14.14; and Schedule F, and such other provisions of this Agreement as are required to give effect thereto.

14.4                        No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and any Lundin Group Entity.

14.5                        Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

14.6                        Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(i)	If to LMC or the Seller to:

Lundin Mining Corporation
150 King Street West, Suite 1500
Toronto, Ontario
M5H 1J9

	Attention:	Marie Inkster
	Telecopier No.:	1-416-348-0303
	E-mail:	[E-mail address redacted]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza, 40 King Street West
Toronto, Ontario
M5H 3C2

	Attention:	John Craig
	Telecopier No.:	1-416-350-6951
	E-mail:	jcraig@casselsbrock.com

(ii)	If to the Purchaser, to:

Franco-Nevada (Barbados) Corporation
Ground Floor, Balmoral Hall
Balmoral Gap

Hastings, Christ Church
Barbados BB 14006

Attention:	Corporate Secretary
Telecopier No.:	1-246-434-0229
E-mail:	hong@franco-nevada.com

with a copy to:

Franco-Nevada Corporation
199 Bay Street, Suite 2000,
P.O. Box 285
Commerce Court Postal Station
Toronto, Ontario
M5L 1G9

Attention:	Chief Legal Officer
Telecopier No.:	1-416-306-6330
E-mail:	hong@franco-nevada.com

with a copy to:

Torys LLP
79 Wellington Street West
30th Floor, Box 270, TD South Tower
Toronto, Ontario
M5K 1N2

Attention:	Mike Amm
Telecopier No.:	1-416-865-7380
E-mail:	mamm@torys.com

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

14.7                        Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning the entering into of this Agreement and none of the Parties or its Affiliates shall act in this regard without reasonable prior consultation with the other Parties, unless such disclosure is required to meet timely disclosure obligations of such Parties or their Affiliates under Applicable Laws in circumstances where prior consultation with the other Parties is not practicable, and a copy of such disclosure shall be provided to the other Parties at such time as it is made publicly available.

14.8                        Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

14.9                        Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

14.10                 Entire Agreement

This Agreement, the Guarantee and the Security Pledge Agreements together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, with respect to the subject matter hereof and thereof by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement, the Guarantee or the Security Pledge Agreements.

14.11                 Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

14.12                 Assignment

(a)                                 This Agreement shall enure for the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)                                 Subject to Section 14.12(d), the Purchaser shall be entitled at any time and from time to time following the payment of the Deposit in full on the Closing Date, to Transfer, including by way of syndication or granting of participation rights, any of its rights and obligations under this Agreement, the Guarantee and the Security Pledge Agreements without the consent of LMC and the Seller to up to a maximum of three separate persons.

(c)                                  Except as provided herein, but subject to Section 14.12(d), neither LMC or the Seller shall Transfer, in whole or in part, any of its rights or obligations under this Agreement, the Guarantee or the Security Pledge Agreements, as applicable, without the prior written consent of the Purchaser.

(d)                                 This Agreement may not be assigned in whole or in part to any Restricted Person.

14.13                 Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect and the Parties shall negotiate in good faith to replace any provision that is invalid, illegal or unenforceable with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

14.14                 Costs and Expenses

Except as otherwise provided for in this agreement, all costs and expenses incurred by a Party shall be for its own account.

14.15                 Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

FRANCO-NEVADA CORPORATION

Per:	(signed) David Harquail
Name: David Harquail Title: President & Chief Executive Officer

FRANCO-NEVADA (BARBADOS) CORPORATION

Per:	(signed) S. James Gardiner
Name: S. James Gardiner Title: Director

LUNDIN MINING CORPORATION

Per:	(signed) Paul Conibear
Name: Paul Conibear Title: President and Chief Executive Officer

Per:	(signed) Julie Lee Harrs
Name: Julie Lee Harrs Title: Senior Vice President, Corporate Development

LMC BERMUDA LTD.

Per:	(signed) Paul Conibear
Name: Paul Conibear Title: Director

Per:	(signed) Mikael Schauman
Name: Mikael Schauman Title: Director

SCHEDULE A

Description of Properties and Area of Interest Properties (with Map)

3CL014.000 – Lundin Mining Corporation

Technical Report for the Candelaria and Ojos del Salado Copper Projects, Chile

Schedule A – Minera Candelaria Mining Exploitation Concessions

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-1863-7	AFUERINA 1/12	96	1404	278	10/10/1991	Property	COPIAPO	Granted
03203-1817-3	AGUILA 1/12	50	1727 vta	299	7/9/1990	Property	COPIAPO	Granted
03203-1987-0	AGUILA 31/35	25	1005	182	7/17/1991	Property	COPIAPO	Granted
03203-1287-6	ALCE 1/3	9	78	37	3/10/1986	Property	COPIAPO	Granted
03203-1775-4	ANA 6	5	2676	536	12/18/1990	Property	COPIAPO	Granted
03203-1904-8	ANDALUCIA 1/10	50	27 vta	5	Año 1991	Property	COPIAPO	Granted
N/A	ANDREA 10 1/20	100	850	779	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 11 1/20	100	852	780	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 12 1/20	100	854	781	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 13 1/20	100	856	782	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 14 1/40	200	858	783	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 15 1/40	200	860	784	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 16 1/40	200	862	785	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 17 1/60	300	864	786	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 18 1/60	300	866	787	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 7 1/20	100	844	776	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 8 1/20	100	846	777	11/21/2012	Discovery	CALDERA	In Process
N/A	ANDREA 9 1/20	100	848	778	11/21/2012	Discovery	CALDERA	In Process
03201-9704-K	ANDREA CINCO 1/40	200	9073	7330	10/29/2010	Discovery	COPIAPO	In Process
03201-A368-6	ANDREA CUATRO 1/6	32	9067	7327	10/29/2010	Discovery	COPIAPO	In Process
03201-A369-4	ANDREA CUATRO 11/20	50	9069	7328	10/29/2010	Discovery	COPIAPO	In Process
03201-A370-8	ANDREA CUATRO 21/30	70	9071	7329	10/29/2010	Discovery	COPIAPO	In Process
03201-A366-K	ANDREA DOS 1	4	9063	7325	10/29/2010	Discovery	COPIAPO	In Process
03201-9705-8	ANDREA SEIS 21/40	200	9075	7331	10/29/2010	Discovery	COPIAPO	In Process
03201-A364-3	ANDREA UNO 1/4	42	9059	7323	10/29/2010	Discovery	COPIAPO	In Process
03201-A365-1	ANDREA UNO 11/20	130	9061	7324	10/29/2010	Discovery	COPIAPO	In Process
03203-2009-7	ANGELICA 11/13	15	662	112	5/28/1991	Property	COPIAPO	Granted
03203-2717-2	ANTONIA 1/10	100	1772	318	10/27/1993	Property	COPIAPO	Granted
03203-2718-0	ANTONIA 11/20	100	1780	319	10/27/1993	Property	COPIAPO	Granted
03203-2719-9	ANTONIA 21/30	100	1788	320	10/27/1993	Property	COPIAPO	Granted
03203-2720-2	ANTONIA 31/40	100	1796	321	10/27/1993	Property	COPIAPO	Granted
03203-2721-0	ANTONIA 41/50	100	1804	322	10/27/1993	Property	COPIAPO	Granted
03203-2722-9	ANTONIA 51/70	100	1811	323	10/27/1993	Property	COPIAPO	Granted
03203-2723-7	ANTONIA 71/80	100	1818 vta	324	10/27/1993	Property	COPIAPO	Granted
03203-2724-5	ANTONIA 81/90	100	1826	325	10/27/1993	Property	COPIAPO	Granted
03203-2108-5	ANTONIA I 1/24	120	204 vta	37	2/8/1994	Property	COPIAPO	Granted
03203-0053-3	AURORA		150 vta	255	Año 1904	Property	COPIAPO	Granted
03202-0932-3	BAHIA IV 1/10	200	12	4	9/14/1999	Property	CALDERA	Granted
03202-0933-1	BAHIA V 1/30	200	21	6	12/7/1999	Property	CALDERA	Granted
03202-0934-K	BAHIA VI 1/9	100	26	7	12/7/1999	Property	CALDERA	Granted
N/A	BELLAVISTA 1/20	100	7129 vta	4979	11/7/2013	Discovery	COPIAPO	In Process
03203-4953-2	BELLAVISTA 1/8	24	1467 vta	366	12/21/2009	Property	COPIAPO	Granted
03203-4955-9	BELLAVISTA 11/14	16	56 vta	14	1/13/2010	Property	COPIAPO	Granted
03203-4956-7	BELLAVISTA 15/18	20	63	15	1/13/2010	Property	COPIAPO	Granted
03203-4954-0	BELLAVISTA 9/10	6	1474	367	12/21/2009	Property	COPIAPO	Granted
03203-0230-7	BERTA DOS AL ESTE	3	316	119	8/19/1939	Property	COPIAPO	Granted
03203-0229-3	BERTA UNO AL NORTE	4	316	119	8/19/1939	Property	COPIAPO	Granted
03203-1622-7	BRISA 1/10	50	2232 vta	383	9/3/1990	Property	COPIAPO	Granted
03203-1623-5	BRISA 21/40	60	13 vta	3	1/11/1991	Property	COPIAPO	Granted
03203-1624-3	BRISA 41/45		21	4	Año 1991	Property	COPIAPO	Granted
03203-1370-8	BRONCE 1/10	100	142	31	2/9/1987	Property	COPIAPO	Granted
03203-1371-6	BRONCE 11/20	89	81	23	1/23/1987	Property	COPIAPO	Granted
03203-1372-4	BRONCE 21/30	100	134	30	2/9/1987	Property	COPIAPO	Granted
03203-1373-2	BRONCE 31/36	47	91 vta	24	1/23/1987	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-1704-5	BRONCE 37	1	935 vta	226	7/26/1989	Property	COPIAPO	Granted
03203-1705-3	BRONCE 38	2	942	227	7/26/1989	Property	COPIAPO	Granted
03203-1374-0	BRONCE 41/50	100	102	25	1/23/1987	Property	COPIAPO	Granted
03203-1441-0	BRONCE 51/70	100	470	118	9/9/1987	Property	COPIAPO	Granted
03203-1479-8	BRONCE 71/89	86	418 vta	166	10/19/1988	Property	COPIAPO	Granted
03203-1583-2	BRONCE 91/100	50	966	158	4/17/1990	Property	COPIAPO	Granted
03203-1584-0	BRONCE 101/115	75	959	156	4/12/1990	Property	COPIAPO	Granted
03203-3940-5	BRONCE CINCO 16/30	150	475 vta	136	5/22/2000	Property	COPIAPO	Granted
03203-3939-1	BRONCE CUATRO 1/30	300	465	135	5/22/2000	Property	COPIAPO	Granted
03203-3938-3	BRONCE TRES 1/30	300	2164	486	10/18/2011	Property	COPIAPO	Granted
03203-3945-6	BRONCE VEINTE 1/10	40	1407	323	11/18/1999	Property	COPIAPO	Granted
03203-1905-6	CALEDONIA 1/5	25	34 vta	6	Año 1991	Property	COPIAPO	Granted
03203-4354-2	CARLA 10 11/15	300	67 vta	33	2/8/2005	Property	COPIAPO	Granted
03203-2762-8	CAROLITA CINCO 1/10	40	540	85	4/11/1994	Property	COPIAPO	Granted
03203-2782-2	CAROLITA CUATRO 1/10	200	1787 vta	316	12/26/1996	Property	COPIAPO	Granted
03203-2688-5	CAROLITA DOS 1/25	120	2069 vta	372	12/28/1993	Property	COPIAPO	Granted
03203-2689-3	CAROLITA DOS 31	2	2079	373	12/28/1993	Property	COPIAPO	Granted
03203-2781-4	CAROLITA TRES 1/14	200	1776 vta	315	12/26/1996	Property	COPIAPO	Granted
03203-2685-0	CAROLITA UNO 1/15	75	2046	369	12/28/1993	Property	COPIAPO	Granted
03203-2686-9	CAROLITA UNO 16/22	14	2054	370	12/28/1993	Property	COPIAPO	Granted
03203-2687-7	CAROLITA UNO 34/35	56	2062	371	12/28/1993	Property	COPIAPO	Granted
03203-3346-6	CAROLITA VEINTIDOS 1/5	50	1495 vta	261	10/8/1996	Property	COPIAPO	Granted
03203-2330-4	CHIQUITA	4	1083 vta	343	6/3/1992	Property	COPIAPO	Granted
03203-2331-2	CHIQUITA I	1	1076 vta	342	6/3/1992	Property	COPIAPO	Granted
03203-1338-4	CIERVO 1/3	9	85	38	3/10/1986	Property	COPIAPO	Granted
03203-1808-4	CONDOR 1/3	6	1754	302	7/9/1990	Property	COPIAPO	Granted
03203-2095-K	CORA 1/20	200	1352 vta	266	10/7/1991	Property	COPIAPO	Granted
03203-2154-9	CORA 21/40	200	1758	332	12/9/1991	Property	COPIAPO	Granted
03203-1749-5	COSTANERA 1/12	43	1648 vta	281	Año 1990	Property	COPIAPO	Granted
03203-1645-6	CRUCES 1/20	88	952	155	4/12/1990	Property	COPIAPO	Granted
03203-1646-4	CRUCES 21/40	100	1768 vta	304	7/9/1990	Property	COPIAPO	Granted
03203-1647-2	CRUCES 41/66	130	2217 vta	381	8/30/1990	Property	COPIAPO	Granted
03203-4995-8	CRUCES DOS 1/26	200	610 vta	138	6/22/2010	Property	COPIAPO	Granted
N/A	CRUCES SEIS 1/20							Granted
03203-1772-K	CRUCES I 16/20	100	1750	331	12/9/1991	Property	COPIAPO	Granted
03203-1773-8	CRUCES I 21/27	100	1646	316	11/13/1991	Property	COPIAPO	Granted
03203-0784-8	DECIDIDA 1/2	10	261	140	Año 1956	Property		Granted
03203-0775-9	DELIRIO	5	929	148	4/6/1990	Property	COPIAPO	Granted
03203-0324-9	DESPRECIADA 1	5	180 vta	82	9/14/1948	Property	COPIAPO	Granted
03203-5820-5	DESPRECIADA 1/2	6					COPIAPO	In Process
03203-0289-7	DICHOSA	5	272 vta	99	12/13/1936	Property	COPIAPO	Granted
N/A	ELENA 1 1/10	60					COPIAPO	Granted
N/A	ELENA 1 11/15	20					COPIAPO	Granted
03203-1463-1	ESPERANZA 1/7	80	1652 vta	317	11/13/1991	Property	COPIAPO	Granted
03203-1409-7	ESTEBAN 1/4	14	499 vta	70	2/1/1990	Property	COPIAPO	Granted
N/A	ESTELA 1 1/40	200	916	664	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 10 1/60	300	938	675	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 11 1/40	200	940	676	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 12 1/30	150	942	677	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 12 31/60	150	944	678	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 13 1/60	300	946	679	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 14 1/40	200	948	680	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 15 1/40	200	950	681	2/1/2013	Discovery	COPIAPO	In Process

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
N/A	ESTELA 16 1/40	200	898 vta	811	12/5/2012	Discovery	CALDERA	In Process
N/A	ESTELA 3 1/60	300	920	666	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 4 1/20	100	922	667	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 5 1/60	300	924	668	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 6 31/60	150	928	670	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 7 1/60	300	930	671	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 8 1/44	220	932	672	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 8 45/60	80	934	673	2/1/2013	Discovery	COPIAPO	In Process
N/A	ESTELA 9 1/60	300	936	674	2/1/2013	Discovery	COPIAPO	In Process
03203-0053-3	ESTRELLA		147	253	Año 1904	Property	COPIAPO	Granted
03203-5824-8	FLORENCIA 14 1/9	50	2434 vta	528	7/26/2012	Property	COPIAPO	Granted
N/A	FLORENCIA 14 21/40							In Process
03203-5825-6	FLORENCIA 15 1/5	15	2442 vta	529	7/26/2012	Property	COPIAPO	Granted
N/A	FLORENCIA 15 21/40							In Process
03203-6400-0	FLORENCIA 18 2	100	5588	4184	6/22/2011	Discovery	COPIAPO	In Process
03203-5826-4	FLORENCIA 22 1/15	200	2449 vta	530	7/26/2012	Property	COPIAPO	Granted
03203-5822-1	FLORENCIA 4 1/5	40	2426	527	7/26/2012	Property	COPIAPO	Granted
N/A	FLORENCIA A14 1/40	200	7605	5341	12/10/2013	Discovery	COPIAPO	In Process
N/A	FLORENCIA A18 1/20	100	7607	5342	12/10/2013	Discovery	COPIAPO	In Process
N/A	FLORENCIA A18 21/40	100	7609	5343	12/10/2013	Discovery	COPIAPO	In Process
N/A	FLORENCIA A3 1/30	150	7603	5340	12/10/2013	Discovery	COPIAPO	In Process
03203-5821-3	FUNDENTE 1/20	200	1905 vta	429	6/21/2012	Property	COPIAPO	Granted
03203-0322-2	FUNDENTE 1/5	18	130	95	10/8/1951	Property	COPIAPO	Granted
03203-1655-3	GRANATE 120/126	35	40 vta	5	1/2/1990	Property	COPIAPO	Granted
03203-0419-9	INDEPENDENCIA	3	835	149	4/6/1990	Property	COPIAPO	Granted
03203-0419-9	INDEPENDENCIA 1/20	50	264 vta	109	12/13/1958	Property	COPIAPO	Granted
03203-1464-K	LA PIRITA 1/7	43	100	39	4/9/1988	Property	COPIAPO	Granted
03203-4748-3	LA PITA 1/15	60	1459 vta	365	12/21/2009	Property	COPIAPO	Granted
03203-1676-6	LA POLLITA 1/13	100	623	160	5/10/1989	Property	COPIAPO	Granted
03203-4749-1	LA POLO 1/6	24	1480	368	12/21/2009	Property	COPIAPO	Granted
03203-0097-5	LA SIETE POR CIENTO 1/3	10	294	133	12/12/1955	Property	COPIAPO	Granted
03203-1204-3	LAR 1/10	50	220 vta	111	8/22/1983	Property	COPIAPO	Granted
03203-2405-K	MACARENA 111/129	200	1357 vta	261	9/13/1993	Property	COPIAPO	Granted
03203-2484-K	MACARENA 131/140	100	1437 vta	271	9/20/1993	Property	COPIAPO	Granted
03203-2486-6	MACARENA 176/180	100	1049 vta	203	8/18/1993	Property	COPIAPO	Granted
03203-2406-8	MACARENA 181/195	150	1366 vta	262	9/13/1993	Property	COPIAPO	Granted
03203-2487-4	MACARENA 196/200	150	1375 vta	263	9/13/1993	Property	COPIAPO	Granted
03203-2488-2	MACARENA 211/240	300	1057	204	8/18/1993	Property	COPIAPO	Granted
03203-2407-6	MACARENA 241/260	200	1384	264	9/13/1993	Property	COPIAPO	Granted
03203-2408-4	MACARENA 261/270	100	1393 vta	265	9/13/1993	Property	COPIAPO	Granted
03203-2489-0	MACARENA 271/273	30	1403	266	9/13/1993	Property	COPIAPO	Granted
03203-2490-4	MACARENA 274/280	35	1412 vta	267	9/13/1993	Property	COPIAPO	Granted
03203-2491-2	MACARENA 281	25	1421	268	9/13/1993	Property	COPIAPO	Granted
03203-2493-9	MACARENA 288/297	100	1066 vta	205	8/18/1993	Property	COPIAPO	Granted
03203-2494-7	MACARENA 298/305	80	1075	206	8/18/1993	Property	COPIAPO	Granted
03203-2495-5	MACARENA 306/307	14	1083	207	8/18/1993	Property	COPIAPO	Granted
03203-2496-3	MACARENA 316/325	50	1090 vta	208	8/18/1993	Property	COPIAPO	Granted
03203-2497-1	MACARENA 336	30	1100	209	8/18/1993	Property	COPIAPO	Granted
03203-2409-2	MACARENA 346/365	200	683 vta	144	5/19/1993	Property	COPIAPO	Granted
03203-2498-K	MACARENA 366/385	200	1107 vta	210	8/18/1993	Property	COPIAPO	Granted
03203-2499-8	MACARENA 386/405	200	1115 vta	211	8/18/1993	Property	COPIAPO	Granted
03203-2500-5	MACARENA 406/425	100	454	106	4/21/1993	Property	COPIAPO	Granted
03203-2501-3	MACARENA 426/433	40	1123 vta	212	8/18/1993	Property	COPIAPO	Granted
03203-2502-1	MACARENA 434/437	48	1132 vta	213	8/18/1993	Property	COPIAPO	Granted
03203-2503-K	MACARENA 442/444	12	1140	214	8/18/1993	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-2504-8	MACARENA 445/464	100	1148	215	8/18/1993	Property	COPIAPO	Granted
03203-1501-8	MANTO PEDREGAL 1/3	12	1049	251	8/22/1989	Property	COPIAPO	Granted
N/A	MARTITA 1 1/6	12	6050 vta	4185	9/23/2013	Discovery	COPIAPO	In Process
N/A	MARTITA 10 1/40	200	9540 vta	7070	9/14/2011	Discovery	COPIAPO	In Process
03203-6495-7	MARTITA 6 1/17	100	9534 vta	7067	9/14/2011	Discovery	COPIAPO	In Process
N/A	MARTITA 9 1/6	30	6052 vta	4186	9/23/2013	Discovery	COPIAPO	In Process
03203-0053-3	MERCEDES		130 vta	227	Año 1905	Property	COPIAPO	Granted
03203-1893-9	MILANO 41/44	50	484 vta	77	4/23/1991	Property	COPIAPO	Granted
03203-1894-7	MILANO 51/54	50	1012	183	7/17/1991	Property	COPIAPO	Granted
03203-0853-4	NIC CARTER 1/2	7	134 vta	95	9/8/1942	Property	COPIAPO	Granted
03203-1474-7	NIC CARTER II 1/20	100	1119 vta	349	6/11/1992	Property	COPIAPO	Granted
03203-1502-6	OCHO POR CIENTO 1/5	18	1035	249	8/22/1989	Property	COPIAPO	Granted
03203-1438-0	OJANCO 1/20	100	205	73	6/22/1988	Property	COPIAPO	Granted
03203-1666-9	OJANCO 61/84	120	2430 vta	429	10/19/1990	Property	COPIAPO	Granted
03203-1667-7	OJANCO 85/96	60	1300 vta	216	5/10/1990	Property	COPIAPO	Granted
03201-5473-1	OJANCO CINCO 14/15	100	546 vta	177	4/9/1998	Property	COPIAPO	Granted
03201-5472-3	OJANCO CINCO 3/5	21	540	176	4/9/1998	Property	COPIAPO	Granted
03201-5465-0	OJANCO CUATRO 4/14	110	164 vta	27	1/18/1999	Property	COPIAPO	Granted
03201-5987-3	OJANCO DOS 1	300	869 vta	227	12/7/2000	Property	COPIAPO	Granted
03203-3616-3	OJANCO DOS 1/4	40	773	267	6/8/1998	Property	COPIAPO	Granted
03203-3618-K	OJANCO DOS 11/16	54	786 vta	269	6/8/1998	Property	COPIAPO	Granted
03203-3617-1	OJANCO DOS 6/9	15	779 vta	268	6/8/1998	Property	COPIAPO	Granted
03203-2264-2	OJANCO I 41/50	50	492	78	4/23/1991	Property	COPIAPO	Granted
03201-5988-1	OJANCO SEIS 1/18	80	236 vta	69	4/11/2001	Property	COPIAPO	Granted
03201-5461-8	OJANCO TRES 11/20	80	1177 vta	340	7/14/1998	Property	COPIAPO	Granted
03201-5463-4	OJANCO TRES 24/38	80	499 vta	170	4/9/1998	Property	COPIAPO	Granted
03201-5460-K	OJANCO TRES 4/10	56	1033 vta	316	7/8/1998	Property	COPIAPO	Granted
03201-5474-K	OJANCO VEINTIUNO 1/3	16	555 vta	178	4/9/1998	Property	COPIAPO	Granted
03201-5476-6	OJANCO VEINTIUNO 12/16	30	561 vta	179	4/9/1998	Property	COPIAPO	Granted
03201-5475-8	OJANCO VEINTIUNO 5/10	60	1062 vta	320	7/8/1998	Property	COPIAPO	Granted
03203-5261-4	OLI CINCO 1/4	100	438 vta	99	2/27/2012	Property	COPIAPO	Granted
03203-3609-0	PAME UNO 24/28	24	1290 vta	363	8/17/1998	Property	COPIAPO	Granted
03203-3607-4	PAME UNO 6/7	24	793 vta	270	6/8/1998	Property	COPIAPO	Granted
03203-3612-0	PAME DOS 26/36	60	184	30	2/9/1999	Property	COPIAPO	Granted
03203-3613-9	PAME DOS 38/66	120	1296 vta	364	8/17/1998	Property	COPIAPO	Granted
03203-1497-6	PELIGROSA 1/20	100	713	178	6/5/1989	Property	COPIAPO	Granted
03203-1403-8	PELUSIN 1/10	50	35	12	2/4/1988	Property	COPIAPO	Granted
03203-1744-4	POLA 1/4	100	1029 vta	176	4/30/1990	Property	COPIAPO	Granted
03203-1585-9	PROTECTORA 1/10	50	487	68	1/31/1990	Property	COPIAPO	Granted
03203-1586-7	PROTECTORA 21/40	100	1364 vta	267	10/7/1991	Property	COPIAPO	Granted
03203-1587-5	PROTECTORA 41/52	70	1372	268	10/7/1991	Property	COPIAPO	Granted
03203-1588-3	PROTECTORA 55/68	70	1488	243	5/31/1990	Property	COPIAPO	Granted
03203-1625-1	PUDU 1/2	2	2225	382	9/3/1990	Property	COPIAPO	Granted
03202-0849-1	PUNTA PADRONES 1/33	132	55	9	6/24/1997	Property	CALDERA	Granted
03203-1099-7	RENO 1/6	25	81 vta	79	6/25/1979	Property	COPIAPO	Granted
03203-1506-9	RESCATADA 1/8	100	181	61	2/9/1989	Property	COPIAPO	Granted
03203-1626-K	RINCON 1/2	5	403	57	1/31/1990	Property	COPIAPO	Granted
03203-0325-7	RINCONADA 1/3	12	464	136	9/26/1966	Property	COPIAPO	Granted
03203-1431-3	RORO 1/6	30	261 vta	94	8/11/1988	Property	COPIAPO	Granted
03203-2327-4	ROSALIA I	1	1152	353	6/11/1992	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-2328-2	ROSALIA II	1	1158	354	6/11/1992	Property	COPIAPO	Granted
03203-2329-0	ROSALIA III	1	1836 vta	472	10/9/1992	Property	COPIAPO	Granted
03203-2904-3	ROSICLER DOS 1/31	200	1438	265	10/5/1994	Property	COPIAPO	Granted
03203-2903-5	ROSICLER CUATRO 1/40	200	1214	232	9/14/1994	Property	COPIAPO	Granted
03203-2906-K	ROSICLER TRES 1/20	200	1430	264	10/5/1994	Property	COPIAPO	Granted
03203-2037-2	ROSITA	4	927 vta	171	7/17/1991	Property	COPIAPO	Granted
03203-0077-0	SAN GREGORIO	5	173	72	7/28/1939	Property	COPIAPO	Granted
03203-1496-8	SAN JOSE 1/5	25	748	191	6/30/1989	Property	COPIAPO	Granted
03203-1755-K	SAN JOSE Y SOFIA 1	200	2080	356	8/14/1990	Property	COPIAPO	Granted
03203-0053-3	SAN LUIS		152	256	Año 1904	Property	COPIAPO	Granted
03203-1022-9	SAN PANCRACIO 1/3	13	102 vta	49	7/11/1972	Property	COPIAPO	Granted
03203-1789-4	SAN PEDRO I 11/20, 31/34 Y 46/48	300	1386 vta	227	5/15/1990	Property	COPIAPO	Granted
03203-1790-8	SAN PEDRO II 1/48	98	1378	226	5/15/1990	Property	COPIAPO	Granted
03203-0053-3	SAN RAMON		54 vta	19	Año 1968	Property	COPIAPO	Granted
03203-1788-6	SANTA GEMITA II 1/20	123	2543	450	Año 1990	Property	COPIAPO	Granted
03203-1680-4	SANTA GEMITA III 1/20	200	927	225	Año 1989	Property	COPIAPO	Granted
03203-1742-8	SANTA GEMITA IV 1/5	50	2691	538	Año 1990	Property	COPIAPO	Granted
03203-1743-6	SANTA GEMITA V 1/10	100	2145	368	Año 1990	Property	COPIAPO	Granted
03203-0112-2	SANTA ROSA 1/10	51	321	142	6/22/1959	Property	COPIAPO	Granted
03203-1698-7	SANTA SOFIA 1/60	60	664 vta	166	5/12/1989	Property	COPIAPO	Granted
03203-1756-8	SANTA TERESA I 1/20	100	1842 vta	473	10/13/1992	Property	COPIAPO	Granted
03203-1757-6	SANTA TERESA II 1/20	100	1849	474	10/13/1992	Property	COPIAPO	Granted
03203-1758-4	SANTA TERESA III 1/20	100	1856 vta	475	10/13/1992	Property	COPIAPO	Granted
03203-1846-7	SUR 1/2	2	2331	400	9/12/1990	Property	COPIAPO	Granted
03201-7174-1	TOLITO II 1/6
03203-1480-1	VENADO 1/22	104	568	234	12/22/1988	Property	COPIAPO	Granted
03203-1543-3	VENADO 25/39	65	1213	290	10/10/1989	Property	COPIAPO	Granted
03203-1663-4	VENADO II 1/10	33	386	55	1/31/1990	Property	COPIAPO	Granted
03203-1759-2	VENADO II 17/46	150	573	82	2/28/1990	Property	COPIAPO	Granted
03203-2451-3	VENTARRON 1/20	100	577 vta	130	5/5/1993	Property	COPIAPO	Granted
03203-1478-K	VIENTO 1/20	100	95 vta	35	1/13/1989	Property	COPIAPO	Granted
03203-1408-9	VIENTO 21/31	41	150 vta	32	2/9/1987	Property	COPIAPO	Granted
03203-1544-1	VIENTO 41/58	90	869 vta	214	7/19/1989	Property	COPIAPO	Granted
03203-1545-K	VIENTO 59/84	130	502	132	4/20/1989	Property	COPIAPO	Granted
03203-1546-8	VIENTO 85/102	90	508 vta	133	4/20/1989	Property	COPIAPO	Granted
03203-1508-5	VIENTO 103/122	100	102	36	1/13/1989	Property	COPIAPO	Granted
03203-1664-2	VIENTO II 21/29	100	1745 vta	301	7/9/1990	Property	COPIAPO	Granted

Minera Candelaria Mining Exploration Concessions

		Area	Registration Information						Expiration
National Rol	Name	(ha)	Page	No	Year	Registry	City	Status	Date
3203-A912-8	MARTITA A1	300	8181	5881	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A9123-6	MARTITA A2	300	8182 vta	5882	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A914-4	MARTITA A3	300	8184	5883	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A915-2	MARTITA A4	200	8185 vta	5884	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A916-0	MARTITA A5	200	8187	5885	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A917-9	MARTITA A6	100	8188 vta	5886	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A918-7	MARTITA A7	200	8190	5887	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A919-5	MARTITA A8	200	8191 vta	5888	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A920-9	MARTITA A9	200	8193	5889	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A921-7	MARTITA A10	300	8194 vta	5890	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A922-5	MARTITA A11	200	8196	5891	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A923-3	MARTITA A12	200	8197 vta	5892	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-A924-1	MARTITA A13	200	8199	5893	9/28/2012	Discovery	COPIAPO	Granted	6/26/2014
3203-C070-9	MAYO 1	200	11011 vta	7733	12/27/2012	Discovery	COPIAPO	Granted	10/26/2014
3203-C071-5	MAYO 2	200	11013	7734	12/27/2012	Discovery	COPIAPO	Granted	10/9/2014
3203-C072-5	MAYO 3	200	11015	7735	12/27/2012	Discovery	COPIAPO	Granted	10/26/2014
3203-C073-3	MAYO 4	300	11016 vta	7736	12/27/2012	Discovery	COPIAPO	Granted	10/9/2014
03202-2516-7	ANDREA A7	100	408	319	8/2/2013	Discovery	CALDERA	Granted	4/10/2015
03202-2517-5	ANDREA A8	100	410	320	8/2/2013	Discovery	CALDERA	Granted	4/9/2015
03202-2518-3	ANDREA A9	100	412	321	8/2/2013	Discovery	CALDERA	Granted	4/12/2015
03202-2519-1	ANDREA A10	100	414	322	8/2/2013	Discovery	CALDERA	Granted	4/9/2015
03202-2520-5	ANDREA A11	100	416	323	8/2/2013	Discovery	CALDERA	Granted	4/9/2015
03202-2521-3	ANDREA A12	100	418	324	8/2/2013	Discovery	CALDERA	Granted	4/4/2015
03202-2522-1	ANDREA A13	100	420	325	8/2/2013	Discovery	CALDERA	Granted	4/4/2015
03202-2523-K	ANDREA A14	200	521 vta	398	9/4/2013	Discovery	CALDERA	Granted	5/16/2015
03202-2524-8	ANDREA A15	200	422	326	8/2/2013	Discovery	CALDERA	Granted	4/12/2015
03202-2525-6	ANDREA A16	200	424	327	8/2/2013	Discovery	CALDERA	Granted	4/12/2015
03202-2526-4	ANDREA A17	300	426	328	8/2/2013	Discovery	CALDERA	Granted	4/10/2015
03202-2527-2	ANDREA A18	300	428	329	8/2/2013	Discovery	CALDERA	Granted	4/5/2015
03202-2543-4	ANDREA A19	100	430	330	8/2/2013	Discovery	CALDERA	Granted	5/7/2015
03201-I105-9	ESTELA A1	200	6131	4247	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I106-7	ESTELA A2	300	6132 vta	4248	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I107-5	ESTELA A3	300	6134 vta	4249	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I108-3	ESTELA A4	100	6136	4250	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I109-1	ESTELA A5	300	6138	4251	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I110-5	ESTELA A6	300	6139 vta	4252	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I111-3	ESTELA A7	300	6141 vta	4253	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I112-1	ESTELA A8	300	6143	4254	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I113-K	ESTELA A9	300	6145	4255	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I114-8	ESTELA A10	300	7239 vta	5051	11/13/2013	Discovery	COPIAPO	Granted	9/9/2015
03201-I115-6	ESTELA A11	200	6146 vta	4256	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I116-4	ESTELA A12	300	6148 vta	4257	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I117-2	ESTELA A13	300	6150	4258	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I118-0	ESTELA A14	200	6152	4259	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03201-I119-9	ESTELA A15	200	6153 vta	4260	9/26/2013	Discovery	COPIAPO	Granted	6/24/2015
03202-2528-0	ESTELA A16	200	432	331	8/2/2013	Discovery	CALDERA	Granted	4/5/2015
03203-D035-6	MARTITA B10	300				Discovery	COPIAPO	Granted	3/12/2016
03203-D024-0	BELLAVISTA A1	100				Discovery	COPIAPO	In Process
03203-D037-2	FLORENCIA B3	300				Discovery	COPIAPO	Granted	3/13/2016
03203-D038-0	FLORENCIA B14	300				Discovery	COPIAPO	Granted	3/13/2016
03203-D039-9	FLORENCIA B18	300				Discovery	COPIAPO	Granted	3/13/2016

Schedule B – Minera Ojos del Salado Mining Exploitation Concessions

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-0748-1	ALCAPARROSA	5	163 vta	207	24-07-1877	Property	COPIAPO	Granted
03203-0749-K	ALCAPARROSA II y IV	10	370	137	9/5/1939	Property	COPIAPO	Granted
03203-0932-8	ALTA SIERRA 1/11	8	86	33	3/31/1965	Property	COPIAPO	Granted
03201-0095-K	AURORA 1	5	4	2	1/15/1954	Property	COPIAPO	Granted
03203-2165-4	BLANCA TORRE DE CARRIZALILLO 1/25	25	1906	482	10/20/1992	Property	COPIAPO	Granted
03201-5796-K	BONANZA CUARTA 1/60	300	347 vta	78	3/22/1999	Property	COPIAPO	Granted
03201-5728-5	BONANZA DOS 1/10	40	177 vta	29	2/9/1999	Property	COPIAPO	Granted
03201-5797-8	BONANZA SEXTA 1	4	354 vta	79	3/22/1999	Property	COPIAPO	Granted
03201-5800-1	BONANZA SEXTA 11, 12, 33/60	260	370	82	3/22/1999	Property	COPIAPO	Granted
03201-5798-6	BONANZA SEXTA 6	10	359 vta	80	3/22/1999	Property	COPIAPO	Granted
03201-5799-4	BONANZA SEXTA 7/10	20	364 vta	81	3/22/1999	Property	COPIAPO	Granted
03201-5795-1	BONANZA TERCERA 1/60	300	340 vta	77	3/22/1999	Property	COPIAPO	Granted
03201-5189-9	BONANZA UNO 1/40	200	288 vta	44	2/27/1997	Property	COPIAPO	Granted
03201-0728-8	CARMEN	1	253	94	11/8/1935	Property	COPIAPO	Granted
03203-3245-1	CARO TRES 37	200	230 vta	34	2/19/1996	Property	COPIAPO	Granted
03203-1876-9	CAROLITA 1/7	56	1296	243	9/26/1991	Property	COPIAPO	Granted
03203-3170-6	CAROLITA SEIS 1/10	30	1919	302	12/1/1995	Property	COPIAPO	Granted
03201-2431-K	CECILIA 1/106	506	173	71	4/24/1986	Property	COPIAPO	Granted
03203-1978-1	CHICA 1/3	6	997 vta	181	7/17/1991	Property	COPIAPO	Granted
03203-1981-1	CHICA 14/20	40	1222	365	7/3/1992	Property	COPIAPO	Granted
03203-1982-K	CHICA 22/25	8	971 vta	178	7/17/1991	Property	COPIAPO	Granted
03203-1983-8	CHICA 26/31	18	988 vta	180	7/17/1991	Property	COPIAPO	Granted
03203-1984-6	CHICA 32/38	42	979	179	7/17/1991	Property	COPIAPO	Granted
03203-1985-4	CHICA 39	1	965 vta	177	7/17/1991	Property	COPIAPO	Granted
03203-1979-K	CHICA 4/12	36	957 vta	176	7/17/1991	Property	COPIAPO	Granted
03203-1970-6	CLAUDIA 1/17	100	153 vta	25	2/18/1991	Property	COPIAPO	Granted
03203-2980-9	COALA DOS 11/24	200	42 vta	6	1/5/1995	Property	COPIAPO	Granted
03203-5655-5	COALA TRES 13/20	200	51	7	1/5/1995	Property	COPIAPO	Granted
03203-5656-3	COIPA 1/30	144	238 vta	98	6/13/1957	Property	COPIAPO	Granted
03203-6329-2	CONDOR 1/20	100	847	143	6/30/1997	Property	COPIAPO	Granted
03203-6486-8	COOPERATIVA AGUSTINA 1/10	50	438	136	11/18/1980	Property	COPIAPO	Granted
03203-0276-5	COTOPAXI 1/3	15	483	124	11/16/1962	Property	COPIAPO	Granted
03201-5991-1	CRUCES NUEVE 1/20	200	829 vta	207	11/29/2000	Property	COPIAPO	Granted
03203-4067-5	CRUCES OCHO 1/15	200	816 vta	205	11/29/2000	Property	COPIAPO	Granted
03203-4068-3	CRUCES OCHO 41/60	100	823	206	11/29/2000	Property	COPIAPO	Granted
03201-5990-3	CRUCES SIETE 1/20 y 31/50	300	810	204	11/29/2000	Property	COPIAPO	Granted
03201-2203-1	CUTANA 1/10	47	138	44	7/2/1971	Property	COPIAPO	Granted
03201-0180-8	DESCUBRIDORA 1/2	10	123	62	10/9/1952	Property	COPIAPO	Granted
03201-1509-4	DESPRECIADA 1/2	10	1	1	5/6/1947	Property	COPIAPO	Granted
03203-2751-2	DICASO 1/9	200	131 vta	61	4/16/1981	Property	COPIAPO	Granted
03201-0034-8	ESCAPADA	30	406 vta	177	11/1/1938	Property	COPIAPO	Granted
03201-2118-3	GLADYS 1/73	358	111 vta	57	4/9/1981	Property	COPIAPO	Granted
03203-1648-0	GRANATE 1/21	105	1279	213	5/11/1990	Property	COPIAPO	Granted
03203-1649-9	GRANATE 22/41	100	1293 vta	215	5/11/1990	Property	COPIAPO	Granted
03203-1650-2	GRANATE 42/48	110	1761	303	7/9/1990	Property	COPIAPO	Granted
03203-1651-0	GRANATE 64/76	110	1249	210	5/11/1990	Property	COPIAPO	Granted
03203-1652-9	GRANATE 86/90	30	190 vta	21	1/9/1990	Property	COPIAPO	Granted
03203-1653-7	GRANATE 92/104	65	425	60	1/31/1990	Property	COPIAPO	Granted
03203-1654-5	GRANATE 105/119	75	1695 vta	294	7/5/1990	Property	COPIAPO	Granted
03203-1632-4	HERCULES 35/60	154	610	87	3/8/1990	Property	COPIAPO	Granted
03203-1885-8	HERCULES II 1/12	100	257 vta	40	2/12/1992	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-3224-9	JILGUERO DOS 1/10	210	36 vta	5	1/3/1996	Property	COPIAPO	Granted
03203-3621-K	JILGUERO SEGUNDA 21/23	100	1395 vta	321	11/18/1999	Property	COPIAPO	Granted
03203-3968-5	JILGUERO SEGUNDA 41/45	100	1401	322	11/18/1999	Property	COPIAPO	Granted
03203-0829-1	LA DICHOSA 1/2	10	304 vta	137	12/12/1955	Property	COPIAPO	Granted
03203-2800-4	LADRILLOSDOS 27/39	39	2037	368	12/28/1993	Property	COPIAPO	Granted
03203-2810-1	LADRILLOSTRES 1/10	110	1206 vta	231	9/14/1994	Property	COPIAPO	Granted
03203-2811-K	LADRILLOSTRES 51/52	15	1560 vta	284	10/19/1994	Property	COPIAPO	Granted
03203-2799-7	LADRILLOSUNO 1/22	150	2025 vta	367	12/28/1993	Property	COPIAPO	Granted
03201-2169-8	LAS ADRIANITAS 1/28	45	266 vta	124	6/18/1970	Property	COPIAPO	Granted
03203-4107-8	LAS PINTADAS 1/37	300	1	1	1/4/2001	Property	COPIAPO	Granted
03203-4109-4	LAS PINTADAS 121/125	50	24 vta	3	1/4/2001	Property	COPIAPO	Granted
03203-4110-8	LAS PINTADAS 131/135	50	32	4	1/4/2001	Property	COPIAPO	Granted
03203-4111-6	LAS PINTADAS 141	50	38 vta	5	1/4/2001	Property	COPIAPO	Granted
03203-4108-6	LAS PINTADAS 61/120	300	11	2	1/4/2001	Property	COPIAPO	Granted
03203-0440-7	LASTENIA	2	58	95	16-07-1890	Property	COPIAPO	Granted
03203-0444-K	LAURA REBECA	2	434	189	12/15/1938	Property	COPIAPO	Granted
03203-0445-8	LAURA SEGUNDA	2	434	189	12/15/1938	Property	COPIAPO	Granted
03201-5125-2	LEON 1/20	100	855	144	6/30/1997	Property	COPIAPO	Granted
03203-4028-4	MACA DOS 61/62	200	485 vta	141	6/8/2000	Property	COPIAPO	Granted
03203-2481-5	MACARENA 61/70	100	1023 vta	200	8/18/1993	Property	COPIAPO	Granted
03203-2479-3	MACARENA 11/28	200	1014	199	8/18/1993	Property	COPIAPO	Granted
03203-2480-7	MACARENA 41/49	100	587	131	5/5/1993	Property	COPIAPO	Granted
03203-2506-4	MACARENA 469/478	80	1164	217	8/18/1993	Property	COPIAPO	Granted
03203-2508-0	MACARENA 495/497	25	1182 vta	219	8/18/1993	Property	COPIAPO	Granted
03203-2483-1	MACARENA 101/110	100	1040 vta	202	8/18/1993	Property	COPIAPO	Granted
03203-2482-3	MACARENA 81/87	100	1032 vta	201	8/18/1993	Property	COPIAPO	Granted
03203-4014-4	MAK CUATRO 1/4	300	491	142	6/8/2000	Property	COPIAPO	Granted
03203-0564-0	MALAQUITA 1/156	589	183	56	7/8/1968	Property	COPIAPO	Granted
03203-1736-3	MALAQUITA 157	4	580	83	2/28/1990	Property	COPIAPO	Granted
03203-1976-5	MALAQUITA 159/161	12	835 vta	132	5/8/1992	Property	COPIAPO	Granted
03201-2302-K	MAMIÑA 1/125	582	219 vta	117	6/26/1981	Property	COPIAPO	Granted
03203-0843-7	MANTO MONSTRUO UNO	5	192	87	10/27/1948	Property	COPIAPO	Granted
03203-0700-7	MARCELA DEL CARMEN 1/5	25	235	155	12/7/1950	Property	COPIAPO	Granted
03203-3260-5	MARTA 1/30 (27/28)	8	192	49	6/16/1964	Property	COPIAPO	Granted
03203-1891-2	MILANO 1/10	100	477 vta	76	4/23/1991	Property	COPIAPO	Granted
03203-1988-9	MONUNA 1/2	2	951 vta	175	7/17/1991	Property	COPIAPO	Granted
03203-1989-7	MONUNA 3	2	945 vta	174	7/17/1991	Property	COPIAPO	Granted
03203-2065-8	NEGRA 1/30	300	608	97	4/6/1992	Property	COPIAPO	Granted
03203-1971-4	OLGA 1/10	100	146 vta	24	2/18/1991	Property	COPIAPO	Granted
03203-3477-2	PANDA CUARTA 1/20	100	1558	266	11/26/1997	Property	COPIAPO	Granted
03203-3472-1	PANDA CUATRO 1	5	1546	264	11/26/1997	Property	COPIAPO	Granted
03203-3473-K	PANDA CUATRO 2/8	21	1551 vta	265	11/26/1997	Property	COPIAPO	Granted
03203-3824-7	PANDA CUATRO 9/10	6	1028 vta	196	7/5/1999	Property	COPIAPO	Granted
03203-3750-K	PANDA QUINTA 1/24	140	63 vta	21	1/31/2000	Property	COPIAPO	Granted
03203-3474-8	PANDA SEGUNDA 1/15	150	1564 vta	267	11/26/1997	Property	COPIAPO	Granted

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-3475-6	PANDA TERCERA 1/10	50	1570 vta	268	11/26/1997	Property	COPIAPO	Granted
03203-3476-4	PANDA TERCERA 11/30	100	1577 vta	269	11/26/1997	Property	COPIAPO	Granted
03203-0663-9	PEDRO A. CERDA 1/10	40	487 vta	125	12/1/1962	Property	COPIAPO	Granted
03203-1657-K	PINTADAS 21/39	120	498 vta	79	4/23/1991	Property	COPIAPO	Granted
03203-1659-6	PINTADAS 66/72	91	60 vta	7	1/2/1990	Property	COPIAPO	Granted
03203-1660-K	PINTADAS 79/96	120	1737	300	7/9/1990	Property	COPIAPO	Granted
03203-2249-9	PINTADAS 73	4	616	98	4/6/1992	Property	COPIAPO	Granted
03203-3703-8	POR SI ACASO 1	8	1428	387	9/16/1998	Property	COPIAPO	Granted
03203-2912-4	QUILIMARI I 1/11	200	1274	194	7/27/1995	Property	COPIAPO	Granted
03203-0677-9	REBECA SEGUNDA	1	434	189	12/15/1938	Property	COPIAPO	Granted
03203-0725-2	RELAVE 1/2	10	118	53	4/7/1953	Property	COPIAPO	Granted
03203-2111-5	RENACER 14/26	70	1135 vta	351	6/11/1992	Property	COPIAPO	Granted
03203-2112-3	RENACER 28/32	35	1144	352	6/11/1992	Property	COPIAPO	Granted
03203-2113-1	RENACER 35/51	100	1575	286	10/19/1994	Property	COPIAPO	Granted
03203-2110-7	RENACER 4/13	50	582 vta	152	7/7/2000	Property	COPIAPO	Granted
03203-2114-K	RENACER 55/58	70	1585	287	10/19/1994	Property	COPIAPO	Granted
03203-2115-8	RENACER 69/83	75	178	34	2/7/1994	Property	COPIAPO	Granted
03203-2116-6	RENACER 84/92	50	807 vta	121	5/20/1994	Property	COPIAPO	Granted
03203-2118-2	RENACER 105/135	200	186 vta	35	2/7/1994	Property	COPIAPO	Granted
03203-0582-9	RESGUARDO	1	192	79	6/9/1939	Property	COPIAPO	Granted
03203-0588-8	RESGUARDO 1/4	4	418 vta	65	7/31/1963	Property	COPIAPO	Granted
	SAN CARLOS 1/2	15					COPIAPO
03203-0980-8	SAN ESTEBAN	10	48 vta	10	1/14/1958	Property	COPIAPO	Granted
03203-2750-4	SAN JOSE Y SOFIA 2	200	2080	356	8/14/1990	Property	COPIAPO	Granted
03203-2752-0	SAN PEDRO I 1/10,21/30,35/45	300	1386 vta	227	5/15/1990	Property	COPIAPO	Granted
03203-2749-0	SAN PEDRO II 49/68	200	1378	226	5/15/1990	Property	COPIAPO	Granted
03203-0904-2	SANTA AURORA 1/8	32	121 vta	49	5/3/1967	Property	COPIAPO	Granted
03203-0888-7	SANTOS VETA Y STOS. MANTOS	8	306	119	8/10/1937	Property	COPIAPO	Granted
03203-0054-1	SOFIA	1	85 vta	90	05-07-1890	Property	COPIAPO	Granted
03203-3908-1	SOL SEGUNDA 10/12	120	376 vta	83	3/22/1999	Property	COPIAPO	Granted
03203-3909-K	SOL SEGUNDA 13/22	80	382 vta	84	3/22/1999	Property	COPIAPO	Granted
03201-4993-2	SUERTE CINCO 1, 2, 3, 7, 8, 13, …	300	221	33	2/19/1996	Property	COPIAPO	Granted
03203-2759-8	TAURO TRES 1	20	1225 vta	234	9/16/1994	Property	COPIAPO	Granted
03203-2760-1	TAURO TRES 3	4	693 vta	106	5/4/1994	Property	COPIAPO	Granted
03203-0139-4	TERESA MARIA	3	57 vta	38	7/31/1943	Property	COPIAPO	Granted
03203-0145-9	TIRANA	5	113 vta	56	7/27/1949	Property	COPIAPO	Granted
03203-0985-9	VERI 1/11	48	302 vta	100	9/21/1967	Property	COPIAPO	Granted
03203-0603-5	VETA GRUESA	2	7 vta	3	3/28/1918	Property	COPIAPO	Granted
03203-1637-5	ALBA 17/36	100	1064 vta	181	4/30/1990	Property	COPIAPO	Granted
03203-1638-3	ALBA 37/56	100	1157 vta	280	9/22/1989	Property	COPIAPO	Granted
03203-1639-1	ALBA 57/76	100	447	63	1/31/1990	Property	COPIAPO	Granted
03203-1642-1	ALBA 127/156	132	1164 vta	281	9/22/1989	Property	COPIAPO	Granted
03203-1643-K	ALBA 157/160	11	470	66	1/31/1990	Property	COPIAPO	Granted
03203-1644-8	ALBA 163/169	22	478 vta	67	1/31/1990	Property	COPIAPO	Granted
03203-1662-6	CORITA 1/8	40	1896	326	7/19/1990	Property	COPIAPO	Granted
03203-2517-K	MACARENA 969/978	34	1231	225	8/18/1993	Property	COPIAPO	Granted
03203-1590-5	TORO 1/20	100	574 vta	151	5/9/1989	Property	COPIAPO	Granted
03203-1591-3	TORO 21/40	94	630 vta	161	5/10/1989	Property	COPIAPO	Granted
03203-1482-8	ROCIO 1/8	55	209 vta	72	Año 1989	Property	COPIAPO	Granted
03201-7107-5	LECHUZA 1/40	200	65	32	3/24/2008	Property	COPIAPO	Granted
03203-0782-1	DESCUIDADA 6	3					COPIAPO

		Area	Registration Information
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status
03203-0294-3	DESCUIDADA 11	2					COPIAPO
03203-0296-K	DESEADA	5	71	34	Año 1942	Property	COPIAPO	Granted
03201-5048-5	NATALIA 1/3	6	799 vta	144	Año 1996	Property	COPIAPO	Granted
03203-1633-2	HERCULES 63/90	112	1903 vta	327	7/23/1990	Property	COPIAPO	Granted
03203-1634-0	HERCULES 91/101	40	1306 vta	217	5/10/1990	Property	COPIAPO	Granted
03203-2505-6	MACARENA 467	4	1157	216	8/18/1993	Property	COPIAPO	Granted
03203-2507-2	MACARENA 485/494	20	1174	218	8/18/1993	Property	COPIAPO	Granted
03203-1990-0	MONUNA 7	3	939 vta	173	7/17/1991	Property	COPIAPO	Granted
03203-1991-9	MONUNA 8	1	933 vta	172	7/17/1991	Property	COPIAPO	Granted
03203-0625-6	ÑA LU 1/6	30	158	59	3/3/1959	Property	COPIAPO	Granted
03203-1658-8	PINTADAS 45/65	80	1267 vta	212	5/10/1990	Property	COPIAPO	Granted
03203-1818-1	PINTADAS II 1/15	50	1257 vta	211	5/10/1990	Property	COPIAPO	Granted
03203-1595-6	TORO 101/120	99	653	164	5/10/1989	Property	COPIAPO	Granted
03203-1596-4	TORO 121/133	100	645	163	5/10/1989	Property	COPIAPO	Granted
03203-1592-1	TORO 41/60	100	580 vta	152	5/9/1989	Property	COPIAPO	Granted
03203-1593-K	TORO 61/75	100	639	162	5/10/1989	Property	COPIAPO	Granted
03203-1594-8	TORO 81/100	100	587	153	5/9/1989	Property	COPIAPO	Granted
03201-8842-3	LECHUZA SUR 1/15	100	2464 vta	532	7/26/2012	Property	COPIAPO	Granted
03201-9234-K	MARK I 1/40	200	1913 vta	430	6/21/2012	Property	COPIAPO	Granted
03201-9235-8	MARK II 1/60	300	7395	5606	11/24/2009	Discovery	COPIAPO	In Process
03201-9236-6	MARK III 1/60	300	1919 vta	431	6/21/2012	Property	COPIAPO	Granted
03201-9237-4	MARK IV 1/33	200	3417	701	9/21/2012	Property	COPIAPO	Granted
03201-9238-2	MARK V 1/59	300	7401	5609	11/24/2009	Discovery	COPIAPO	In Process
03201-9239-0	MARK VI 1/54	270	56	11	1/10/2013	Property	COPIAPO	Granted
03201-9240-4	MARK VI 55/57	15	3435	703	9/21/2012	Property	COPIAPO	Granted
03201-9241-2	MARK VI 59/60	15	1926	432	6/21/2012	Property	COPIAPO	Granted
03201-7795-2	MARK 1/40	200	445	100	2/27/2012	Property	COPIAPO	Granted
03201-7796-0	MARK 41/100	300	1362 vta	307	6/16/2011	Property	COPIAPO	Granted
03201-7797-9	MARK 101/160	300	452 vta	101	2/27/2012	Property	COPIAPO	Granted
03201-7798-7	MARK 161/193	200	1370	308	6/16/2011	Property	COPIAPO	Granted
03201-7799-5	MARK 201/259	300	1379 vta	309	6/16/2011	Property	COPIAPO	Granted
03201-7800-2	MARK 261/318	300	1389 vta	310	6/16/2011	Property	COPIAPO	Granted
03203-5655-5	BRISA TRES 1/2	6	2457 vta	531	7/26/2012	Property	COPIAPO	Granted
03203-5656-3	BRISA CUATRO 1/2	10	6902 vta	5469	10/7/2008	Discovery	COPIAPO	In Process
03203-5801-9	PINTA 1	5	2472	533	7/27/2012	Property	COPIAPO	Granted
03203-5802-7	PINTA 2/11	30	2478 vta	534	7/27/2012	Property	COPIAPO	Granted
03201-9891-7	PUNTA NEGRA A 1/40	200	6658 vta	5340	8/10/2010	Discovery	COPIAPO	In Process
03203-6329-2	BRISA SIETE 1/2	54	8391	6734	10/7/2010	Discovery	COPIAPO	In Process
03203-6486-8	BUITRE 2 1/48	300	9550 vta	7075	9/14/2011	Discovery	COPIAPO	In Process
03203-6774-3	VIENTO A10 1/20	100	4790 vta	3535	6/15/2012	Discovery	COPIAPO	In Process
03203-6775-1	VIENTO A11 1/20	100	4793	3536	6/15/2012	Discovery	COPIAPO	In Process
03203-6881-2	DANIELA DIEZ 1/20	100	10115 vta	7141	11/29/2012	Discovery	COPIAPO	In Process
	CORA A1 1/60	300	11292 vta	7902	12/28/2012	Discovery	COPIAPO	In Process
	CORA A2 1/60	300	11294 vta	7903	12/28/2012	Discovery	COPIAPO	In Process
	CORA A3 1/40	200	11296 vta	7904	12/28/2012	Discovery	COPIAPO	In Process
	CORA A4 1/39	300	11298 vta	7905	12/28/2012	Discovery	COPIAPO	In Process
	CORA A5 1/43	300	11300 vta	7906	12/28/2012	Discovery	COPIAPO	In Process
	CORA A6 1/7	100	11302 vta	7907	12/28/2012	Discovery	COPIAPO	In Process

Minera Ojos del Salado Mining Exploration Concessions

		Area	Registration Information						Expiration
National Rol	Name	(ha)	Page	No.	Year	Registry	City	Status	Date
03203-A905-5	BUITRE A1	100	7888	5712	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A906-3	BUITRE A2	300	7889 vta	5713	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A907-1	CAMILA A1	200	7891	5714	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A908-K	CAMILA A2	300	7892 vta	5715	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A909-8	CAMILA A3	300	7894	5716	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A910-1	CAMILA A4	300	7895 vta	5717	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-A911-K	CAMILA A5	300	7897	5718	9/21/2012	Discovery	COPIAPO	Granted	6/26/2014
03203-C120-9	VIENTO B1	300	299 vta	211	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C121-7	VIENTO B2	300	301	212	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C122-5	VIENTO B3	300	302 vta	213	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C123-3	VIENTO B4	300	304	214	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C124-1	VIENTO B5	300	305 vta	215	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C125-K	VIENTO B6	200	307	216	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C126-8	VIENTO B7	200	308 vta	217	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C127-6	VIENTO B8	200	310	218	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03203-C128-4	VIENTO B9	300	311 vta	219	1/10/2013	Discovery	COPIAPO	Granted	10/11/2014
03201-H862-7	PUNTA NEGRA B1	200	3670	2510	6/21/2013	Discovery	COPIAPO	Granted	3/20/2015
03201-H986-0	MARK B4	200	6671 vta	4606	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03201-H987-9	MARK B5	300	6673	4607	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03201-H988-7	MARK B6	300	6674 vta	4608	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C495-K	CORA B1	300	6676	4609	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C496-8	CORA B2	300	6677 vta	4610	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C497-6	CORA B3	200	6679	4611	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C498-4	CORA B4	300	6680 vta	4612	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C499-2	CORA B5	300	6682	4613	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-C500-K	CORA B6	100	6683 vta	4614	10/17/2013	Discovery	COPIAPO	Granted	7/10/2015
03203-A097-K	GABRIELA 1 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A098-8	GABRIELA 2 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E237-1	GABRIELA 3 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E238-K	GABRIELA 4 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E239-8	GABRIELA 5 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A099-6	GABRIELA 6 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A100-3	GABRIELA 7 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A101-1	GABRIELA 8 (renewal)	100					COPIAPO	Granted	12/21/2014
03203-A102-K	GABRIELA 9 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E243-6	MARK A4 (renewal)	100					COPIAPO	Granted	12/21/2014
03201-E245-2	MARK A6 (renewal)	100					COPIAPO	Granted	12/21/2014

40.810.928,4442 m2
4.760.000,0000 m2
130.000,0000m2
610.000,0000m2
2.510.000,0000m2
60.000,0000m2

AREA EFECTIVA	
CCM Candelaria	
4.760.000,00	
610.000,0000	
166.817,3634	
56.232.772,99	
50.000,0000	
49.479,5016	
199.998,3515	

AREA EFECTIVA	
CCM Ojos	
40.810.928,4442	
46.701,1063	
130.000,0000	
2.650.542,4036	
10.000,0000	
145.954,3849	
80.534,6809	
2.510.000,0000	
216.844,1946	
69.915,8857	
19.996,7851	
24.804,6943	
478.599,9371	
60.000,0000	
14.287.847,8669	
34.475.419,1865	
96.018.089,5701	m2
9.601,8100	hás

SIMBOLISM

COORDENATE AREA OF INTEREST		
Nº	NORT	WEST
1	361200,00	6958200,00
2	362700,00	6958200,00
3	362700,00	6958450,00
4	363000,00	6958450,00
5	363000,00	6959500,00
6	363300,00	6959500,00
7	363300,00	6960300,00
8	363000,00	6960300,00
9	363000,00	6961500,00
10	362750,00	6961500,00
11	362750,00	6962500,00
12	363650,00	6962500,00
13	363650,00	6962800,00
14	364150,00	6962800,00
15	364150,00	6962500,00
16	364700,00	6962500,00
17	364700,00	6962800,00
18	365000,00	6962800,00
19	365000,00	6964000,00
20	365230,00	6964000,00
21	365230,00	6964400,00

COORDENATE AREA OF		
Nº	NORT	WEST
22	365000,00	6964400,00
23	365000,00	6965450,00
24	365070,00	6965450,00
25	365070,00	6966000,00
26	366000,00	6966000,00
27	366000,00	6967900,00
28	366807,00	6967900,00
29	367417,70	6969859,44
30	367622,07	6968840,54
31	367751,00	6968840,54
32	367751,00	6969503,00
33	368151,00	6969503,00
34	368151,00	6968994,00
35	368789,43	6968994,00
36	368784,19	6968961,91
37	369422,41	6968864,10
38	369450,83	6969038,00
39	372000,00	6969038,00
40	372000,00	6969000,00
41	375588,81	6969000,00
42	375468,06	6968699,73

COORDENATE AREA OF INTEREST		
Nº	NORT	WEST
43	375832,75	6968553,19
44	376479,63	6969111,67
45	377629,98	6967779,11
46	377416,64	6967563,64
47	377771,97	6967211,85
48	377900,00	6967000,00
49	378000,00	6967200,00
50	378000,00	6962000,00
51	380000,00	6962000,00
52	380000,00	6955100,00
53	377000,00	6955100,00
54	377000,00	6952200,00
55	377800,00	6952200,00
56	377800,00	6951600,00
57	377100,00	6951600,00
58	377100,00	6950900,00
59	377000,00	6950900,00
60	377000,00	6950500,00
61	376400,00	6950500,00
62	376400,00	6950200,00
63	375800,00	6950200,00

COORDENATE AREA OF		
Nº	NORT	WEST
64	375800,00	6950000,00
65	375000,00	6950000,00
66	375000,00	6942000,00
67	364500,00	6942000,00
68	364504,00	6944000,00
69	365000,00	6944000,00
70	365000,00	6948800,00
71	364620,00	6948800,00
72	364620,00	6949300,00
73	364000,00	6949300,00
74	362677,62	6948916,73
75	362507,39	6948733,65
76	362213,00	6949000,00
77	361200,00	6949000,00
78	359000,00	6949000,00
79	359000,00	6953000,00
80	362587,57	6953000,00
81	362550,00	6953364,25
82	362386,72	6953279,21
83	361559,64	6955475,97
84	361184,72	6955484,80

CADASTRAL MAP

Contenido: C.C.M CANDELARIA
Y
C.C.M OJOS DEL SALADO

Escala: As Show	Fecha: July 2014	Plano: Nº 1

REINALDO FLORES C. - ING. EN MINAS
LANDMAN SERVICE S.A.

SCHEDULE B

Principles of the Intercreditor Agreement

[Intercreditor agreement principles redacted — Commercially sensitive information]

B-1

SCHEDULE C

LMC and Seller Representations and Warranties

LMC and Seller hereby represent and warrant, jointly and severally, to FNC and the Purchaser as follows:

(a)                                 LMC and each PSA Entity (other than the Owners) is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence; in particular, the Seller is incorporated in and a resident of Bermuda and is not a resident of Canada, as determined under the Income Tax Act (Canada);

(b)                                 all requisite corporate acts and proceedings have been done and taken by LMC and each applicable PSA Entity, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, as applicable, and performing its obligations hereunder and thereunder, as applicable;

(c)                                  LMC and each PSA Entity has the requisite corporate power, capacity and authority to enter into this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, respectively, and to perform its obligations hereunder and thereunder, as applicable;

(d)                                 the entering into of this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement and the exercise of the rights and performance of the obligations hereunder and thereunder by LMC and each applicable PSA Entity, respectively, do not and will not (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which LMC or such PSA Entity is a party or which is binding on its assets, (ii) conflict with LMC’s or such PSA Entity’s constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on LMC or such PSA Entity or the performance by LMC or such PSA Entity of its obligations under this Agreement, the Guarantee, any Security Pledge Agreements or the Intercreditor Agreement, as applicable;

(e)                                  other than the consents listed in Section 3.2(o), no Approvals are required to be obtained by LMC or any PSA Entity in connection with the execution and delivery or the performance by it of this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, respectively, or the transactions contemplated hereby and thereby, as applicable;

(f)                                   this Agreement has been duly and validly executed and delivered by LMC and the Seller, and constitutes a legal, valid and binding obligation of LMC and the Seller, enforceable against LMC and the Seller in accordance with its terms, subject to the usual exceptions for bankruptcy and insolvency and general equitable principles;

(g)                                  at the Closing Date, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement will be duly and validly executed and delivered by LMC and each applicable PSA Entity and will constitute a legal, valid and binding obligation of LMC and such PSA Entity, enforceable against LMC and such PSA Entity in accordance with its terms, subject to such exceptions for bankruptcy or insolvency and general equitable principles;

(h)                                 it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it;

(i)                                     other than by virtue of the Acquisition Agreement, neither it nor any Lundin Group Entity has any direct or indirect interest in the Owners, the Project or the Project Assets;

(j)                                    it has conducted and is conducting its business in compliance in all material respects with Applicable Laws, including anti-money laundering, corrupt practices and environmental laws;

(k)                                 there are no actions, suits, proceedings, investigations or claims commenced or, to its knowledge, threatened or contemplated, which, individually or in the aggregate, would prevent or limit, restrict or impair in any material respect the ability of LMC or any PSA Entity to perform its obligations under this Agreement, the Guarantee, the Security Pledge Agreements or the Intercreditor Agreement, as applicable;

(l)                                     LMC and each PSA Entity is entering into and performing its obligations under this Agreement, the Guarantee, the Security Pledge Agreements and the Intercreditor Agreement, as applicable, on its own account and not as trustee or a nominee of any other person;

(m)                             LMC has filed all material documents and information required to be filed by it under applicable securities legislation of the provinces and territories of Canada or any rules, regulations or published policies promulgated thereunder (the “Securities Laws”) or with the Toronto Stock Exchange (all such documents filed prior to the date of execution of this Agreement, the “Public Disclosure Documents”) since January 1, 2014. As of the effective date of such Public Disclosure Documents, none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. LMC has not filed any confidential material change report with any securities regulatory authority that remains confidential. There is no material adverse change concerning LMC which has not been disclosed in the Public Disclosure Documents filed on SEDAR on or before the date of execution of this Agreement; and

(n)                                 the chart of corporate structure attached hereto will reflect the beneficial and registered ownership interests of LMC, LMAB, the Seller and the other PSA Entities in one another as of the Closing Date and after giving effect to the Acquisition. All such ownership interests will be free of any Encumbrance other than the rights of the Lenders under the Acquisition Financing.

Corporate Structure1

1  All entities are 100% owned by the parent company unless otherwise stated.

SCHEDULE D

Purchaser Representations and Warranties

The Purchaser hereby represents and warrants to the Seller as follows:

(a)                                 it is a corporation duly incorporated and validly existing under the laws of Barbados and is up to date in respect of all filings required by law to maintain its existence and is a resident of Barbados and is not a resident of Canada, as determined under the Income Tax Act (Canada);

(b)                                 all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and the Intercreditor Agreement and performing its obligations hereunder and thereunder;

(c)                                  it has the requisite corporate power, capacity and authority to enter into this Agreement and the Intercreditor Agreement and to perform its obligations hereunder and thereunder;

(d)                                 this Agreement and the Intercreditor Agreement and the exercise of its rights and performance of its obligations hereunder and thereunder do not and will not (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on the Purchaser or the performance of its obligations under this Agreement or the Intercreditor Agreement;

(e)                                  no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the Intercreditor Agreement or the transactions contemplated hereby or thereby;

(f)                                   this Agreement has been, and at the Closing Date the Intercreditor Agreement will be, duly and validly executed and delivered by it and constitutes, and in the case of the Intercreditor Agreement, will constitute, a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the usual exceptions for bankruptcy and insolvency and general equitable principles;

(g)                                  it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it;

(h)                                 it is entering into and performing its obligations under this Agreement and the Intercreditor Agreement on its own account and not as trustee or a nominee of any other person; and

D-1

(i)                                     it has at this time and will continue to have until the Deposit is paid in full or this Agreement is terminated, sufficient cash and credit resources and available funding from Affiliates to fully fund the Deposit to the Seller.

D-2

SCHEDULE E

FNC Representations and Warranties

FNC hereby represents and warrants to the Seller as follows:

(a)                                 it is a corporation duly incorporated and validly existing under the laws of Canada and is up to date in respect of all filings required by law to maintain its existence;

(b)                                 all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and performing its obligations hereunder;

(c)                                  it has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(d)                                 this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on FNC or the performance of its obligations under this Agreement;

(e)                                  no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(f)                                   this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the usual exceptions for bankruptcy and insolvency and general equitable principles;

(g)                                  it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it; and

(h)                                 it is entering into and performing its obligations under this Agreement on its own account and not as trustee or a nominee of any other person.

E-1

SCHEDULE F

Dispute Resolution

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.                                      Initiation of Arbitration Proceedings

(a)                                 If the Seller or the Purchaser wishes to have any matter under the Agreement arbitrated in accordance with the provisions of the Agreement (the “Claimant”), then the Seller or the Purchaser, as applicable, shall give notice to the Purchaser or the Seller, as applicable (the “Respondent”), specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to appoint as one of the three arbitrators. Within 20 days after receipt of such notice, the Respondent shall give notice to the Claimant advising of the person it wishes to appoint as the second of the three arbitrators. Those two persons nominated as arbitrators shall, within 20 days of receipt of the Respondent’s notice, appoint a third arbitrator. If such two nominees are unable to agree upon a third arbitrator within such 20-day period or the Respondent fails to notify the Claimant of the person it wishes to appoint as the second arbitrator within the applicable 20-day period, then in either case such arbitrator or arbitrators shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of the Claimant or the Respondent.

(b)                                 The individuals who serve as arbitrators (the “Arbitrators”) shall be qualified by education and experience to decide the matter in dispute. Each Arbitrator shall be at arm’s length from all Parties and their Affiliates and shall not be a member of the audit or legal firm or firms who advise any Party or a person who is otherwise regularly retained by any Party.

2.                                      Submission of Written Statements

Within 20 days of the appointment of the Arbitrators, the Claimant shall send the Respondent a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(a)                                 Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.

(b)                                 Within ten days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(c)                                  All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the

Party concerned relies and which have not previously been submitted by any Party.

(d)                                 After submission of all the statements, the Arbitrators will give directions for the further conduct of the arbitration.

3.                                      Meetings and Hearings

(a)                                 The arbitration shall take place in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree in writing. The arbitration shall be conducted in English unless otherwise agreed by the Parties and the Arbitrators. Subject to any adjournments which the Arbitrators allow, the final hearing will be continued on successive working days until it is concluded.

(b)                                 All meetings and hearings will be in private unless the Parties otherwise agree.

(c)                                  Any Party may be represented at any meetings or hearings by legal counsel.

(d)                                 Each Party may examine, cross examine and re-examine all witnesses at the arbitration.

4.                                      The Decision

(a)                                 The decision of the Arbitrators shall be determined by a majority of them.

(b)                                 The Arbitrators will set out their decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(c)                                  The Arbitrators will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrators on written notice to each Party because of illness or other cause beyond the Arbitrators’ control.

(d)                                 The decision shall determine and award costs.

(e)                                  Subject to Article 34 of the Schedule to the Arbitration Rules, all decisions of the Arbitrators will be final and binding on the Parties and not subject to appeal.

5.                                      Jurisdiction and Powers of the Arbitrators

(a)                                 By submitting to arbitration under these Arbitration Rules, the Parties shall be taken to have conferred on the Arbitrators the following jurisdiction and powers, to be exercised at the Arbitrators’ discretion, subject only to these Rules and the relevant law, with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)                                 Without limiting the jurisdiction of the Arbitrators at law, the Parties agree that the Arbitrators shall have jurisdiction to:

(i)                                  determine any question of fact or law arising in the arbitration;

(ii)                               determine any question as to the Arbitrators’ jurisdiction;

(iii)                            determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)                            order any Party to furnish further details of that Party’s case, in fact or in law;

(v)                                proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrators’ orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrators intend to do so;

(vi)                             receive and take into account such written or oral evidence tendered by the Parties as the Arbitrators determine is relevant, whether or not strictly admissible in law;

(vii)                          make one or more interim awards;

(viii)                       hold meetings and hearings, and make a decision (including a final decision), in Toronto, Ontario or elsewhere with the concurrence of the Parties;

(ix)                             order the Parties to produce to the Arbitrators, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrators determine to be relevant; and

(x)                                make interim orders to secure all or part of any amount in dispute in the arbitration.

6.                                      Confidentiality

(a)                                 The arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration, shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration. None of the Parties shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such Party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Laws or court order, the disclosing Party shall promptly notify the other Parties of such disclosure, shall limit such disclosure to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)                                 The award of the Arbitrators and any reasons for the decision of the Arbitrators shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for any Party to comply with its disclosure obligations under Applicable Laws; (iii) to permit the Parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the Parties to consult with their professional advisors.

SCHEDULE G

Susana and Damiana Mineralization Zones

[Schedule G redacted — Commercially sensitive information]

G-1